Exhibit 96.3

TECHNICAL REPORT SUMMARY OF THE PAMPA ORCOMA OPERATION

YEAR 2022

Date: April 2023

SQM TRS Pampa Orcoma

Summary

This report provides the methodology, procedures and classification used to obtain SQM’s Nitrate an Iodine Mineral Resources a Mineral Reserves, at the Pampa Orcoma Site. The Mineral Resources a Reserves that are delivered correspond to the update as of December 31, 2022.

The results obtained are summarized in the following tables:

Mineral Resources 2022

Mining	Total Inferred Resource			Total Indicated Resource			Total Measured Resource
	Tonnage	Nitrate Grade	Iodine Grade	Tonnage	Nitrate Grade	Iodine Grade	Tonnage	Nitrate Grade	Iodine Grade
	Mt	%	ppm	Mt	%	ppm	Mt	%	ppm
Orcoma				327	7.2	469

Mining	Proven Reserves (1) (million metric tons)	Average grade Nitrate (Percentage by weight)	Average grade Iodine (Parts per million)	Average Cut-off grade for the Mine (2)
Pampa Orcoma

	Probable Reserves (million metric tons)	Average grade Nitrate (Percentage by weight)	Average grade Iodine (Parts per million)	Average Cut-off grade for the Mine (2)
Mina Pampa Orcoma	309	6.9%	413	Nitrate 3.0%

(1)	The above tables show the Probable Reserves before losses related to the exploitation and treatment of the ore. Probable Reserves are affected by mining methods, resulting in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is ultimately transferred to the leaching heaps. The average mining factor for each of our mines varies between 80% an 90%, while the average global metallurgical recovery of nitrate an iodine processes contained in the recovered material varies between 55% an 70%.

(2)	Pampa Orcoma has not Proven Reserves due that the drill holes grid is greater than 100 T (100 x 50 m), so is possible to estimated only Indicated Resources and reported Probable Reserves.

(3)	The cut-off grade of the Probable Reserves vary according to the objectives required in the different mines. The assigned values correspond to the averages of the different sectors.

SQM TRS Pampa Orcoma

Table of contents

1	Executive Summary	1

1.1	Property Summary and Ownership	1

1.2	Geology and Mineralization	1

1.3	Status of Exploration	1

1.4	Mineral Reserve Statement	2

1.5	Mineral Reserve Statement	3

1.6	Metallurgy and Mineral Processing	3

1.6.1	Metallurgical Test Work Summary	3

1.6.2	Processing Summary.	4

1.7	Mine Design, Optimization, and Scheduling	5

1.8	Capital Cost, Operating Costs and Financial Analysis	6

1.8.1	Capital and Operating	6

1.8.2	Financial Analysis	6

1.9	Conclusions and Recommendations	10

2	Introduction	11

2.1	Terms of Reference and Purpose of the Report	11

2.2	Source of Data and Information	11

2.3	Details of Inspection	15

2.4	Previous Reports on Project	15

3	Description and Location	16

3.1	Location	16

3.2	Area of the Property	17

3.3	Mineral Titles, Claims, Rights, Leases and Options	17

3.4	Mineral Rights	19

3.5	Environmental Impacts and Permitting	19

3.6	Other Significant Factor and Risks	21

3.7	Royalties and Agreements	22

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography	23

4.1	Topography Elevation and Vegetation	23

4.2	Accessibility and Transportation to the Property	23

SQM TRS Pampa Orcoma

4.3	Climate and Length of Operating Season	25

4.4	Infrastructure Availability and Sources	25

5	History	27

6	Geological Setting, Mineralization and Deposit	28

6.1	Geomorphological Setting of the Pampa Orcoma Property	28

6.2	Regional Geology	29

6.3	Local Geology	31

6.3.1	Subsurface Units (within the Surface Unit Alluvial and Colluvial Deposits)	34

6.3.2	Sedimentary Units	34

6.3.3	Volcanic Rocks	34

6.4	Deposit Types	35

7	Exploration	36

7.1	Surveys and Investigations	36

7.1.1	Trial Pit Exploration	36

7.1.2	Borehole Exploration	36

7.1.3	400 x 400 m and 200 x 200 m, Grids Drilling Campaign Results	37

7.1.4	Diamond Drilling (DDH) Campaign Results	40

7.1.5	M100T Grid Drilling Campaign Results	41

7.2	Topographic Survey	41

7.3	Hydrogeology	42

7.4	Geotechnical Data, Testing, and Analysis.	42

8	Sample Preparation, Analysis and Security	44

8.1	Site Sample Preparation Methods and Security	44

8.1.1	RC Drilling	44

8.1.2	Sample Preparation	45

8.2	Laboratories, Assaying and Analytical Procedures	47

8.3	Results, QC Procedures and QA Actions	47

8.3.1	Laboratory Quality Control	47

8.3.2	Quality Control and Quality Assurance Programs (Qa-Qc)	48

8.3.3	Sample Security	51

8.4	Opinion of Adequacy	59

SQM TRS Pampa Orcoma

9	data Verification	60

9.1	Data Verification Procedures	60

9.2	Data Management	60

9.3	Technical procedures	60

9.4	Quality Control Procedures	60

9.4.1	Quality Control Measures and Results	60

9.4.2	Quality Assurance Measures.	61

9.5	Precision Evaluation	61

9.6	Accuracy Evaluation	61

9.7	Laboratory Certification	61

9.7.1	Quality Person´s Opinion of Data Adequacy.	62

10	Mineral Processing and Metallurgical Testing	63

10.1	Metallurgical Testing	63

10.1.1	Sampling and Sample preparation	64

10.1.2	Caliche Mineralogical and Chemical Characterization	67

10.1.3	Caliche Physical Properties	71

10.1.4	Agitated Leaching Tests	74

10.1.5	Leaching in Isocontainer	77

10.1.6	Column Leach Test using Seawater	79

10.1.7	Laboratory Control Procedures	83

10.2	Samples Representativeness	85

10.3	Analytical and Testing Laboratories	86

10.4	Test Works and Relevant Results	87

10.4.1	Metallurgical Recovery Estimation	87

10.4.2	Irrigation strategy selection	89

10.4.3	Industrial Scale Yield Estimation	90

10.5	Significant Risk Factors	95

10.6	Qualified Person´s Opinion	96

11	Mineral Resource Estimate	97

11.1	Key Assumptions, Parameters and Methods	97

11.2	Cut-off Grades	97

11.3	Mineral Resource Classification	98

11.4	Mineral Resource Estimate	98

11.5	Qualified Person’s Opinion	99

12	Mineral Reserve Estimate	100

12.1	Estimation Methods, Parameters and Methods	100

SQM TRS Pampa Orcoma

12.2	Cut-off Grade	101

12.2.1	Classification Criteria	101

12.3	Mineral Reserve Estimate	103

12.4	Qualified Person’s Opinion	104

13	Mining Methods	105

13.1	Geotechnical and Hydrological Models, and Other Parameters Relevant to Mine Designs and Plans	105

13.2	Production Rates, Expected Mine Life, Mining Unit Dimensions, and Mining Dilution and Recovery Factors	107

13.3	Requirements for Stripping, and Backfilling	111

13.4	Required Mining Equipment Fleet and Personnel	113

13.5	Map of the Final Mine Outline	114

14	Processing and Recovery Methods	116

14.1	Process Description	119

14.1.1	Mining Zone and Operation Center	121

14.1.2	Heap Leaching	123

14.1.3	Iodide-Iodine Production	124

14.1.4	Neutralization Plant	128

14.1.5	Solar Evaporation Ponds	128

14.2	Process Specifications and Efficiencies	130

14.2.1	Process Criteria	130

14.2.2	Heap Leaching Balance	131

14.2.3	Balance Solutions in Evaporation Ponds	131

14.2.4	Process Balance Sheet	132

14.2.5	Production Estimate	134

14.3	Process requirements	136

14.3.1	Energy and Fuel Requirements	136

14.3.2	Water Consumption and Supply	137

14.3.3	Staff Requirements	139

14.3.4	Process Plant Consumables	140

14.3.5	Air Supply	141

14.4	Qualified Person’s Opinion	142

15	Project Infrastructure	143

15.1	Access Roads to the Project	144

SQM TRS Pampa Orcoma

15.2	Permanent Works	145

15.2.1	Seawater Supply System	145

15.2.2	Power Supply System	147

15.2.3	Mine Area	148

15.2.4	Industrial Area	149

16	MARKET STUDIES	152

16.1	The Company	152

16.2	Iodine and its Derivatives, Market, Competition, Products, Customers	153

16.2.1	Iodine Market	153

16.2.2	Iodine Products	155

16.2.3	Iodine: Marketing and Customers	157

16.2.4	Iodine Competition	157

16.3	Nitrates	159

16.3.1	Specialty Plant Nutrition, Market, Competition, Products, Customers	161

16.3.2	Industrial Chemicals, Market, Competition, Products, Customers	166

17	Environmental Studies, Permitting and Social or Community Impact	170

17.1	Environmental Studies	170

17.1.1	Baseline Studies	170

17.1.2	Environmental Impact Study	178

17.2	Operating and Post Closure Requirements and Plans	179

17.2.1	Waste disposal requirements and plans	179

17.2.2	Monitoring and Management Plan as Defined in the Environmental Authorization	180

17.3	Status of Environmental and Sectorial Permits	181

17.4	Social and Community	182

17.4.1	Plans, Negotiations, or Agreements with Individuals, or Local Groups	182

17.4.2	Commitments to local Procurement or Contracting	183

17.4.3	Social Risk Matrix	183

17.5	Mine Closure	183

17.5.1	Closure, Remediation, and Recovery Plans	183

17.5.2	Closure Plan, Closing Cost	186

17.6	The Qualified Person’s Opinion on the Adequacy of Current Plans to Address any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups.	188

SQM TRS Pampa Orcoma

18	Capital and Operating Costs	189

18.1	Capital Cost Estimates	189

18.2	Basis for Capital and Operating Cost Estimates	190

19	EConomic Analysis	192

19.1	Principal Assumptions	192

19.2	Production and Sales	192

19.3	Prices and Revenue	192

19.4	Operating Costs	194

19.5	Capital Expenditure	196

19.6	Cashflow Forecast	197

19.7	Sensitivity Analysis	199

20	Adjacent Properties	200

21	Other Relevant Data and Information	203

22	Interpretation and Conclusions	204

22.1	Results	204

22.1.1	Sample Preparation, Analysis, and Security	204

22.1.2	Data Verification	204

22.1.3	Mineral Resource Estimate	205

22.1.4	Mineral Reserve Estimate	205

22.1.5	Processing and Recovery Methods	205

22.2	Significant Risks	206

22.2.1	Sample Preparation, Analysis, and Security	206

22.2.2	Geology and Mineral Resources	206

22.2.3	Permitting	206

22.2.4	Processing and Recovery Methods	206

22.2.5	Metal Pricing and Market Conditions	206

22.2.6	Mineral Processing and Metallurgical Testing	206

22.2.7	Environmental Studies, Permitting and Social or Community Impact	207

22.3	Significant Opportunities	207

22.3.1	Mineral Resource Statement	207

22.3.2	Geology and Mineral Resources	207

SQM TRS Pampa Orcoma

22.3.3	Metallurgy and Mineral Processing	207

23	RECOMMENDATIONS	208

24	References	209

25	Reliance on Information Provided by Registrant	210

TABLES

Table 1-1. In-Situ Mineral Resource Estimate, Exclusive of Mineral Reserves, effective December 31, 2022.		2

Table 1-2. Mineral Reserve at the Nueva Victoria Mine (Effective 31 December 2022)		3

Table 1-3. Estimated Net Present Value (NPV) for the Period		8

Table 2-1. Summary of site visits made by QPs to Nueva Victoria in support of TRS Review		15

Table 3-1. Summary of Current Permits		20

Table 7-1. Data Available for 400 x 400; 200 x 200; and 50 x 50 m Drill Hole Grids		40

Table 7-2. Data Available for 100T Drill Hole Grid		41

Table 8-1. Statistics of Iodine and Nitrate Grades in Original versus Duplicate Samples of the 400x400 m Drill Hole Grid (N= 212)		50

Table 8-2. Statistics of Iodine and Nitrate Grades in Original versus Duplicate Samples of the 400 x 400; 200 x 200 and 50 x 50 m Drill Hole Grid (N= 511)		51

Table 10-1. Applied methods for the characterization of caliche or composite.		67

Table 10-2. Salt Matrix of Pampa Orcoma Sampling Points (Piques) taken from 200 x 200 mesh Drillings		69

Table 10-3. Determination of physical properties of caliche minerals.		72

Table 10-4. Comparative results of physical tests for Pampa Orcoma and TEA exploitation project.		73

Table 10-5. Chemical Characterization of samples obtained from Successive Leach Test Results.		75

Table 10-6. Condition for Leaching Experiments in Isocontainer.		78

Table 10-7. Head Grade Samples Loaded to Isocontainer.		78

Table 10-8. Results of Isocontainer Leaching of Samples Obtained from Trial Pits Pampa Orcoma.		79

SQM TRS Pampa Orcoma

Table 10-9. Sumo Project 2014 – Result of Simulated pile scaling for 6 Pampa Orcoma Trial Pits.	79

Table 10-10. Conditions for Leaching Experiments with Seawater.	80

Table 10-11. Characteristic Composition of the Caliche used in the Test.	80

Table 10-12. List of requested analyses for caliche leach brines and iodine prill	83

Table 10-13. Average Chemical Composition of Pampa Orcoma Brine Feed and Directed Out to the Process.	84

Table 10-14. List of installations available for analysis.	86

Table 10-15. Comparison of the Composition Determined for the 583 Heap Leaching Pile in Operation at Nueva Victoria.	91

Table 10-16. Comparison of Industrial Yield with the Values Predicted by the Model.	93

Table 11-1. Mineral Resource Estimate, Exclusive of Mineral Reserves (Effective December 31, 2022)	99

Table 12-1. Mineral Reserve Statement for Pampa Orcoma (Effective December 31, 2022)	103

Table 13-1. Mining Plan for Pampa Orcoma project (2024-2040)	108

Table 13-2. Mining Equipment for mining process – Pampa Orcoma project (20 Mtpy)	113

Table 13-3. Mine and Pad Leaching Production for Pampa Orcoma Mine 2024-2040	114

Table 14-1. Description of Water and Brine Reception Ponds by COM	122

Table 14-2. solar evaporation ponds	129

Table 14-3. Criteria	130

Table 14-4. Pampa Orcoma average composition Per Mining Radius	135

Table 14-5. Pampa Orcoma Process Plant Production Summary	136

Table 14-6. Energy and Fuel projection	137

Table 14-7. Pampa Orcoma industrial and potable water consumption	139

Table 14-8. Personnel required by operational activity	139

Table 14-9. Pampa Orcoma Process Reagents and Consumption rates per year	140

Table 16-1. Iodine and derivates volumes and revenues, 2018 - 2021	156

Table 16-2. Geographical Breakdown of the Revenues	157

SQM TRS Pampa Orcoma

Table 16-3. Sales Volumes and Revenue for Specialty Plant Nutrients, 2021, 2020, 2019, 2018	164

Table 16-4. Geographical Breakdown of the Sales	165

Table 16-5. Sales Volumes of Industrial Chemicals and Total Revenues for 2021, 2020, 2019 and 2018	168

Table 16-6. Geographical Breakdown of the Revenues	168

Table 17-1. Environmental impacts of the Orcoma project and measures contemplated in the Mitigation, restoration and compensation Plan.	178

Table 17-2. Risk Assessment of the main Orcoma facilities	185

Table 17-3. Orcoma Closing Cost	186

Table 17-4. Post-Closure Cost of Orcoma	186

Table 17-5. Financial Guarantees	187

Table 18-1. Capital Cost for Nitrate and Iodine at the Orcoma Project	190

Table 18-2. Productions Assumptions for Pampa Orcoma Project	190

Table 18-3. Estimated Operating costs, per Ton of Caliche Extracted	191

Table 18-4. Estimated Costs to Produce Iodine (kg)	191

Table 18-5. Estimated Costs to Produce Nitrate (per ton)	191

Table 19-1. Production of Iodine and Nitrates with and without Orcoma Project	193

Table 19-2. Production of Iodine and Nitrates with and without Orcoma Project	193

Table 19-3. Main Costs of Iodine and Nitrates Production	195

Table 19-4. Estimated Investments	198

Table 19-5. Estimated Net Present Value (NPV) for the Period	198

Figures

Figure 1-1. Sensitivity Analysis of the Pampa Orcoma Project	9

Figure 3-1. General Location Map	16

Figure 3-2. Location of Pampa Orcoma Property.	19

Figure 4-1. Slope Parameter Map Sr and Elevation Profile Trace BB”	24

Figure 6-1. Geomorphological Map of The Exploration Area Project Pampa Orcoma.	28

Figure 6-2. Regional Geological Map	30

Figure 6-3. Local Geology Map	32

SQM TRS Pampa Orcoma

Figure 6-4. Stratigraphic Column of Pampa Orcoma	33

Figure 7-1. Distribution of Exploration Drill Holes and Soil Pits	39

Figure 7-2. Wingtra One Fixed-Wing Aircraft	41

Figure 8-1. A) Drilling Point Marking B) Drill Rig Positioning C) RC Drilling D) RC Samples at Platform	44

Figure 8-2. A) Transportation Truck. B) Pallets with RC Samples	45

Figure 8-3. Process Sequence from Initial Sample, Reduction and Final Sample.	46

Figure 8-4. A) Sample Division B) Cone Crusher C) Riffle Cutter D) Sample Pulverizing E) Packaging	46

Figure 8-5. Flow Chart for Approval of Laboratory Chemical Analysis Results.	48

Figure 8-6. Result of 400 x 400 m Drill Hole Grid Sample Quality Control.	49

Figure 8-7. Results of 400 x 400; 200 x 200 and 50 x 50 m Drill Hole Grid Sample Quality Control.	50

Figure 8-8. A) Samples Storage B) Drill Hole and Samples Labeling	58

Figure 8-9. Iris – TEA Warehouse at Nueva Victoria	59

Figure 10-1. General Stages of the Sampling Methodology and Development of Metallurgical Test at Pampa Orcoma.	65

Figure 10-2. Diamond Drilling Campaign Map for Composite Samples from the Pampa Orcoma Sector for Metallurgical Testing	66

Figure 10-3. Rigaku NEX QC series of EDXRF Spectrometers	68

Figure 10-4. UDK 169 with AutoKjel Autosampler - Automatic Kjeldahl Nitrogen Protein Analyzer	69

Figure 10-5. Samples Obtained from Drill Holes 2014 Sumo Project	70

Figure 10-6. Embedding, Compaction and Sedimentation Tests Performed in the Iris Pilot Plant Laboratory.	73

Figure 10-7. Successive Leach Test Development Procedure	75

Figure 10-8. Nitrate and Iodine Yield Obtained by Successive Agitated Leaching Test.	77

Figure 10-9. Loaded Isocontainer and Distribution of Material According to Granulometry.	78

Figure 10-10. Results of Nitrate and Iodine Extraction by Seawater Leaching	82

Figure 10-11. Iodine Recovery as a Function of total Salts Content Test Work with Samples from Two Different Resource Sectors to be Exploited by SQM.	88

SQM TRS Pampa Orcoma

Figure 10-12. Parameter Scales and Irrigation Strategy in the Impregnation Stage.	90

Figure 10-13. Irrigation strategy selection	91

Figure 10-14. Nitrate and Iodine Yield Estimation and Industrial Correlation for the period 2008-2022.	92

Figure 10-15. Nitrate and Iodine Yield Extraction and Dissolutions of Salts.	94

Figure 10-16. Nitrate and Iodine Yield Extraction and Unit Consumption.	94

Figure 12-1. Mining Phases and Infrastructure in Pampa Orcoma	102

Figure 13-1. Pad Construction and morphology in Caliche Mines	110

Figure 13-2. Typical Blast in Caliche Mine	112

Figure 13-3. Terrain Leveler and SME equipment (Vermeer)	112

Figure 13-4. Ten Year Plan -2024-2033 Pampa Orcoma Mine	115

Figure 14-1. Simplified Pampa Orcoma Process Flowsheet	118

Figure 14-2. General Layout of the Facilities of Pampa Orcoma	119

Figure 14-3. General Block Process Diagram for Pampa Orcoma	121

Figure 14-4. Schematic Process Flow of Caliche Leaching	124

Figure 14-5. Block Diagram of Iodide-Iodine Production Process Plants	125

Figure 14-6. shows a schematic of the production Blow-out process.	128

Figure 14-7. Pampa Orcoma Heap leaching scheme.	131

Figure 14-8. Pampa Orcoma volumetric balance in solar evaporation area.	132

Figure 14-9. Mass balance of Pampa Orcoma per year of production	133

Figure 14-10. 10 Year Pampa Orcoma Plan Exploitation	134

Figure 15-1. Project Location	144

Figure 15-2. Seawater Suction System	145

Figure 15-3. Seawater Supply System	147

Figure 15-4. Characteristic Diagram of the Iodine-Iodide Plant	151

Figure 16-1Percentage Breakdown of SQM's Revenues for 2021, 2020, 2019 and 2018	153

Figure 16-2. Iodine and Derivates, Production Evolution 1996-2021	155

Figure 16-3. Evolution of the production of nitrates in Chile, 1996-2021	160

SQM TRS Pampa Orcoma

Figure 17-1. Hydrogeological units	171

Figure 17-2. Sectors of the area of influence	177

Figure 17-3. Financial Guarantees	187

Figure 20-1. Pampa Orcoma Adjacent Properties	201

Figure 20-2. Pampa Orcoma Adjacent Properties	202

SQM TRS Pampa Orcoma

1	Executive Summary

1.1	Property Summary and Ownership

Pampa Orcoma, located in northern Chile’s Tarapacá Region, covers a property area of 10,296 ha.

The Pampa Orcoma Project (the Project, or Orcoma Project), which includes the mine area as well as temporary and permanent facilities for the mining operation, involves a surface area of 7,387 ha. In the access sector to the area, there is a "BHP aqueduct easement," and in the surrounding area, there are the populated areas of Huara, Bajo Soga, Colonos Rurales, Pisagua, and the Pampa del Tamarugal Reserve.

1.2	Geology and Mineralization

Pliocene to Holocene alluvial and colluvial deposits overlie most of the Pampa Orcoma property’s surface area, overlaying Jurassic volcaniclastic sequences with minor outcrops to the edges of the property, and outcrops of calcareous sedimentary units and evaporite deposits occurring to the northeast of the property.

Alluvial deposits host iodine and nitrate bearing caliche deposits, showing lateral continuity with an average thickness of 4 m throughout the property.

The property is located on Jurassic volcaniclastic sequences overlain by alluvial and colluvial sediments of Pliocene to Holocene age. The Jurassic volcaniclastics are exposed at the surface in the vicinity of the property limit and beyond. Calcareous sedimentary units and evaporite deposits occur to the northeast of the property, along the western edge of the Ruta 5 trunk road. Alluvial fans cover the solid geology on the eastern side of Ruta 5 and extend to the settlement of Negreiros to the west of Ruta 5.

1.3	Status of Exploration

Geologic exploration of Pampa Orcoma includes pit soil and drilling surveys mostly developed in the last seven years. The most recent pit soil survey in 2021, totals of 86 trenches that have been dug to improving geologic and physical characterization of the caliche deposit. Drilling surveys carried out in 2014 and 2022, total 2,781 drill holes differentiated mainly by grid spacing, with those carried out in 2014 comprising 400 x 400 m and 200 x 200 m RC drilling grids that cover most of the project’s area as the basis for resource estimation, and a 50 x 50 m grid covering three localized areas. Findings from these surveys include iodine and nitrate grades, drill hole characteristics, rock cutting data, geomechanical descriptions, among others.

The 2021 drilling surveys included a diamond drilling campaign, showing core sample descriptions aiming at improving geologic and physical characterization of caliche deposits, and a current RC drilling grid of 100 m spacing in an E-W direction and 50m in a NW-SE for recategorization of the 400 x 400 m and 200 x 200 m grids. These campaigns are in the process of evaluation.

SQM TRS Pampa Orcoma	Page 1

1.4	Mineral Reserve Statement

This sub-section contains forward-looking information related to Mineral Resource estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction.

Since Pampa Orcoma currently has only a 200 x 200 borehole grid, it is possible to estimate the indicated resources by a three-dimensional block model using the inverse distance weighted interpolation (IDW) method.

The 100T grid (100 x 50 m) drill hole grid currently in process, will likely allow for a future updated Mineral Resource estimates that may result in upgrading a portion of the current Indicated Mineral Resources to a Measured level of confidence (SQM, 2021). The diamond drilling (DDH) campaign currently in process, will provide, when finished, a comparison of caliche depths and iodine and nitrate grades with respect to the 200 x 200 m grid Mineral Resource estimation.

The Mineral Resource Estimate, exclusive of Mineral Reserves, is reported in Table 1-1. Note that based on the application of modifying factors and that because the caliche deposits are at the surface, all Indicated Mineral Resources with environment permits has been converted into Mineral Reserves, as result, only Indicated Mineral Resources are reported in this Technical Report Summary (TRS). As the mineral resources estimation process is reviewed and improved each year, mineral resources could change in terms of geometry, tonnage or grades.

Table 1-1. In-Situ Mineral Resource Estimate, Exclusive of Mineral Reserves, effective December 31, 2022.

Resource Classification	Resources (Mt)	Iodine (ppm)	Nitrate (%)
Indicated	18	457	7.4

a)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.

b)	Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported Long Term was subtracted from the Mineral Resource inclusive of Mineral Reserves. All indicated Resources with environment permits has been converted into Mineral Reserves; as a result, only Indicated Mineral Resources are reported in this TRS.

c)	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

d)	The units “Mt” and “ppm” refers to million tons and parts per million respectively.

e)	The Mineral Resource estimate considers a nitrate cut-off grade of 3.0%, based on accumulated grades and operational average grades, as well as the cost and medium and long-term prices forecast for prilled iodine production (Section 16).

f)	Marta Aguilera is the QP responsible for the Mineral Resources.

g)	As the mineral resources estimation process is reviewed and improved each year, mineral resources could change in terms of geometry, tonnage or grades.

SQM TRS Pampa Orcoma	Page 2

1.5	Mineral Reserve Statement

This sub-section contains forward-looking information related to Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecast or projections in the forward-looking information include any significant differences form one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tonnes and grade, modifying factors including mining and recovery factors, production rate and schedule, mining equipment productivity, commodity market and prices and projected operating and capital costs.

A Probable Mineral Reserve estimate for Pampa Orcoma (Table 1-2) was evaluated using 3D blocks model and Inverse Distance Weighted (IDW) interpolation method is considered as medium level of geological confidence are qualified as Probable Mineral Reserves. Conversion factors used are less than one for iodine (0.90) and nitrate (0.85) grades.

Table 1-2. Mineral Reserve at the Nueva Victoria Mine (Effective 31 December 2022)

Reserve Classification	Resources (Mt)	Iodine (ppm)	Nitrate (%)
Probable	309	413	6.9

Notes:

(1) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.

(2) Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported Long Term was subtracted from the Mineral Resource inclusive of Mineral Reserves.

(3) Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

(4) The units “Mt” and “ppm” refers to million tons and parts per million respectively.

(5) The Mineral Resource estimate considers a nitrate cut-off grade of 3.0% , based on accumulated cut-off grades and operational average grades, as well as the cost and medium and long-term prices forecast for prilled iodine production (Section 16).

(6) Marta Aguilera is the QP responsible for the Mineral Resources.

1.6	Metallurgy and Mineral Processing

1.6.1	Metallurgical Test Work Summary

Metallurgical test work performed to date on the project shows that the Pampa Orcoma ore outperforms the company's other resources based on its salt composition and leaching tests. SQM's analytical and pilot test laboratories perform the following chemical, mineralogical and metallurgical tests which constitutes the bank of tests carried out on operating projects: 1) Microscopy and chemical composition, 2) Determination of Physical properties: Tail Test, Borra test, Laboratory granulometry, Embedding tests, Permeability, and 3) Leaching tests

For Pampa Orcoma, tests were conducted in 2014 and during 2020-2021. During 2014, through the "Sumo Project (pits or calicatas)", leaching tests were conducted in Isocontainer, resulting in an average iodine yield of 67.7% and in the case of nitrate, a yield of 77.6%. The average soluble salt content of Pampa Orcoma in this test is defined as 49.1% on average.

SQM TRS Pampa Orcoma	Page 3

Meanwhile, in 2020 and through the Diamantina Project (DDH), agitated leaching tests were carried out in vessels and successive stages, concluding that the recovery is favorable from a Soluble Salts content about than 50%. In these tests the soluble salts matrix was 46.5% and an iodine content of 75.7% was obtained.

On the other hand, this project contemplates the use of seawater as a leaching solution to replace industrial water. In this way, SQM previously developed a caliche leaching test plan with seawater, to determine the technical feasibility, positive and negative impacts or equivalence on recovery and metallurgical yield. By means of column leaching tests, the feasibility of the process was demonstrated in a pilot plant located at the Iris plant of the Nueva Victoria mine.

The test work developed was adequate to establish appropriate processing routes for the caliche resource and supports the future yield estimates indicated in the planning. Therefore, the deposit is considered favorable for the extraction process.

1.6.2	Processing Summary.

The Project aims to produce iodide, iodine, and nitrate-rich salts from caliche processing, which will be extracted from deposits rich in this mineral, located in the area known as Pampa Orcoma, commune of Huara. Mining and ore processing at the future Pampa Orcoma mining operation corresponds, in both cases, to conventional methods and stages usually employed by SQM in its other caliche operations.

The production process starts with caliche exploitation (mine) at a maximum rate of 20,000,000 tons per year (tpy), heap leaching and processing plants to obtain iodine as the main product, and salts rich in sodium nitrate and potassium nitrate as a by-product.

An iodate-rich solution will be obtained through leaching with seawater, or recirculated solutions (a fraction of Brine Feeble [BF] recirculated from the iodide plant, which are then treated in chemical plants to elemental iodine produced for sale as prill. After neutralization, the remaining solution is taken to evaporation areas to obtain sodium nitrate and other salts that will be sent to the Coya Sur Plant, located in the Antofagasta Region.

Pampa Orcoma, through its two iodide plants and one iodine (fusion) plant, is projected to begin operation in 2024 with an annual production of around 4,500 tons (t) of iodine and 600 kilotonnes (Kt) per year of nitrate salts, each one, with an average total recovery of 65.6% and 54.3%, respectively.

SQM TRS Pampa Orcoma	Page 4

1.7	Mine Design, Optimization, and Scheduling

Pampa Orcoma Mining Plan considers caliche extraction at a first-year rate of 8.4 Million tons (Mt) per year (Mtpy) ramping up to a nominal 20 Mtpy. For the period 2024-2040, a total extraction of 287.4 Mt of caliche with an average grade of 408 parts per million (ppm) iodine and 6.7% nitrates is projected. The area to be mined is 6,886 ha.

Exploitation at the future Pampa Orcoma mine corresponds to SQM's usual method employed in its caliche mining operations, which consists of land preparation (soil and overburden removal), surface extraction of the mineral (caliches), loading, and transport of the mineral (caliche) for leaching heaps to obtain the solutions (fresh brine) enriched in iodine and nitrates.

Mining at Pampa Orcoma is superficial, removing a superficial layer of sterile material (soil + overburden), which is up to 1.0 m thickness (sandstones, breccias, and anhydrite crusts). The mineral (caliche) is then extracted, having a thickness of 1.0 m to 6.0 m (average of 3.2 m).

At Pampa Orcoma, between 20% to 30% of the material to be mined is classified as hard to semi-hard, and 70-80% as soft to semi-soft. It also has low clay content and thus favors the use of a continuous miner (CM) and better recovery rates in the leaching heaps (drainage in the heaps is improved).

In the mining processes, SQM considers an efficiency close to 90%, including material losses due to modifying factors and those inherent to the mining process, as well as for the mineral dilution processes. For this mining process performance, the heap leach load expected is a total of 117.3 kt of iodine (18.9 tonn per day of iodine) and 19,120 kt of nitrate salts (3,062 Tdp of nitrates). For an average load of 0.86 Mt of caliche in heap leach, there is an average load of 313 t of iodine and 51,908 t of nitrate salts per heap leach for the 2024-2040 period.

In the heap leaching processes, the total seawater demand averages 207 liters per second (L/s) (743 cubic meters per hour [m³/h]). Considering the projected heap leach yields (65.3% for iodine and 52.6% for nitrates), a flow of enriched solutions (Brine flow) of 907 m³/h is expected, which means a hydraulic efficiency near of 78%. Average unit consumptions are set at 0.52 cubic meters per ton (m³/t). For the Mining Plan elaborated by SQM (2024-2040 period), the production of Iodine in piles is planned to be 76.6 kt (12.3 Tdp) and 10,206 Kt of nitrates (1,645 Tdp).

SQM has planned acquisition of the necessary equipment to achieve caliche production, complete the mining and construction of the heap leach, and obtain the enriched liquors that will be sent to the treatment plants to obtain the final products of iodine and nitrate.

Pampa Orcoma mining operation will be staffed with 155 professionals for mining and heap leaching operations. It is planned that a total of 45 professionals will be employed for heap leach and associated pit maintenance. The unit cost of mining production at Pampa Orcoma is set at 2.13 United States Dollars per ton (USD/t) of caliche mined, including leach heap drainage construction; and the cost of solutions enriched in Iodine and nitrates are set at 1.63 USD/t of caliche mined.

SQM TRS Pampa Orcoma	Page 5

1.8	Capital Cost, Operating Costs and Financial Analysis

1.8.1	Capital and Operating

SQM is the world’s largest producer of potassium nitrate and iodine and one of the world’s largest lithium producers. It also produces specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate, and certain industrial chemicals (including industrial nitrates and solar salts). The products are sold in approximately 110 countries through SQM worldwide distribution network, with more than 90% of the sales derived from countries outside Chile.

The Orcoma Project contemplates:

⮚	Open pit exploitation of mining deposits.

⮚	Enabling support facilities called the Mining Operations Center (COM).

⮚	Construction of an iodide production plant, with a capacity of 2,500 tpy (of equivalent iodine).

⮚	Construction of an iodine plant, to process up to 2,500 tpy.

⮚	Construction of evaporation ponds to produce salts rich in nitrate at a rate of 320,325 tpy.

⮚	Construction of a seawater adduction pipe from the northern sector of Caleta Buena to the mining area, to meet the water needs during the operation phase.

⮚	Connection of the industrial areas of the Project to the Norte Grande Interconnected System (SING), in order to provide sufficient energy for their electrical requirements.

Orcoma's operating cost comprises the cost to produce the base solution, the cost of iodine production, and the cost of transport the brine nitrate concentrated to the Coya Sur site.

The Iodine variable cost is 16 USD per iodine kilogram (kg).

The salt variable cost (including transportation to Coya Sur) is 143 USD per nitrate ton (salts for fertilizer).

1.8.2	Financial Analysis

To obtain the flow of costs, which considers operating and non-operating costs, unit costs have been included for the different production stages, which considers common production cost for iodine and nitrates, such as Mining, Leaching and Seawater. In addition, the production costs directly associated with the production of iodine in the plant, and the production of nitrates before processing at the Coya Sur site were added.

To the costs indicated above, those related to Depreciation and Others have been added, which include, among other costs, marketing, and exportation.

The key valuation assumptions used in the financial model consider a discount rate of 10% and a tax rate of 28%.

SQM TRS Pampa Orcoma	Page 6

The estimated production of iodine and nitrates for the period 2024 to 2040 corresponds to the Mining Plan of SQM, which implies a total production of 79.4 kt prilled iodine and 6,134 kt of nitrate salts for fertilizer. Nitrate concentrate brine produced in Pampa Orcoma complex will be transported to Coya Sur plant to mix with KCl from Salar de Atacama to produce Potassium Nitrate Fertilizers and Solar Salts.

The economic analysis considers the unit costs for prilled iodine and nitrate concentrate brine production and a unit value for the prilled Iodine selling price and a unit internal price for the nitrate concentrate brine produced in Pampa Orcoma complex.

The estimated Net Present Value (NPV) Base Case imply a Net Present Value (NPV) before Financial Cost (FC) & Taxes (kUSD) of $799; and a NPV after FC and Taxes (kUSD) of $509.

For the whole of the iodine and nitrate business, the financial analysis is presented in Table 1-3.

SQM TRS Pampa Orcoma	Page 7

Table 1-3. Estimated Net Present Value (NPV) for the Period

REVENUE	UNITS	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	TOTAL
Total Revenues	US$M	0	23	96	108	156	289	284	376	387	378	386	389	391	392	388	392	394	389	5,217
COSTS
Total Mining Costs	US$M	0	8	34	34	34	81	81	81	81	81	81	81	81	81	81	81	81	81	1,157
Total Iodine Production Cost	US$M	0	10	38	37	37	90	88	90	89	90	89	89	90	89	89	90	90	90	1,287
Total Nitrate Production Cost	US$M	0	3	13	17	27	46	48	63	66	64	66	66	66	67	66	66	66	66	876
TOTAL OPERATING COST	US$M	0	13	52	55	64	136	136	153	155	153	155	156	156	156	155	156	156	155	2,163
EBITDA	US$M	0	11	44	53	92	153	148	223	232	225	231	233	235	236	232	236	238	234	3,055
Depreciation	US$M	0	6	11	15	16	16	16	17	17	17	18	18	18	18	18	19	19	19	278
Interest Payments	US$M	0	1	5	5	4	4	3	2	2	1	0	0	0	0	0	0	0	0	26
Pre-Tax Gross Income	US$M	0	4	28	33	72	134	129	204	213	207	213	215	217	218	214	217	219	214	2,751
Taxes	28%	0	1	8	9	20	37	36	57	60	58	60	60	61	61	60	61	61	60	770
Operating Income	US$M	0	3	20	24	52	96	93	147	153	149	153	155	157	157	154	156	157	154	1,980
Add back depreciation	US$M	0	6	11	15	16	16	16	17	17	17	18	18	18	18	18	19	19	19	278
NET INCOME AFTER TAXES	US$M	0	9	32	39	67	112	109	164	170	166	171	173	175	175	172	175	176	174	2,258
Total CAPEX	US$M	31	116	136	100	6	6	6	18	6	6	6	6	6	6	6	6	6	6	480
Bank Loan	US$M	20	73	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	93
Loan Amortization	US$M	0	2	10	10	11	11	12	13	13	11	0	0	0	0	0	0	0	0	93
Working Capital	US$M	0	2	6	1	6	10	-1	13	1	-1	1	0	0	0	-1	1	0	-1	39
Pre-Tax Cashflow	US$M	-11	-37	-112	-63	64	122	128	178	209	208	224	227	229	230	227	229	231	228	2,509
After-Tax Cashflow	US$M	-11	-38	-120	-73	44	84	92	121	150	150	164	166	168	169	167	168	170	168	1,739
Pre-Tax NPV	US$M	799
After-Tax NPV	US$M	509
Discount Rate	US$M	10%

SQM TRS Pampa Orcoma	Page 8

As seen in the above figure, the project NPV is more sensitive to product price while being least sensitive to capital and operational costs.

Sensitivity analysis gives visibility to the assumptions that present the key risks to the value of the Project. The analysis also identifies the relative impact of each assumption in terms the net present value (Figure 1-1).

Figure 1-1. Sensitivity Analysis of the Pampa Orcoma Project

60%
30%
0%
-30%
-60%
% Variation from Base NPV
-30%
-20%
-10%
0%
10%
20%
30%
% Variation of Base Parameter
OPEX
CAPEX
I2 Price
Nitrate Price

SQM TRS Pampa Orcoma	Page 9

1.9	Conclusions and Recommendations

Miss Marta Aguilera, Qualified Person (QP) for Mineral Reserves, concludes that the work performed in the preparation of this Technical Report Summary (TRS) includes adequate details and information to declare the Mineral Resources and Reserves.

In relation to the resource treatment processes, the conclusion of the responsible QP, Gino Slanzi, is that appropriate work practices and equipment, design methods and processing equipment selection criteria have been used.

In addition, the company has developed new processes that have continuously and systematically optimized operations. Some recommendations are given in the following areas:

⮚	Continue with the improvements begun to be implemented in 2023, leading to improving the quality control program; these improvements are directly related to the implementation of Acquire System, which with its final implementation will allow us to position ourselves at the industry level.

⮚	Continue SQM's internal laboratory accuracy and accuracy confirmation process with an external one; during the year 2022 the implementation of this improvement becomes difficult, due to the almost zero number of external laboratories that perform iodine nitrate analysis and the need for these to replicate the analysis procedures used by SQM laboratory.

⮚	With the ongoing implementation of the Acquire Platform, the recommended improvement for the management, traceability and safeguarding of the SQM drilling database is resolved. The implementation is scheduled for this operation in March 2023.

⮚	Infilling RC drill hole grids with 100T m spacing, which is currently in progress, has the potential to upgrade the Mineral Resource estimates from Indicated to Measured Mineral Resources, and in turn upgrade Mineral Reserves from Probable to Proven. It is recommended to re-estimate Pampa Orcoma’s Mineral Reserves when Mineral Resource have been updated based on the additional drilling

All the above recommendations are considered within the declared capital and operating expenditures and do not imply additional costs for their execution.

SQM TRS Pampa Orcoma	Page 10

2	Introduction

This Technical Summary Report (TRS) was prepared by SQM's team of professionals and external advisors for Sociedad Química y Minera de Chile (SQM), in accordance with the requirements of Regulation SK, Subpart 1300 of the United States Securities Exchange Commission (SEC), hereinafter referred to as SK 1300.

2.1	Terms of Reference and Purpose of the Report

When the Pampa Orcoma site becomes operational in the year 2024, SQM will produce iodide, iodine and nitrate derived by-products (nitrate-rich salts, sodium nitrate and potassium nitrate), through heap leaching and its process plants. This TRS provides technical information to support the Mineral Resource and Mineral Reserve estimates for SQM's operations at the Pampa Orcoma project.

The date of this TRS Report was March 30, 2023, while the effective date of the Mineral Resource and Mineral Reserve estimates was December 31, 2022. It is the QP’s opinion that there are no known material changes impacting the Mineral Resource and Mineral Reserve estimates between December 31, 2021, and December 31, 2022.

This TRS uses English spelling and Metric units of measure. Nitrate grades are presented in weight percent (wt.%) and iodine grades in parts per million (ppm). Costs are presented in constant US Dollars (USD) as of December 31, 2022.

Except where noted, coordinates in this TRS are presented in metric units using the World Geodesic Reference System (PSAD) 1956 Universal Transverse Mercator (UTM) ZONE 19 South (19S).

The purpose of this TRS is to report Mineral Resources and Mineral Reserves for SQM’s Pampa Orcoma Project.

2.2	Source of Data and Information

This TRS is based on information from SQM and public domain data. All information is cited throughout this document and is listed in the final "References" section at the end of this report. Table 2-1 provides the abbreviations (abbv.) and acronyms used in this TRS.

Table 2-1. Abbreviations and Acronyms

Acronym/Abbv.	Definition
'	minute
''	second
%	percent
°	degrees
°C	degrees Celsius
100T	100 truncated grid
AA	Atomic absorption
AAA	Andes Analytical Assay
AFA	weakly acidic water
AFN	Feble Neutral Water
Ajay	Ajay Chemicals Inc.

SQM TRS Pampa Orcoma	Page 11

Acronym/Abbv.	Definition
AS	Auxiliary Station
ASG	Ajay-SQM Group
BF	Brine Feble
BFN	Neutral Brine Feble
BWn	abundant cloudiness
CIM	Centro de Investigación Minera y Metalúrgica
cm	centimeter
CM	continuous miner
CU	Water consumption
COM	Mining Operations Center
CSP	Concentrated solar power
CONAF	National Forestry Development Corporation
DDH	diamond drill hole
DGA	General Directorate of Water
DTH	down-the-hole
EB 1	Pumping Station No. 1
EB2	Pumping Station No. 2
EIA	environmental impact statement
EW	east-west
FC	financial cost
FNW	feble neutral water
g	gram
G	gravity
GU	geological unit
g/cc	grams per centimeter
g/mL	grams per milliliter
g/ton	grams per ton
g/L	grams per liter
GPS	global positioning system
h	hour
ha	hectare
ha/y	hectares per year
HDPE	High-density Polyethylene
ICH	industrial chemicals
ICP	inductively coupled plasma
ISO	International Organization for Standardization
kg	kilogram
kh	horizontal seismic coefficient
kg/m3	kilogram per cubic meter
km	kilometer
kv	vertical seismic coefficient

SQM TRS Pampa Orcoma	Page 12

Acronym/Abbv.	Definition
kN/m3	kilonewton per cubic meter
km2	square kilometer
kPa	Kilopascal
kt	kilotonne
ktpd	thousand tons per day
ktpy	kilotonne per year
kUSD	thousand USD
kV	kilovolt
kVa	kilovolt-amperes
L/h-m2	liters per hour square meter
L/m2 /d	liters per square meter per day
L/s	liters per second
LR	Leaching rate
LCD/LED	liquid crystal displays/light-emitting diode
LCY	Caliche and Iodine Laboratories
LdTE	medium voltage electrical transmission line
LIMS	Laboratory Information Management System
LOM	life-of-mine
m	meter
M&A	mergers and acquisitions
m/km2	meters per square kilometer
m/s	meters per second
m2	square meter
m3	cubic meter
m3 /d	cubic meter per day
m3 /h	cubic meter per hour
m3 /ton	cubic meter per ton
masl	meters above sea level
mbgl	meter below ground level
mbsl	meters below sea level
mm	millimeter
mm/y	millimeters per year
Mpa	megapascal
Mt	million ton
Mtpy	million tons per year
MW	megawatt
MWh/y	Megawatt hour per year
NNE	north-northeast
NNW	north-northwest
NPV	net present value
NS	north south

SQM TRS Pampa Orcoma	Page 13

Acronym/Abbv.	Definition
O3	ozone
ORP	oxidation reduction potential
PLS	pregnant leach solution
PMA	particle mineral analysis
ppbv	parts per billion volume
ppm	parts per million
PVC	Polyvinyl chloride
QA	Quality assurance
QA/QC	Quality Assurance/Quality Control
QC	Quality control
QP	Qualified Person
RC	reverse circulation
RCA	environmental qualification resolution
RMR	Rock Mass Rating
ROM	run-of-mine
RPM	revolutions per minute
RQD	rock quality index
SG	Specific gravity
SEC	Securities Exchange Commission of the United States
SSE	South-southeast
SEIA	Environmental Impact Assessment System
MMA	Ministry of Environment
SMA	Environmental Superintendency
SNIFA	National Environmental Qualification Information System (SMA online System)
PSA	Environmental Following Plan (Plan de Seguimiento Ambiental)
SEM	Terrain Leveler Surface Excavation Machine
SFF	specialty field fertilizer
SI	intermediate solution
SING	Norte Grande Interconnected System
S-K 1300	Subpart 1300 of the Securities Exchange Commission of the United States
SM	salt matrix
SPM	sedimentable particulate matter
Sr	relief value, or maximum elevation difference in an area of 1 km²
SS	soluble salt
SX	solvent extraction
t	ton
TR	Irrigation rate
TAS	sewage treatment plant
TEA project	Tente en el Aire Project
tpy	tons per year
t/m3	tons per cubic meter

SQM TRS Pampa Orcoma	Page 14

Acronym/Abbv.	Definition
tpd	tons per day
TRS	Technical Report Summary
ug/m3	microgram per cubic meter
USD	United States Dollars
USD/kg	United States Dollars per kilogram
USD/ton	United States Dollars per ton
UTM	Universal Transverse Mercator
UV	ultraviolet
VEC	Voluntary Environmental Commitments
WGS	World Geodetic System
WSF	Water soluble fertilizer
wt.%	weight percent
XRD	X-Ray diffraction
XRF	X-ray fluorescence

2.3	Details of Inspection

The most recent site visit dates for each Qualified Person (QP) are listed in Table 2-1:

Table 2-1. Summary of site visits made by QPs to Nueva Victoria in support of TRS Review

Qualified Person (QP)	Expertis	Date of Visit	Details of Visit
Marta Aguilera	Geology	dic-22	Drilling Campaigns, Deposit Extension, Shafts to see Lithological Units
Marco Lema	Mining	dic-22	Pampa Orcoma Mine and Facilities

During the site visits to the Pampa Orcoma Property, the QPs, accompanied by SQM technical staffs:

⮚	Visited the mineral deposit (caliche) areas.

⮚	Inspected drilling operations and reviewed sampling protocols.

⮚	Reviewed core samples and drill holes logs.

⮚	Assessed access to future drilling locations.

⮚	Reviewed and collated data and information with SQM personnel for inclusion in the TRS.

2.4	Previous Reports on Project

Technical Report Summary prepared by WSP Consulting Chile (WSP), March 2022.

SQM TRS Pampa Orcoma	Page 15

3	Description and Location

3.1	Location

The Pampa Orcoma Project is in the Tarapacá Region of northern Chile. It is situated 99 kilometers (km) to the northeast of the city of Iquique, in the community of Huara. The property is centered on Latitude 19° 53’ 58’’ S, Longitude 69° 56’ 58’’ W (Figure 3-1).

Figure 3-1. General Location Map

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3.2	Area of the Property

The mining property comprises 43 mining concessions covering a total area of 10,296 ha. The Pampa Orcoma project covers 7,387 ha including the mine area of 6,883 ha, as well as temporal and permanent facilities for the mining operation.

3.3	Mineral Titles, Claims, Rights, Leases and Options

SQM currently has four areas for the generation of Resources and Mineral Reserves located in the I and II Region of Chile, including Pampa Orcoma, covering an area of approximately 291,080 ha with a prospecting grid of less than or equal to 400 x 400 m. Pampa Orcoma covers a mine area of 6,883 ha. Figure 3-2 shows the outline Pampa Orcoma’s mining property and concessions, within which the area considered for resource estimations is contained.

The Pampa Orcoma property comprises 43 mining concessions (Table 3-1) without expiration date, which are maintained through payment of an annual mining patent fee, all of them belong to SQM.

Tabla 3-1. Pampa Orcoma Project Concessions

SQM TRS Pampa Orcoma	Page 17

SQM TRS Pampa Orcoma	Page 18

Figure 3-2. Location of Pampa Orcoma Property.

E-395.000
E-400.000
E-405.000
E-410.000
E-415.000
E-420.000
N-7.805.000
N-7.800.000
N-7.795.000
N-7.790.000
NEGREIROS
HUARA
A-412
LUISA 1-14
ASTURIA 9 1-11
PIRULA 1-23
LUCIA 1-20
MIGUEL 29 1-13
PORVENIR 3 1-3
LUCY 1-7
PIRUCHA 1-22
AMELIA 1-15
MIGUEL 25 1-39
HONDA 1-30
SIMA 1-30
MARCELA 1-15
OXI 1-100
CENTRAL 1-100
ORIENTE 1-100
PICHUCA 1-30
RIGOLETTO 1-30
MAGGY 1-30
TAMARUGO 13
TAMARUGO 12
TAMARUGO 11
AIDA 1-30
MARGARITA 1-30
CAPRICHO 1-30
GUSTAVO 1-27
CARMEN 1-30
FANTASIA 1-30
PATRICIA 1-11
DALMACIA 1-30
ITALIANO 1-30
PILILA 1-22
BELGRADO 1-30
ESPAÑOL 1-30
PATRICIA I 1-77
PITUCA 1-22
PAMPA ORCOMA 1-20
PATRICIA V 1-30
GUSTAVO I 1-30
PATRICIA II 1-25
HUARA 1 II DEL 1 AL 11
PATRICIA VI 1-25
SPLIT 1-30
GUSTAVO IV 1-30
GUSTAVO V 1-30
Coordinate System: PSad 56 UTM Zone 19S
Legend:
Mining concessions
Polygon reserves
Main road
Road
Settlement
Town

3.4	Mineral Rights

As of the end of 2022, SQM has the right to explore and/or exploit the caliche mineral resources by the Environmental Qualification Resolution (Comisión de Evaluación Ambiental Región de Tarapacá, 2017) RCA N° 75/2021. The approved area covers more than 1,539,177 ha in the north of Chile, Region I and II. The Company mines annually under 1% of the total area in which it has property rights.

3.5	Environmental Impacts and Permitting

Environmental permits for mining operations were approved in 2017, as Sectorial Environmental Plans or PAS under the common RCA N° 75/2021. The permit covers water and electricity supply, as well as the infrastructure required for the mining operation. The current PAS are listed in Table 3-2

SQM TRS Pampa Orcoma	Page 19

Table 3-1. Summary of Current Permits

Name of the Sectorial Permit (PAS)	NO Number	Resolution of Sectoral Approval
Permission for indicated rescue and relocation activities in the Marine Envirnment Monitoring Plan	119	RCA 75/2017
Permission to carry out archaeological, anthropological and paleontological excavations	132	RCA 75/2017; Res.2673/2021 (archaeology); Res. 233/2022 (paleontology) RCA 20220100167/2022; Res. 5003/2022
Permission to establish a dump of sterile or accumulation of mining	136	Resolution 1985/2021
Permit for approval of a mine closure plan	137	Resolution 1067/2022
Permit for the construction, repair, modification and extension of any public or private work intended for the evacuation, treatment or final disposal of drains, sewage of any nature	138	RCA 75/2017 Resolutions: 6536/2022; 6269/2022; 6528/2022; 6206/2022; 8537/2022; 6216/2022
Permit for the construction, repair, modification and expansion of any waste and waste treatment plant of kind or for the installation of all place intended for the accumulation, selection, industrialization, trade or final disposal of garbage and waste of any kind	140	RCA 75/2017 Res. 2101641476/2022 (debris) Res. 2201163229/2022 (Rises)
Permission for any site intended for Waste storage dangerous	142	RCA 75/2017 Res. 2201163301/2022
Permit for the hunting or capture of specimens of animals protected species for research purposes, for the establishment of breeding centers or hatcheries and for the sustainable use of the resource	146	Resolutions: 672/2021 ; 673/2021 ; 676/2021
Permit for the construction of certain hydraulic works	155	Resolution 3537/2022
Permission to made modifications of channel	156	Resolution 140/2022
Permission to subdivide and develop rural land or to constructions outside urban limits	160	In process

It should be noted that the project began its construction stage in 2022. Currently sectoral permits are being processed. It is important to mention that to avoid the expiration of the environmental resolution the construction of the project must start before September 2022.

SQM has informed of a new environmental impact assessment (EIA) study, currently under execution, that will submit to the Environmental Impact Assessment System (SEIA) in 2023. The new project has as objective to expand Orcoma’s operation with respect to its current environmental authorization. The new project is expected to be authorized by mid-2025.

SQM TRS Pampa Orcoma	Page 20

3.6	Other Significant Factor and Risks

Certain normal risk factors are associated with the properties, which may affect SQM's business, financial condition, cash flows, or results of operations. There are no other known factors or risks that affect access, title, entitlement, or ability to perform work on the property such that they would have a material impact on the statement of resources.

The factors or risks include, among others, the following:

⮚	The risk of obtaining final environmental approvals from the necessary authorities promptly. There are cases where obtaining permits may cause significant delays in the execution and implementation of new projects.

⮚	The risk of obtaining all necessary licenses and permits on acceptable terms, promptly, or in their entirety. Obtaining regulatory approvals, including environmental permits, as well as opposition from political, environmental, and local and/or international ethnic groups, particularly in environmentally sensitive areas or in areas inhabited by indigenous populations, may consequently affect operating projects.

⮚	Risks associated with governmental regulation concerning exploitation. Changes in policies involving natural resource exploitation, taxation, and other industry-related matters may adversely affect the business, financial condition, and results of operations.

⮚	The risk from changes in laws Under current Chilean law, indigenous groups must be notified and consulted before any project is developed on land defined as indigenous. Failure to consult when required by law can result in the revocation or cancellation of regulatory approvals, including environmental permits already granted.

⮚	The risk that activities on adjacent properties will have an impact on the project.

⮚	The risk for the process, as currently defined, will not produce the expected quantity and/or quality required. However, extensive testing has been performed and all process steps are conventional and commonly used in the industry.

⮚	The risk of estimation methods involves numerous uncertainties in reserve quantity and quality, whether expressed in upward or downward changes. A downward shift in reserve estimates and/or quality could affect future production volumes and costs.

⮚	The risk of impurity levels in natural resources increasing over time more than predicted by the model may result in non-compliance with certain governmental or customer product standards. Consequently, the cost of production may increase to comply with the standards.

SQM TRS Pampa Orcoma	Page 21

⮚	Risks associated with rising raw material and energy prices as well as difficulties and disruptions in supply chains, directly impact costs and production capacity.

⮚	Market and competitive risk factors could negatively affect market prices and the company's market share, which in turn could have a material adverse effect on business, financial position, and results of operations. World prices for lithium, fertilizers, and other chemicals vary depending on the relationship between supply and demand at any given time and in recent years, new and existing competitors have increased the supply of iodine, potassium nitrate, and lithium, and this has had an impact on the prices of both products. Additional production increases could harm prices.

3.7	Royalties and Agreements

SQM has no obligations to any third party in respect of payments related to licenses, franchises or royalties for its Orcoma Property, as they do not apply to caliche production.

SQM TRS Pampa Orcoma	Page 22

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Topography Elevation and Vegetation

The mining property is located at an elevation of 1,147 masl, within the range of 976 and 1,244 masl. Specifically, the mining area and industrial area are located mainly in the Cordillera de la Costa.

Topographic relief on a regional scale contains slopes ranging between 0 to 39°, with the steepest slopes observed close to the coast, due to the coastal scarp. In Pampa Orcoma relief is almost flat (Figure 4-1), the lower slopes imply a low relief factor Sr, close to zero, especially in the Exploration Area.

Regarding vegetation, during the field campaign carried out in July 2015, the absence of vegetation in the project area was indicated. According to studies carried out in 2010, called "Study of Coastal Flora, Tarapacá Region", it is stated that for the project area, the necessary conditions to name the area as an oasis, as well as the presence of vascular plants, have not been documented since 2002 (Pinto, 2010).

4.2	Accessibility and Transportation to the Property

The Pampa Orcoma Property is situated 40 km north-northeast (NNE) of the coastal city of Iquique, the capital of the Tarapacá Region. There are multiple daily flights between Iquique Airport and Santiago Airport. From Iquique, the Pampa Orcoma Property is reached by road, traveling 46 km east on the paved Ruta 16 (Route 16), then 26.5 km north on the paved Ruta 5 (Route 5) to the town of Huara, from where the access control checkpoint of the property lies 24 km to the northwest and west along local gravel roads.

SQM TRS Pampa Orcoma	Page 23

Figure 4-1. Slope Parameter Map Sr and Elevation Profile Trace BB”

From inspection of Figure 4-1, it can be appreciated that the Nueva Victoria Property presents slopes that vary from very low (near flat) to moderate or medium. The steepest slopes are observed in the western sector, close to the coast, due to the coastal scarp.

SQM TRS Pampa Orcoma	Page 24

4.3	Climate and Length of Operating Season

The Tarapacá region is characterized as a mostly arid climate. The temperature tends to decrease as the terrain presents higher elevations, since geomorphologically this region can be divided into three main morphologies to include the Altiplanic zone, the intermediate zone, and the coastal zone. The records of the highest temperatures fall in the field of this last, and they tend to decrease toward the east. In the Cordillera de los Andes sector, the records indicate average temperatures between 11 degrees Celsius (°C) and 13°C, in the intermediate zone the average temperatures oscillate between 15°C and 17°C for the coastal zone. In this last zone, the oceanic influence can be noticed, which generates a non-negligible number of days with high cloudiness and the presence of coastal fog, on the other hand, in the sectors of the Altiplano, the atmosphere is arid with large variation thermal

In relation to rainfall, there are records that indicate that in the coastal area there is a very low fall of water (only a few millimeters per year). On the other hand, in the Altiplano area, the “Bolivian winter” controls the rainfall generated in the summer seasons, which often exceeds 100 millimeters per year (mm/year).

According to the Köppen classification, the climate in the sector where the Project is located is classified as arid with abundant cloudiness (BWn).

4.4	Infrastructure Availability and Sources

Infrastructure is currently being built on the property, to start up mining activity during 2024. The facilities contemplated for future operations are temporal or permanent based upon their function in the mining operation.

Temporal facilities refer to infrastructure with the purpose of backing up construction of other facilities, such as those destined for stockpiling supplies and personnel involved in construction work. Permanent facilities refer to infrastructure required for extraction and processing of minerals during the mining operation, such as the supply of water and electricity, and facilities associated to the mining zone and industrial area.

The source of water for industrial use is planned to be seawater, which will be extracted, supplied, and delivered through a system of suction, adduction tubes, auxiliary and pumping stations, decantation chambers, and emergency and collection pools. Seawater will be extracted at a depth of 20.2 m below sea level (mbsl), through a filter anchored to the ocean floor. 30 km of pipeline will carry water from the point of extraction to two pools with a volume of 26,000 m³ each, designed for 3 days of operation.

Electricity supply is planned to take place through medium voltage (33-kilovolt [Kv]) power lines with a length of 37 km and supported by eight electrical substations, originating from the Cóndores-Parinacota power line belonging to the company Transelec.

The mining zone is projected to include the following infrastructure:

⮚	Centers for mining operations located in the northern, southern and plant sectors, comprised of ore stockpiles for leaching processes and pools for brine accumulation and other solutions.

SQM TRS Pampa Orcoma	Page 25

⮚	Workshop for mechanical maintenance of mine trucks and storage.

⮚	Facilities for waste disposal, including areas destined for debris, non-hazardous and hazardous industrial waste, and clay and mud.

⮚	Powder keg storage area and silo for ammonium nitrate storage.

The industrial area, destined for production of iodide, iodine, and nitrate salts, is projected to include the following infrastructure:

⮚	Solar evaporation pools.

⮚	Iodide, iodine, and neutralization plants.

SQM TRS Pampa Orcoma	Page 26

5	History

There has been no previous mining operation of the property.

In 1995, background information was received from a previous drill hole prospecting campaign by the Minera Mapocho Company. There are no details available to SQM pertaining previous exploration campaigns for preparation of the Mineral Resource estimate, or for inclusion in this TRS.

SQM TRS Pampa Orcoma	Page 27

6	Geological Setting, Mineralization and Deposit

6.1	Geomorphological Setting of the Pampa Orcoma Property

Figure 6-1 presents a map of the regional geomorphology of the study area. The study area straddles the boundary between the Coastal Range and the Intermediate Depression. The Pampa Orcoma Property is of gentle topographic relief with slopes typically not exceeding 3°.

The Intermediate Depression is occupied by the Pampa del Tamarugal, named for the drought and salinity resistant Tamarugo trees which are endemic to this plain. A forest of Tamarugo trees located along the Ruta 5 trunk road, approximately 6 km to the northeast of the Pampa Orcoma Property limit constitutes part of the Reserva Nacional Pampa del Tamarugal, a national ecological reserve. To the east of the plain of the Intermediate Depression, the land slopes up toward the Cordillera de los Andes.

Figure 6-1. Geomorphological Map of The Exploration Area Project Pampa Orcoma.

SQM TRS Pampa Orcoma	Page 28

6.2	Regional Geology

Figure 6-2 presents a regional-scale geological map of Pampa Orcoma Property. The property is located on Jurassic volcaniclastic sequences. These are overlain by alluvial and colluvial sediments of Pliocene to Holocene age. These unconsolidated sediments cover most of the property and extend along the local gravel-surfaced access road between the town of Huara and the property. The alluvium has a fine grainsize and the colluvium is identified by its wider range of grainsizes and predominance of angular clasts. The Jurassic volcaniclastics are exposed in the vicinity of the property limit and beyond.

Calcareous sedimentary units and evaporite deposits occur to the northeast of the property, along the western edge of the Ruta 5 trunk road. Alluvial fans cover the solid geology on the eastern side of Ruta 5 and extend to the settlement of Negreiros to the west of Ruta 5.

Jurassic age volcanic sequences and marine sedimentary units crop-out to the west of the property; the volcanic comprise andesites, volcanic breccias and andesitic tuffs. Granodioritic batholiths of Jurassic to Cretaceous age, the Punta Negra and Huara-Pozo Almonte batholiths, crop-out to the northwest and southeast of the property.

SQM TRS Pampa Orcoma	Page 29

Figure 6-2. Regional Geological Map

E-380.000
E-390.000
E-400.000
E-410.000
E-420.000
E-430.000
N-7.810.000
N-7.800.000
N-7.790.000
N-7.780.000
LEGEND
Alluvial and colluvial deposits (Pleistocene - Holocene)
Alluvial deposits (Pleistocene - Holocene)
Evaporite deposits (Miocene - Quaternary)
Sedimentary sequence of alluvial fans (Lower Miocene - Middle Miocene)
Oriental calcareous unit (Middle Jurassic - Upper Jurassic)
Volcanic and marine sedimentary sequence (Jurassic)
Volcaniclastic unit (Jurassic)
Punta Negra and Huara-Pozo Almonte Batoliths (Jurassic - Cretaceous)
Village
Faults
Mining property
Caleta Mejillones del Norte
Isla Peninsula
Islotes Mejillones
Punta Paco
Punta Rabo de Ballena
Caleta Buena
Punta Ballena
Punta Almaceres
Punta Gruesa
Caleta Punta Colorada
Punta Colorada
Ensenada Guanillos
ORCOMA
ESTACION CARMEN
Negreiros
Ruta A-412
RUTA 5
HUARA
Cerro Unita
1266
Comuna de Huara
Comuna de Iquique
PAMPA DE LA PERDIZ
Fuerte Baquedano
Qcp
Jv(i)
Jm(s)
Jm(m)
Jg
Kgd
Kcl
Qal
Qvc
SIMBOLOGÍA
Sector Orcoma
Localidad de Huara
Carretera
Camino Secundario
Caminos
Sello Ferroviario
PREPARADO : V.T.R.
DIBUJADO : J.R.H.
REVISADO : V.L.L.
SQM
PLANO GEOLOGÍA REGIONAL
SECTOR ORCOMA

SQM TRS Pampa Orcoma	Page 30

6.3	Local Geology

Figure 6-3 presents a geologic cross section of the Pampa Orcoma project area. Figure 6-4 presents a representative stratigraphic column for the project area.

There are four geologic units present at Pampa Orcoma; these include modern sands, silts, and clays that make up the sedimentary filling of ravines; old alluvial piedmont deposits, which are cross-cut by modern alluvial deposits; volcanoclastic rocks; and calcareous rocks.

The alluvial sediments, which host caliche deposits, comprise modern silts, sands and clays and older piedmont deposits of gravel, sand and silt. They are followed by Calcareous rocks, which correspond to marine calcareous rocks of Jurassic age located west of the study area, and the volcaniclastic rocks correspond to rocks volcanic and sedimentary Jurassic age. (Figure 6-3). The lithological description of each unit is detailed below.

Alluvial and colluvial deposits: Continental alluvial and colluvial sedimentary sequences, from the Pleistocene - Holocene age. Composed of abundant fine, angular clasts and a saline crust. This sequence is widely distributed throughout the exploration area and overlaps the other units.

Oriental calcareous unit: Coastal marine sedimentary sequences, Middle Jurassic - Upper Jurassic. Composed of oolitic gray-reddish limestones, gray sandstones, limestones with high content of fines and evaporites. Located to the east of the exploration area.

Volcanic and marine sedimentary units: Volcanic and marine sequence belonging to the Jurassic, composed almost entirely of andesitic volcanic breccia and andesitic tuff. It stretches along the coast.

Volcanoclastic unit: continental and marine volcanic sequences of Jurassic age. Composed of sandstones and breccias, shales and limestones, and toward the lower portion are lavas and breccias. This unit has a wide distribution and borders the mining area and industrial area.

SQM TRS Pampa Orcoma	Page 31

Figure 6-3. Local Geology Map

SIN NOMBRE
1594
1456
1436
1352
1305
1126
OFICINA AGUA SANT
ESTACION CARMEN
CARMEN
1203
CERRO LAGARTO
1432
1270
1285
1417
1455
1018.2

SQM TRS Pampa Orcoma	Page 32

Figure 6-4. Stratigraphic Column of Pampa Orcoma

SQM TRS Pampa Orcoma	Page 33

6.3.1	Subsurface Units (within the Surface Unit Alluvial and Colluvial Deposits)

Numerous investigation pits (trial pits or test pits), trenches and boreholes distributed over the surface of the Pampa Orcoma project have been geologically logged by SQM. Figure 6-4 presents a representative schematic of the uppermost part of the stratigraphic column based on the geological logs obtained. The 4 units depicted are described below.

6.3.2	Sedimentary Units

Silt Unit

Silt to fine sand sized sediments, with minor gravel-sized clasts, friable at the surface, becoming more consolidated with depth. The composition of this unit is of quartz, feldspar, gypsum and anhydrite composition. Its thickness over the Pampa Orcoma Property varies between 30 and 60 centimeters (cm). These silts are known locally as “Chuca” or “Chusca” (Chong, 1994; Geobiota, 2015).

Sandstone Unit

Light brown, poorly sorted (well graded) gravelly sandstone, composed of sub-rounded to rounded grains of fine to very coarse sand size, with clasts of up to 10 millimeters (mm) in diameter (medium gravel size). The average thickness of this unit at Pampa Orcoma is around 1.5 m. It overlies the Oligomictic Sedimentary Breccia.

Oligomictic Sedimentary Breccia

Brown to light gray matrix-supported sedimentary breccia with a composition dominated by subangular andesitic clasts ranging in diameter from 2 to 100 mm (very coarse sand to cobble size). This breccia can be described as oligomictic, that is, composed of clasts of one main composition (porphyritic andesite). It is a matrix-supported breccia, the andesite clasts being supported by a matrix of fine sand with some clay content. The average thickness of this unit at Pampa Orcoma is around 1.5 m. It overlies the Polymictic Sedimentary Breccia.

Polymictic Sedimentary Breccia

Dark brown matrix-supported sedimentary breccia with a polymictic composition (composed of clasts of several rock types) of angular to subangular porphyritic andesite, tonalite & diorite clasts with plagioclase and to a lesser degree quartz crystal. The average thickness of this unit at Pampa Orcoma is around 5 m. It overlies the volcanic basement.

6.3.3	Volcanic Rocks

Andesite

Volcanic rock of a red and lilac tones, of porphyritic texture, with 1% of subhedral phenocrysts of plagioclase with sizes from 1 to 5 mm approximately, in an aphanitic mass. This rock is found underlying the sedimentary deposits, with a thickness of 1.5 m measured in a single borehole. The rock also has veinlets filled with chlorides and sulfates.

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Tuff

Volcanic rock of a dark gray color, with a fragmental texture, formed by 90% of an ash-size matrix and 10% of lapilli-size pyroclasts, composed of lithics of andesites and diorites, and crystals of plagioclase, micas and amphibole, it also presents veinlets filled with chlorides and sulfates. The rock is classified as andesitic lithic ash tuff and is found underlying sedimentary deposits. Its thickness measured in a single borehole indicates a power of 1 m.

6.4	Deposit Types

The caliche has good lateral continuity as a deposit and approximately 4 m thickness on average. The lithology presented by the deposit is mostly sandstones, fine conglomerate sandstones, and breccia with angular clasts of volcanic origin and a sand-size matrix cemented by salts.

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7	Exploration

7.1	Surveys and Investigations

Geologic exploration of Pampa Orcoma has been developed through pit soil surveys and drilling, mostly throughout the last eight years. The procedures and results of these investigations are presented in the following subsections.

7.1.1	Trial Pit Exploration

Non-drilling exploration work within the Project area is via piques and Calicatas (Trenches). The Trenches excavation work was performed during two campaigns. The first occurred in 2015 with a more recent one in 2021. In the 2015 campaign, 13 trenches were dug with ample distance between the pits, distributed from coast to the Tamarugal Pampa. Only 6 of those pits are found in the project area, with general geologic and soil descriptions available for each of them (Figure 7-1).

In 2021, 5 trenches were dug in the southeastern sector of Pampa Orcoma (Figure 7-1), as part of an ongoing exploration campaign planned to generate 86 pits, with the objective of improving the geologic and physical characterization of the caliche deposit. Pit walls were geologically and geomechanically mapped through identification of lithologies, color, clasts, alteration type and intensity, and mineralization, as well as resistance of pit walls to geologic pick. The results of mapping of pit walls show an overburden unit of 30 cm to 60 cm thickness, composed of silt with powdery anhydrite, overlaying sandstones with an average thickness of 1.5 m. The sandstone’s resistance was measured as moderately resistant, with an approximate value of 25 – 50 megapascals (MPa) (ARVI Mining, 2021).

The 1996 soil pit exploration campaign conclusions indicate that presence of iodine does not follow a specific lithologic pattern, with it being identified indistinctively from lithology within the sedimentary sequence (SQM(b), 2014).

7.1.2	Borehole Exploration

There’s a total of 2,781 drill holes located within of the project area. (Figure 7-1). A drilling campaign for 11,000 holes in 100T grid is currently under development, to recategorize the south and central portion of Orcoma to proven reserves. Drill holes in Pampa Orcoma belong to different groups, defined by drilling campaign characteristics and grid spacing. Initial drilling was performed on a widely spaced grid which over time evolved to a narrower spacing between drill holes. This closer spaced drilling better captured geological continuity and thus was a key element in establishing higher reliability of geological models and resultant Mineral Resource estimates. Drill hole campaigns are described as follows:

⮚	PO: Year 2014 reverse circulation (RC) drilling campaign, making up a grid of 445 drill holes with a spacing of 400 x 400 m, the grid of widest spacing in Pampa Orcoma.

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⮚	O: Year 2014 RC drilling campaign, making up a grid of 1,365 drill holes with 200 x 200 m spacing. The 200 m grid represents an infill of the 400 x 400 m grid to a narrower spacing between drill holes.

⮚	PS: Year 2014 RC drilling campaign, making up three grids of 21 drill holes each, with 50x50 m spacing. These grids are distributed as “stamps” between the wider grids defined by “O” and “PO” drill holes.

⮚	O-DDH: Year 2021 diamond drilling campaign, of which 60 drill holes have been perforated, with the objective of obtaining a general prospect of geological and physical characteristics of caliche in Orcoma. Drill holes are distributed without a specific grid spacing.

⮚	OR: Year 2021 RC drilling campaign, making up the 100T grid of 950 drill holes. These drill holes comprise a truncated grid of 100m spacing in an E-W direction and 50m in a NW-SE direction, providing infill to the 400 x 400 m and 200 x 200 m grids covered by “PO” and “O” drill holes respectively, in the southeastern sector of Orcoma. This campaign is currently in the evaluation stage.

A Recategorization campaign to 100T grid, the south and central portion of the project, is currently under development. The campaign considers the execution of 11,000 drillings, equivalent to 45,000 meters.

Before drilling, the shallow material covering Pampa Orcoma’s surface is removed with a backhoe until a depth of higher resistance to excavation is reached. This shallow unit is composed of non-consolidated sand and sulfates, overlaying a sedimentary sequence comprised of alluvial deposits. Drilling is done on the ground after excavation of the shallow material, with the first drilled unit being categorized as a geologic overburden unit of no economic interest, defined based on geomechanical mapping of the drill hole. If the material is mapped as a unit of low geomechanical quality, either as leached or rough (Section 7.3) then it is defined as overburden.

Other criteria applied to define overburden are related to the weight of the sample, which must be less than 8 kg and greater than 5 kg for it to be considered as overburden (in this case it is still considered as overburden despite of iodine grades). On the other hand, if the sample weights less than 5 kg, the section is defined as "not recovered" (completely leached material). Geologic overburden can also be defined for units with a low degree of compaction.

Total overburden is then defined as the unit comprised of the shallow material removed by backhoe and geologic overburden.

7.1.3	400 x 400 m and 200 x 200 m, Grids Drilling Campaign Results

The objective of drill hole campaigns in Pampa Orcoma, is the estimation of geologic resources and reserves. The drill holes covering the largest area are the 400 x 400 m and 200 x 200 m grids, were drilled with a 5 ¼’ diameter drill hole and sampled every 0.5 m. The maximum drilling depth accounted for in the wider grids is 8 m, with an average overburden thickness of 0.4 m. “PO” drill holes have an average recovery of 89% of material from the caliche deposit, and their geologic description shows a thickness of the overburden unit, that tends to increase 1.0 to 1.5 m to the northeast, with intermediate sectors of values lower than 0.5 m.

SQM TRS Pampa Orcoma	Pag. 37

Caliche mineralization, as described in “PO” and “O” drill holes, has a range of average thicknesses when considering different iodine cut-off grades. For cut-off grades of 200, 300 and 400 ppm, average thicknesses are 4.0 m; 2.9 m, and 2.3 m, respectively. Findings from the “PO” drilling campaign indicate that mineralization is continuous horizontally and has a larger thickness in north-northwest (NNW), north-south (NS), and east-west (EW) directions, with values between 2.0 and 4.0 m. Lower thicknesses are present in the northeastern sector of Orcoma, with values lower than 1,0 m. The mineralized deposit has a 6 to 8% Nitrate grade associated to iodine grades larger than 400 ppm, generally with a direct correlation between grades of both compounds.

Data from the 400 x 400 m and 200 x 200 m grids show that caliche mantle is made up of sandstone, fine conglomeratic sandstone, sedimentary breccia with angular clasts generally of volcanic origin and a sandy matrix cemented by salts. Sedimentary breccia comprises 94.6% of the mineralized unit. The unit underlaying the mineralized zone is composed of a polymictic conglomerate with a compacted sand matrix, and toward the outer areas of the properties, the underlaying unit is made up of volcanic rocks with no mineralization.

SQM TRS Pampa Orcoma	Pag. 38

Figure 7-1. Distribution of Exploration Drill Holes and Soil Pits

PLANO SONDAJES ORCOMA
Sondajes M400 / 2014
Sondajes M200 / 2014
Sondajes M50 / 2014
Sandajes M100T / 2020-21
Sondajes M200 (AI) / 2021
Límites EIA Orcoma
Servidumbre BHP
Carretera secundaria
Infraestructura Proyecto
Línea de agua
Pozas Proyecto
NEGREIROS
LINEAS DE AGUA
POLVORIN
SERVIDUMBRE
SERVIDUMBRE ACUEDUCTO BHP
ÁREA INDUSTRIAL
E-392.000
E-394.000
E-396.000
E-398.000
E-400.000
E-402.000
E-404.000
E-406.000
E-408.000
E-410.000
E-412.000
N-7.806.000
N-7.804.000
N-7.802.000
N-7.800.000
N-7.798.000
N-7.796.000
N-7.794.000

Findings from the two campaigns executed in 2014, for grids of 400 x 400 and 200 x 200 and 50 x 50 m spacing, show abundant information for each drill hole, has been compiled into a digital database. The database for the 200 x 200 m grids is used for evaluated using 3D blocks model and Inverse Distance Weighted (IDW) interpolation method is considered as medium level of geological confidence are qualified as Probable Mineral Reserves. Conversion factors used are less than one for iodine (0.90) and nitrate (0.85) grades.

The estimation of geologic resources in Pampa Orcoma , while the 50 x 50 m grid’s localized area is used as a reference for geologic and physical characterization of the deposit. Relevant information available in the database is described in Table 7-1.

SQM TRS Pampa Orcoma	Pag. 39

Table 7-1. Data Available for 400 x 400; 200 x 200; and 50 x 50 m Drill Hole Grids

7.1.4	Diamond Drilling (DDH) Campaign Results

The DDH campaign of 2021 have been geologically described from core samples. The core samples allow for description only of consolidated deposits, due to drilling method. The sequence is incomplete in most core samples, generally showing a sequence of sandstone overlaying polymictic breccia, present in 53% of drill holes, followed by sandstone overlaying oligomictic breccia and polymictic breccia in the base for 18 % of drill holes, and finally solely polymictic breccia in 18% of drill holes. Isolated drill holes show a few lithological differences, such as andesite or tuff in the base, or slight variations in the sedimentary sequence (ARVI Mining, 2021).

The database containing information, includes the depth of the base of caliche mineralization, and chemical data for core samples every 0.5 m. The database shows concentrations of various compounds and elements relevant for characterization of soluble and insoluble salts in the deposit, including Iodine (ppm), Sodium Nitrate (%), Calcium (%), Boric Acid (%), Potassium (%), Potassium Perchlorate (%), Magnesium (%), Sodium (%), Sodium Chloride (%), Sodium Sulfate (%), and Sodium Carbonate (%).

SQM TRS Pampa Orcoma	Pag. 40

7.1.5	M100T Grid Drilling Campaign Results

Findings for the 100T grid are shown in its database, with the main information it contains described in Table 7-2.

Table 7-2. Data Available for 100T Drill Hole Grid

7.2	Topographic Survey

Detailed topographic mapping was created in the different sectors of Pampa Orcoma by aerial photography, using an unmanned aircraft operated by remote control, Wingtra One (Figure 7-2. Wingtra One Fixed-Wing AircraftFigure 7-2); equipment with 42 Mega pixels resolution, maximum flight altitude 600 m, flight autonomy 40 minutes. The accuracy in the survey is 15 to 10 cm.

The measurement was contracted to STG since 2015.

Figure 7-2. Wingtra One Fixed-Wing Aircraft

SQM TRS Pampa Orcoma	Pag. 41

7.3	Hydrogeology

Two main hydrogeological units are defined, called Sedimentary Fill and Hydrogeological Basement, which are described below:

⮚	Sedimentary Fill Unit: Fill of colluvial - alluvial origin, distributed in the mine zone and industrial area. In the first meters it is composed of a polymictic sandy gravel/breccia, supported matrix, well consolidated and highly cemented by salts. Although permeability tests have not been performed with this unit, due to its high cementation and absence of fractures, low permeability is inferred.

⮚	Hydrogeological Basement Unit: Intrusive from the Jurassic-Cretaceous with volcanic sequences and marine sedimentary from the Jurassic, distributed in the surrounding of the mine and industrial area. These rocks have almost zero permeability, being irrelevant from the hydrogeological point of view.

The Pampa del Tamarugal aquifer occurs approximately 2 km east of the exploration area. This hydrogeological body is in contact with the Hydrogeological Base Unit and Landfill Unit. In this sector, within the domain of the Pampa del Tamarugal aquifer, the Negreiros iodine mine (COSAYACH) has in operation deep wells, which are the closest wells to the area of influence of the Orcoma Project.

The exploration area is mostly on the sedimentary fill, located in a zone of very low hydrogeological importance, this was determined in-situ by direct observation when analyzing the completely dry drill holes. In addition, the excavated soil pits did not show the presence of water in the first meters from the surface,

7.4	Geotechnical Data, Testing, and Analysis.

The geomechanical units are define through the observation and direct measurement of physical properties from drill holes. This are smooth, rough, intercalation A (more than 75% smooth), intercalation B (half rough and half smooth) and intercalation C (more than 75% rough) of said drill holes. Additionally, for each section of the drill hole, its degree of compaction was determined according to one of the following three categories: leached, semi-compact or compact.

Mapping of geomechanical units is carried out by manually checking the walls of the drill hole, to describe the different levels of roughness throughout the column, and thus be able to determine the degree of diameter loss of the drill hole wall. If the drill hole walls collapse, this does not allow mapping below the collapsed interval. The degree of compaction refers to the level of compaction that the well presents at the time of drilling.

The degree of weathering of the sedimentary rocks described is between IV and V (heavily weathered to completely weathered rocks) in the ISMR weathering classification (1981). With the exception for the andesites that exhibits a grade II (slightly weathered rock). The clay contents associated with weathering grades IV and V are low.

SQM TRS Pampa Orcoma	Pag. 42

The resistance in semi-compact and smooth sandstones and breccias is less than 50 MPa. This is lower than in compact and smooth volcanic rocks, which have a resistance between 100 and 250 MPa. Rock resistance is estimated by correlation of the rebound of a Schmidt hammer to rock density and hammer orientation with respect to the assayed plain (Miller, 1965).

Tests were carried out to determine the rock quality index (RQD), determining that the sandstones have a RQD of less than 25%, indicating a very poor rock quality. For the vast majority of breccias, their RQD is less than 50%, indicating poor rock quality. The RQD values for the andesite range from75% to 90%, indicating a good quality compared to the tuffs, which returned RQD values between 25% and 50%, indicating a poor-quality rock.

Discontinuities are characterized by direct observation, considering the parameters of length, opening, roughness, filling and alteration that were observed. In described drill holes, discontinuities ranging from 1 to 3 m, with a width of 1 to 5 mm, are estimated, those that present rough textures, do not present fill and are slightly altered. In the case of andesites and tuffs, these exhibit within their cavities a hard filling less than 5 mm wide.

Finally, the RMR system (Rock Mass Rating by Bieniawski, 1989) is used to classify rock qualities, resulting in a general range of 41 to 60 points, both for sandstones and breccias, indicating that they are rocks of mostly average quality. For the Andesites, one section presents a range of 41 to 60 points, indicating a rock of medium quality, a second section indicates a range of 61 to 80 points, indicating a rock of good quality. Finally, the tuff is classified as medium quality rock with 41 to 60 points.

Based on all the empirical approximation systems used for the geomechanical classification of the rocks present in the Pampa Orcoma sector, it is concluded that the rocks described in most of the drill holes are of medium to poor quality, except for the cores that show a medium quality, and are mostly smooth.

Geotechnical considerations for the mining operation and leach heaps are described in Section 13.1.

SQM TRS Pampa Orcoma	Pag. 43

8	Sample Preparation, Analysis and Security

The utilized sampling methods in Pampa Orcoma pertain mainly to reverse circulation drilling and diamond drilling. Samples are collected during perforation, selected, and prepared according to internal procedures for sample handling, and sent for chemical analysis in laboratory. Core samples are also analyzed for the diamond drilling campaign currently in process. The main ions and compounds analyzed are listed and correspond to chemical species of economic interest and salts relevant for geologic resource estimation. Each analyte is analyzed in the laboratory using the detection methods agreed by the industry.

8.1	Site Sample Preparation Methods and Security

Analytical samples informing Pampa Orcoma Mineral Resources were prepared and assayed at the Iris plant and Internal Laboratory located in city of Antofagasta.

All sampling was completed by the external operators. Based on review of the procedures during the site visit and subsequent review of the data, it is the opinion of the QP that the measures taken to ensure sample representativeness were reasonable for estimating Mineral Resources.

8.1.1	RC Drilling

The RC drilling is focused on collecting lithological and grade data from the “Caliche mantle”. RC Drilling was carried out with a 5 ½ inch diameter by an external company "Perforations RMuñoz" under the supervision of SQM, both parties were coordinate to establish the drilling points. Once the drilling point was designated, the positioning of the drilling machine was surveyed, and the drill rig was set up on the surveyed drill hole location. (A and B).

Once set up, drilling commenced (Figure 8-1 C). At the beginning of each drill hole, the drilling point was cleaned or uncovered, eliminating the soft overburden, or chusca, with a backhoe.

Samples were collected from the cyclone at continuous 50 cm intervals in plastic bags. The samples were weighed and quartered at the platform. A cutting sample was taken and left on the floor as a control sample. The sample bag was tied, and a number card was inserted. (Figure 8-1 D).

Figure 8-1. A) Drilling Point Marking B) Drill Rig Positioning C) RC Drilling D) RC Samples at Platform

SQM TRS Pampa Orcoma	Pag. 44

Samples were transported by truck to the plant for mechanical preparation and chemical analysis. Samples were unloaded from the truck in the correct correlative order and positioned on Pallets supplied by the plant manager. (Figure 8-2).

Figure 8-2. A) Transportation Truck. B) Pallets with RC Samples

8.1.2	Sample Preparation

Mechanical sample preparation was carried out by Pilot Plant Iris V7 located at Nueva Victoria. Sample preparation includes (Figure 8-3)

⮚	Division of the sample in a cone splitter into 2 parts, one of which corresponds to discard. The sample obtained should weigh between 1.0 to 1.8 kg.

⮚	Drying of the sample in case of humidity.

⮚	Sample size reduction using cone crushers to produce an approximately 800 gr sample passing a number8 mesh (-#8).

⮚	Division of the sample in a Riffle cutter of 12 slots of ½" each. The sample is separated in 2, one of them corresponds to rejection and the other sample must weigh at least 500 gr.

⮚	Sample pulverizing.

⮚	Packaging and labeling, generating 2 bags of samples, one will be for the composites in which 200 gr are required (original) and the other will be for the laboratory, in which 150 gr are required. Figure 8-3).

Insertion points for quality control samples in the sample stream were determined. Standards samples were incorporated every 60 samples and duplicates every 20 samples, including the first sample. Samples were shipped in boxes containing a maximum of 65 samples (weighing approximately 15 kg) to the Caliche Iodine Internal laboratory.

SQM TRS Pampa Orcoma	Pag. 45

Figure 8-3. Process Sequence from Initial Sample, Reduction and Final Sample.

Figure 8-4. A) Sample Division B) Cone Crusher C) Riffle Cutter D) Sample Pulverizing E) Packaging

SQM TRS Pampa Orcoma	Pag. 46

8.2	Laboratories, Assaying and Analytical Procedures

Chemical analysis for NO3 and iodine was performed at the Caliche Iodine laboratory, located in Antofagasta, which is ISO 9001:2015 certified in shippable iodine, replicated in caliche and drill holes.

The Caliche Iodine Laboratory has capacity to analyze 200 samples/day for nitrate and iodine analysis. Sample handling, from receipt to analysis, is performed in 3 areas:

⮚	Receiving and pressing area.

⮚	Nitrate area.

⮚	XRF Equipment Area.

Nitrate analysis was performed by UV-Visible Molecular Absorption Spectroscopy. The minimum concentration entered into the Laboratory Information Management System (LIMS) system was 0.001g/L, the result was expressed in g/L of NaNO3. Iodine analysis was performed by Redox volumetric. The minimum concentration reported to the LIMS system was 0.002 g/L.

8.3	Results, QC Procedures and QA Actions

8.3.1	Laboratory Quality Control

To validate the results of the laboratory analysis, the following control measures were carried out (Figure 8-3)

Iodine:

⮚	Prepare a reference standard.

⮚	Measure the reference standard and the reagent blank to ensure the quality of the reagents used.

⮚	Verify that the results are within the 2-sigma range of the standard control chart. control of the standard.

Nitrate:

Analyze at the beginning of the sample set a standard solution.

⮚	Every 5 samples a QC of 8 g/L prepared with a solution of 1 mg/L of a NaNO3 salt is measured, the variation of the obtained result should not exceed 5% of the nominal value of the QC, otherwise the variables should be revised, and the analysis of the batch should start from the beginning.

SQM TRS Pampa Orcoma	Pag. 47

Figure 8-5. Flow Chart for Approval of Laboratory Chemical Analysis Results.

8.3.2	Quality Control and Quality Assurance Programs (Qa-Qc)

Qa/Qc programs were typically set in place to ensure the reliability and trustworthiness of the exploration data. They include written field procedures of aspects such as drilling, surveying, sampling and assaying, data management, and database integrity.

Analytical control measures typically involved the internal laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation, and assaying. Assaying protocols typically involve regular duplicate assays and insertion of Qc samples

SQM has a systematic QA/QC program controlled by Acquire; which included the insertion of different control samples into the sampling stream:

⮚	Coarse duplicate à 2% (1 every 50).

⮚	Analytical duplicate à 5% (1 per 20).

⮚	Standard à 1.7% (1 per 60).

Acquire and LIMS software managed the quality control by automatically checking the refined control samples and the Standards entered into the system, generating warnings at the time of analysis.

SQM TRS Pampa Orcoma	Pag. 48

Pampa Orcoma 2014

For drill holes from the 400 x 400 m grid, 63 blank samples and 212 duplicates were collected. Blank samples were found to have a low dispersion of data, with nitrate grades between 1 and 1.2% and iodine grades between 50 and 100 ppm. Duplicate versus original samples have concentrations, showing a low dispersion of original versus duplicate concentrations (Figure 8.3-1 and Table 8.3-1), with iodine having an average relative error of 14.9% and correlation index of 0.982 and nitrate grades an average relative error of 8.2% and correlation index of 0.996 (2014).

Figure 8-6. Result of 400 x 400 m Drill Hole Grid Sample Quality Control.

Iodine (ppm)
Samples
(a)
Nitrate (%)
Samples
(b)
Duplicate Iodine Grade (ppm)
Original Iodine Grade (ppm)
(c)
Duplicate Nitrate Grade (ppm)
Original Nitrate Grade (ppm)
(d)

Note: (a) iodine grades in blank samples, (b) nitrate grades in blank samples, (c) original versus duplicate iodine grades, (d) original versus duplicate nitrate grades.

SQM TRS Pampa Orcoma	Pag. 49

Table 8-1. Statistics of Iodine and Nitrate Grades in Original versus Duplicate Samples of the 400x400 m Drill Hole Grid (N= 212)

Another quality control assessment was done on the total of drill holes perforated in the 400 x 400, 200 x 200, and 50 x 50 m grids, collecting 354 blanks and 511 duplicates.

Blank samples were found to have a low dispersion of data, with nitrate grades between 1 and 1.2% and iodine grades between 50 and 110 ppm. Duplicate versus original samples have concentrations showing a low dispersion of original versus duplicate concentrations (Figure 8.3-2 and Table 8.3-2), with iodine having an average relative error of 15.1% and correlation index of 0,979 and nitrate grades an average relative error of 10% and correlation index of 0.994, (2014).

The T Statistic is 2,2 against a threshold of 3, signifying that the difference is not significant.

Figure 8-7. Results of 400 x 400; 200 x 200 and 50 x 50 m Drill Hole Grid Sample Quality Control.

Note: (a) iodine grades in blank samples, (b) nitrate grades in blank samples, (c) original versus duplicate iodine grades, (d) original versus duplicate nitrate grades.

SQM TRS Pampa Orcoma	Pag. 50

Table 8-2. Statistics of Iodine and Nitrate Grades in Original versus Duplicate Samples of the 400 x 400; 200 x 200 and 50 x 50 m Drill Hole Grid (N= 511)

8.3.3	Sample Security

SQM maintains strict control over sampling, mechanical sample preparation and chemical analysis. In each of the stages, the safety and chain of custody of the samples was safeguarded, using protocols that describe the steps to be followed for this purpose. All these controls are managed and controlled through the Acquire platform, in process of implement by SQM since Q3 2022, according to the follow sections. This section highlights your current processes and procedures and introduces data management processes.

recommended for deployment in GIM Suite.

The following workflow architecture demonstrates the data flow and object requirements of GIM Suite.

8.3.3.1	Planning RC Drilling.

Current Situation: The drillings are planned by the geology area using modeling software, which generates an Excel file containing a previous identification of the drilling, which will later be modified for the final identification, along with the east and north coordinates and the planned depth are also indicated. This planning file is delivered to the outsourced company that will drill the drilling of the drilling in the field. Below is an example of a planning file:

Solution to executed:

SQM TRS Pampa Orcoma	Pag. 51

The proposed solution includes the following workspace objects:

8.3.3.2	Header:

Current Situation:

In general, a drilling planning can take up to 30 thousand meters of drilling, where between 4 thousand and 5 thousand meters per sector is applied, each drilling equipment in general works for 1 month and a half, the contractor company executes the drilling and monthly delivers to the geology area the file with the information taken in the field, some drilling that was planned may eventually not be executed due to poor conditions of the premises.

Each sheet of the Excel file corresponds to a drilling equipment, from this file the data of the following columns are taken.

The original samples are taken at a depth after the highlight section, thus considering that the samples are not taken at the zero depth of the drilling, the samples usually have sections of 50 cm.

SQM TRS Pampa Orcoma	Pag. 52

In this file they are also indicated in which samples were made the checks of field duplicates, these duplicates are indicated by the company that carried out the drilling, in the protocol the duplicates are made every 5 drilling.

The correlative of the samples is controlled by a checkbook used in the field that is delivered by the geology team before starting the drilling campaign, with this if they indicate the identifications of the originals, being that for the identification of the duplicate it is always applied as the last correlative associated with the drilling.

Example sample book occupied in the field with sample identification.

Continuing with the collar data, once the drilling is done, the surveying company performs the final coordinates of the drilling, delivering as a final result an Excel file with the north, east, elevation data for each drilling executed. The final coordinates cannot have a difference greater than 10% of distance from their planned coordinate.

In the file the surveyor indicates that the drilling was not found in the field, indicating that they were eliminated.

SQM TRS Pampa Orcoma	Pag. 53

Example file delivered by surveying company.

Solution to executed:

The proposed solution includes the following workspace objects:

SQM TRS Pampa Orcoma	Pag. 54

8.3.3.3	Geological mapping

Current Situation:

The mapping is done offline where the geologist occupies a spreadsheet entering the geological data associated with the data delivered by the drillers, the geology is entered associated with each section of sample generated in the drilling.

In the geological mapping, data on lithology, clasts, clays, color, sulfate, salt crust, anhydrite crust, sulfate destace, percentage of clasts and observation are captured.

In the same file, geomechanical mapping is also performed, where a code that is related to the intercalations of the rock in the wall of the drilling is captured.

SQM TRS Pampa Orcoma	Pag. 55

Solution to executed:

The proposed solution includes the following workspace objects:

8.3.3.4	Dispatch of samples for mechanical preparation

Current Situation:

Once the mapping and sampling is finished, the samples are sent to mechanical preparation, the detail of these samples is in a document that is sent to the pilot plant.

At the time of receipt of the samples in the pilot plant, the responsible person enters in an Excel file the identifications of each of the samples, in this file that manages the sequence of the samples and also indicates the position in which the duplicates will be taken, the file considers that every 20 samples a duplicate of pulp is generated.

SQM TRS Pampa Orcoma	Pag. 56

Pulp duplicates have their own sample identification that is distinct from samples delivered by geology, by convention the nomenclature of the pulp sample carries a correlative as a prefix then a hyphen followed by the correlative of the original sample. The chemical results of the sample generated in the pilot plant are returned from the chemical laboratory, then these results are stored in the geology database.

Solution to executed:

The proposed solution includes the following workspace objects:

In the drilling stage, before drilling begins, the drill rod was marked to indicate the distance for sampling. The drilling machine was equipped with a cyclone to slow down the particle velocity, under it, a bag is placed to collect the samples.

SQM TRS Pampa Orcoma	Pag. 57

The collected sample from the cyclone is carefully stored in a plastic bag, then it was identified with a sequential card with a barcode and tied. The Supervisor oversaw requesting a revision to a determined sample of the drilling (coarse sample), originating another sample and of noting the weights obtained in the balance for each cut sample. This data collection is done through the Acquire platform.

The samples were loaded daily onto the truck that will transport them to the sample plant, the following steps are followed:

⮚	SQM Supervisor delivers a dispatch guide with the drill holes and the total number of samples to be collected and mentions to the person in charge of the sample plant, the number of samples and the number of samples without recovery, if any. This dispatch guide is generated for Acquire platform.

⮚	Samples are loaded sequentially according to the drilling and unloaded in the same way.

⮚	Upon arrival at the plant, the corresponding permit must be requested from the area manager, who will provide an unloading guideline, which contemplates how the samples should be positioned on the pallets.

⮚	The pallets with samples are moved to the sample preparation area from their storage place to the place where the Cone Splitter is located.

During all stages of sample preparation, special care was taken to maintain the identification of the samples and to clean the equipment after use. The samples already packed and labeled were collected following the instructions for filling boxes of “caliche” samples, respecting the correlative order of the samples, the order in which they must be deposited in the box and the quantity of samples according to the capacity of the box.

The trays were labeled indicating the corresponding information and date (Figure 8-11) are then transferred to the storage place at Testigoteca (core Warehouse) Iris and Testigoteca TEA located at Nueva Victoria (Figure 8-12), either transitory or final, after being sent to the laboratory.

Figure 8-8. A) Samples Storage B) Drill Hole and Samples Labeling

SQM TRS Pampa Orcoma	Pag. 58

Figure 8-9. Iris – TEA Warehouse at Nueva Victoria

Assay samples were collected by appropriately qualified staff at the laboratories. The analysis results of the samples were reported by the specialty analyst to the LIMS software system, integrated to platform Acquire.

Automatically LIMS triggering an e-mail to the users and only to those who are authorized to send the information.

8.4	Opinion of Adequacy

The competent person considers that in what corresponds to the preparation, analysis, safety of the samples and procedures used by SQM in Pampa Orcoma complies with the appropriate standard without showing relevant deficiencies that may alter the obtaining of the results derived from the procedures.

SQM TRS Pampa Orcoma	Pag. 59

9	data Verification

9.1	Data Verification Procedures

Verification by the QP covered drilling, sample collection, handling, and quality control, geologic mapping of drill cores and cuttings, and laboratory quality assurance and analytical procedures. Based on the review of SQM procedures and standards, protocols are deemed adequate for ensuring the quality of data obtained from drilling campaigns and laboratory analysis.

9.2	Data Management

Data management is done in Acquire, in process of implementby SQM since Q3 2022, presenting the required information for the 400 x 400 m, 200 x 200m, and 50 x 50 m database, with chemical analysis data. Regarding such data, iodine and nitrate grades are shown adequately, for each section of the drill hole; however, other chemical species concentrations are shown for each drill hole without specifying the section of the drill hole for which the result is shown.

“DDH” diamond drilling’s database and the 100T grid database (RC drilling in process), are also managed with Acquire, showing the available data to date in the first case. The 100T grid database on the other hand, shows available information to date from its block model and chemical analysis of original samples, and duplicate sample results.

9.3	Technical procedures

The QP reviewed data collection procedures, associated to drilling, sample handling and laboratory analysis. The set of procedures seek to establish a technical and security standard that allows field and lab data to be optimally obtained, while guaranteeing worker’s safety.

9.4	Quality Control Procedures

The competent person indicates that in SQM Quality Control ensures the monitoring of samples accurately from the preparation of the sample and the consequent chemical analysis through a protocol that includes regular analysis of duplicates and also insertion of samples for quality control.

9.4.1	Quality Control Measures and Results

Quality control (QC) samples are incorporated for lab analysis, with the objective of monitoring the precision, accuracy, and potential contamination during analytical processes and sample handling. These controls comprise duplicate sampling to monitor precision, internal standard samples to establish an internal comparative framework, and blank sampling to identify potential contamination.

Standard samples and duplicates are incorporated every 60 and 20 samples respectively (SQM(f), 2021), and sent from the Iris plant. The sample chosen as a standard is selected randomly, divided into six samples and analyzed three times, obtaining iodine and nitrate concentrations whose average and standard deviation define the certified value, allowing for results with a tolerance of ±2 standard deviations with respect to such value (2021).

SQM TRS Pampa Orcoma	Pag. 60

A lab specialist reviews and validates the information obtained from standard samples, and from comparison of duplicates with respect to the original sample, admitting a maximum discrepancy of ±0.0014 ppm for iodine and ±0.4% for sodium nitrate. The LIMS system randomly sorts the duplicates and standard samples, identifying deviations which are reviewed by the head of the laboratory, subsequently soliciting a checkup of the samples (SQM, 2018).

9.4.2	Quality Assurance Measures.

Protocols for quality assurance (QA) in the lab encompass measures for nitrate and iodine values. For iodine grades, the standard sample is checked to be within a defined range of ±0.4; another measure involves selecting 5 samples that are analyzed by volumetry and XRF, applying a correction factor if necessary or calibrating the corresponding equipment if values are not within their expected range (SQM, 2018).

For nitrate grade analysis, the mass balance is checked daily for a standard 20g mass certified with an error range of ±0.0002 g. A comparative analysis is also done once in each lab shift, analyzing the same samples with another spectrophotometer. If the sample has a slight yellow color, readings are checked with a distiller equipment using the Kjeldahl method. Every 10 samples, readings are compared to the quality control and standard samples (2021).

9.5	Precision Evaluation

Regarding the Accuracy Assessment, the Competent Person indicates that the iodine and nitrate grades of the duplicate samples in the 400 x 400 and 200 x 200 grid have good correlation with the grades aws of the original samples; However, it is recommended to always maintain permanent control. In this process, in order to prevent and detect in time any anomaly that could happen.

9.6	Accuracy Evaluation

The QP reviewed results of iodine and nitrate grades from blank sampling in the 400 x 400 m and 200 x 200 m drill hole grids. Blank sample concentrations are within acceptable margins, with a maximum of 110 ppm and 1,2% of iodine and nitrate grades.

9.7	Laboratory Certification

The Nitrate-Iodine Laboratory is ISO 9001:2015 certified by the international certification organism TÜV Rheinland, from the 16 of March 2020, to the 15 of March 2023 (TÜV Rheinland(a), 2019) (TÜV Rheinland(b), 2019). There’s no previous certification available.

SQM TRS Pampa Orcoma	Pag. 61

9.7.1	Quality Person´s Opinion of Data Adequacy.

In the Pampa Orcoma duplicate data, the duplicate samples, although analyzed by the same method in the same lab consistently measure slightly lower for iodine, although calculation of a Student T value shows it to be insignificant. This difference in not seen in the Nueva Victoria samples analyzed by the same laboratory. The QP recommends that SQM undergo an audit of the sample preparation and splitting procedures and that attention also be focused on certified reference materials.

The data available from the 400 x 400 and 200 x 200 m grids, regarding analytical results of geotechnical and chemical analysis of caliche in Pampa Orcoma, is adequate for estimation of geologic resources and reserves present in the project area.

SQM TRS Pampa Orcoma	Pag. 62

10	Mineral Processing and Metallurgical Testing

SQM nitrates have been operating mines and heap leaching facilities to produce ore, iodine, and nitrates from caliche at its Nueva Victoria process plants since 2002. Therefore, the operations and form of ore treatment proposed for the Pampa Orcoma project are based on extensive operating experience.

Additionally, since 2009, SQM Nitrates has carried out a caliche characterization plan through laboratory tests to continuously improve the yield estimation. These efforts emphasized on the chemical and physical characterization of caliche, have allowed the development of a set of strategies that give way to better recovery prediction.

In 2016, faced with water scarcity in northern Chile, the industry seeks to incorporate seawater in its processes. In this way, a caliche leaching test plan is generated with seawater, to determine the technical feasibility and impacts on recovery. The test plan demonstrated the feasibility of the process in a pilot plant located in the Iris sector of the Nueva Victoria mine.

After reviewing the available data, it has been determined that there is sufficient information as background to the definitive feasibility study. The records of the operations in aspects such as performance and consumption of reagents, as well as the historical test work developed by the company. It has been determined that there is sufficient information to:

⮚	Support current operations and mineral processing.

⮚	Support Pampa Orcoma's future exploitation project, along with plant and process equipment design.

Summaries of the analytical and experimental procedure and the main test results are presented below.

10.1	Metallurgical Testing

The metallurgical tests, as detailed below, are intended to estimate the response of different minerals to leaching. The pilot plant laboratory is in charge of generating test data to form the characterization and recovery database of composites.

The tests have the following objectives:

⮚	Determine if the analyzed material is reasonably suitable for concentration production using separation and recovery methods established in the plant.

⮚	Optimize process to guarantee a recovery that inherently will be linked to a mineralogical and chemical characterization, including physical and granulometric characterization of the mineral to treat.

⮚	Determine deleterious elements to establish mechanisms in the operations so that these can be kept below the limits that guarantee certain product quality.

SQM TRS Pampa Orcoma	Pag. 63

SQM's analytical and pilot test laboratories perform the following chemical, mineralogical and metallurgical tests which constitutes the bank of tests carried out on operating projects:

⮚	Microscopy and chemical composition

⮚	Physical properties: Tail test, borra test, laboratory granulometry, embedding tests, and permeability

⮚	Leaching test

Historically, SQM through its Research and Development area, executed the following tests at the plant and/or pilot scale that have allowed improving the recovery process and quality of the product: Iodide solution cleaning tests, Iodide oxidation tests with Hydrogen Peroxide (H2O2), Incorporation of Chlorine in the Iodine Plant. Tests that have finally allowed to obtain a successful scheme of operations applied to other sites of the company, and that have great maturity of knowledge. Currently, the Research Vice-Presidency is conducting plant scale tests for the optimization of heap leach operations using the CM method of mining. This material has preliminarily resulted in higher recoveries.

At the industrial level, it is intended to monitor the recovery to establish annual sequential mining levels and/or define for each year the percentage of minerals to be reamed during the life of the mine to increase the recovery.

To develop the tests, two different CM equipment have been acquired and evaluated in terms of:

⮚	Availability in the rolling system.

⮚	Design of the cutting system.

⮚	Sensitivity to rock conditions.

⮚	Productivity variability.

⮚	Consumption and replacement of components.

The present review will focus on the physicochemical and leach response characterization of Pampa Orcoma ores, and how this knowledge contributes to the recovery estimation.

In the following sections, a description of sample preparation and characterization procedures, for metallurgical tests, and process and product monitoring/control activities of the operations through chemical analysis is given.

10.1.1	Sampling and Sample preparation

The sampling methods are related to the different drilling methodologies used in the several campaigns to obtain samples for analysis (see Section 7.1.2. Borehole Exploration) With the material sorted from the trial pits, loading faces, piles, drill holes and diamond piles, composite samples are prepared to determine iodine and nitrate grades, and to determine physicochemical properties of the material to predict its behavior during leaching.

As for the processing of samples, these are segregated according to a mechanical preparation guide, which aims to provide an effective guideline for minimum required mass and characteristic sizes for each test, to optimize in the best possible way any available material. In this way, it is possible to achieve successful metallurgical tests of interest, ensuring their validity and reproducibility. The method of sampling and development of metallurgical tests on samples from Pampa Orcoma, for the projection of future mineral resources, consists in summary of the stages outlined below.

SQM TRS Pampa Orcoma	Pag. 64

Figure 10-1. General Stages of the Sampling Methodology and Development of Metallurgical Test at Pampa Orcoma.

As for the development of metallurgical, characterization, leaching and physical properties tests, these are developed by teams of specialized professionals with extensive experience in the mining-geo-metallurgical field. The work program in metallurgical tests contemplates that the samples are sent to internal laboratories to perform the analysis and test work according to the following detail:

⮚	Analysis Laboratories located in Antofagasta provide chemical and mineralogical analysis.

⮚	Pilot Plant Laboratory, located in Iris- Nueva Victoria, for completion of the physical and leaching response tests.

Details of the names, locations and responsibilities of each laboratory involved in the development of the metallurgical tests are reported in section 10.4 Analytical and Testing Laboratories. The reports documenting the drilling programs provide detailed descriptions of sampling and sample preparation methodologies, analytical procedures meeting current industry standards. Quality control is implemented at all stages to ensure and verify that the collection process occurs at each stage successfully and is representative.

For Pampa Orcoma tests were conducted in 2014 and during 2020:

⮚	2014 Sumo Project (piques or calicatas).

⮚	2020 Diamantina Project (DDH)

For the 2014 campaign, the sampling of the reserve was based on the basic unit known as "piques or calicatas ", consisting of some trial pits of approximately 3.5 x 3.5 m, with a depth of 3 m, to extract a mass of approximately 70 ton. In this case, six pits were chosen covering the entire reserve, a number selected for cost and response time considerations available for the physical tests and iso-containers leaching test.

SQM TRS Pampa Orcoma	Pag. 65

2020 Diamantina Project (DDH), 30 DDH drilling samples (details available in borehole section) are selected under lithological criteria, salt content and Iodine-Nitrate grades, which are subjected to different physical tests for each DDH: Gravel test, erasure, rock embedded, embedded test tube, granulometric tests and agitated leaching test.

To establish the representativeness of the samples to estimate the physical and chemical properties of the caliche of the resource to be exploited, a map of geographical distribution of sampling points Pampa Orcoma for a “calicatas” and diamond drilling campaign is shown Figure 10-2.

Figure 10-2. Diamond Drilling Campaign Map for Composite Samples from the Pampa Orcoma Sector for Metallurgical Testing

Reserves without drainage
NEGREIROS
12 Km
9 Km
6 Km
3 Km
Reserves without drainage
Process plant
Camino Acceso
A Estación Carmen
BHP pipeline right-of-way
Industrial area
Isonitrate ranges
< 3,00
3,00 - 5,00
> 5,00
Orcoma Drilling Plan
DDH
Pits or " Calicatas"
EIA Orcoma Project
Polygon reserves
Reserves without drainage
Project infrastructure
Patrimonial Area

SQM TRS Pampa Orcoma	Pag. 66

10.1.2	Caliche Mineralogical and Chemical Characterization

SQM nitrates mineralogical tests were realized in the composite as part of the test work. To know the mineralogical characteristics and alterations, the elemental composition is studied by X-Ray Diffraction (XRD). A particle mineral analysis (PMA) is performed to determine the mineral content of the sample.

The mineralogical characterization of caliche is performed by the following components to include nitrate, chloride iodate, sulfate, and silicate.

In-house analytical laboratories operated by company personnel are responsible for the chemical and mineralogical analysis of samples. These laboratories are in the city of Antofagasta and correspond to the following four sub-facilities:

⮚	Caliche-Iodine Laboratory

⮚	Research and Development Laboratory

⮚	Quality Control Laboratory

⮚	SEM and XRD Laboratory

The chemical characterization of caliche in the concentrations corresponding to Iodine, Nitrate, and Na2SO4 (%), Ca (%), K (%), Mg (%), KClO4 (%), NaCl (%), Na (%), Na (%), H3BO3 (%), and SO4 have obtained thanks to chemical analyses carried out in an internal laboratory of the company. The analysis methods are shown in Table 10-1.

Table 10-1. Applied methods for the characterization of caliche or composite.

Composite samples (material sorted from the trial pits (calicatas), loading faces, piles, drill holes and diamond piles) are analyzed by iodine and nitrate grades. The analyses are conducted by Caliche and Iodine laboratory located in the city of Antofagasta. Facilities for iodine and nitrate analysis have qualified under ISO- 9001:2015 for which TÜV Rheinland provides quality management system certification. The latest recertification process was approved in November 2020 and is valid until March 15, 2023.

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The protocols used for each of them are properly documented about materials, equipment, procedures, and control measures. The procedure used to calculate the iodine and nitrate grade, are summarized below.

Iodine determination

There are two methods to determine iodine in caliche, redox volumetry and XRF. Redox volumetry is based on titration of an exactly known concentration solution, called standard solution, which is gradually added to another solution of unknown concentration, until chemical reaction between both solutions is complete (equivalence point). Iodine determination by XRF uses XRF Spectro ASOMA equipment, in which a pressed mineral sample is placed in a reading cell. This year it was possible to replace the team with the Rigaku NEX QC, which allows to analyze six samples, A silicon drift detector (SDD) affords extremely high-count rate capability with excellent spectral resolution. This enables NEX QC+ to deliver the highest precision analytical results in the shortest possible measurement times. QA controls consist of equipment status checks, sample reagent blanks, titrant concentration checks, repeat analysis for a standard with sample set to confirm its value.

Figure 10-3. Rigaku NEX QC series of EDXRF Spectrometers

Nitrate determination

Nitrate grade in caliches is determined by UV-visible molecular absorption spectroscopy. This technique allows to quantify parameters in solution, based on their absorption at a certain wavelength of the UV-visible spectrum (between 100 and 800 nm).

This determination uses a Molecular Absorption Spectrophotometer POE-011-01, or POE-17-01, in which a glass test tube containing a filtered solution obtained by leaching with filtered distilled water is used. Results obtained are expressed in percent nitrate.

The quality assurance criteria and validity of the results are described below:

⮚	Prior equipment verification.

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⮚	Performing comparative nitrate analysis once a shift, by contrasting readings of the same samples with other UV-visible equipment and checking readings in Kjeldahl method distillation equipment, for Nitrogen determination.

⮚	Standard and QC sample input every 10 samples.

Figure 10-4. UDK 169 with AutoKjel Autosampler - Automatic Kjeldahl Nitrogen Protein Analyzer

The trial pits presented the following salt matrix, shown in Table 10-2, were determined from 200 x 200 m mesh exploration drillings.

Table 10-2. Salt Matrix of Pampa Orcoma Sampling Points (Piques) taken from 200 x 200 mesh Drillings

The geographic distribution of the points is shown in Figure 10-5.

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Figure 10-5. Samples Obtained from Drill Holes 2014 Sumo Project

PROYECTO - SUMO
O-081
O-447
PO-225
PO-236
PO-275
O-1283
CAMINO PROYECTADO
CAMINO DESDE HUARA
LEYENDA
7,803,000
7,801,000
7,799,000
7,797,000
7,795,000
7,793,000
391,500
393,500
395,500
397,500
399,500
401,500
403,500
405,500
407,500
409,500

The results provided by the company for Pampa Orcoma highlight the following points:

⮚	The most soluble part of the saline matrix is composed of sulphates, nitrates, and chlorides.

⮚	There are differences in the ion compositions present in salt matrix (SM).

⮚	Anhydrite, Polyhalita, and Glauberite, less soluble minerals, have calcium sulphate associations.

⮚	From the chemical-salt point of view, the deposit is favorable for the extraction procedure, since it contains an average of 49% of soluble salts, high contents of calcium (>2.5%), and high concentrations of chlorides, and sulfates. In this respect, extraction yields over 65% are expected with higher values concerning the caliches in current exploitation.

⮚	Being a mostly semi-soft deposit, it favors the development of CM, in practically all the deposits. This geomechanical condition added to the low clastic content and low abrasiveness (confirmed by trial pits, "calicatas") would allow for the estimation of a lower mining cost when applying this technology.

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10.1.3	Caliche Physical Properties

To measure, identify, and describe a mineral as well as to contribute to a better understanding of it, physical tests of mineral properties that predict how it will react under certain treatment conditions are developed. To measure, identify and describe an ore as well as contribute to a better understanding, physical tests of the ore properties are developed to predict how it will react under certain treatment conditions. The determination of the physical properties, through the tail test, borra test, laboratory granulometry, embedding tests, and permeability, are carried out in the laboratory facilities of the Iris Pilot Plant, located in that sector in Nueva Victoria.

The following are the test conditions established, as described below.

Tailings Test

To predict the physical quality of the material generated in the leaching process, the riprap test consists of a leaching test followed by a sedimentation test of the pulp generated in the previous stage, the information generated corresponds to the volume of a clear liquid that is formed as the fine material sediments.

A mass of 1 kg of caliche contact for 30 minutes with water at a liquid/solid ratio of 0.5, in an agitated container at a temperature of 45°C, in a thermal bath regulated at 45°C. The pulp obtained flows into a 1.0 Lt graduated cylinder, where the solids begin to settle. After 24 hours, a record is made of the volume of clear liquid generated to determine the sedimentation curve and speed, as well as the degree of compaction.

Borras Test

This test determines the content of fines according to the type of caliche. For this purpose, a 1 Kg mass of caliche is contacted with hot water at 80°C for 20 minutes. The pulp obtained is passed through ¼" and 35 mesh Tyler sieves and washed at each step with distilled water. Then, the material retained in the 100 mesh is displaced with water and received in one of the tared trays and put to dry in the cooker. Similarly, the material passing through the 100-mesh received at the bottom is decanted before drying. Finally, the total percentage of flotsam generated is obtained.

Size Distribution

This determines the different particle sizes of soil and obtains the quantity, expressed as a percentage, that passes through the different sieves of the series used in the tests. The sieves were placed with each of the samples in the mechanical shaker and passage and retention were recorded to obtain the granulometric curves.

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Embedding Test

The test consists of placing a mineral rock (from 2 to 5 kg) in a tray with a certain height of solution (2 cm to 5 cm of water) and measuring the wetting advance front. This test has a duration of 36 hours.

Up to this point, the physical determinations described above allows for the categorization of whether a caliche is very unstable, unstable, stable, or very physically stable to generate the best irrigation strategy in the impregnation stage (irrigation rate, impregnation solution, pulse days). In the future, it is intended to incorporate other tests, such as capillarity tests, that measure the liquid suction using medium and large particles of mineral. In addition, the saturation level in the heap is intended to be measured by determining the concentration of different ions along a column of mineral during leaching. Finally, it is intended that permeability tests will occur using a constant load permeameter.

The tests developed are summarized Table 10-4.

During the site visit, it was possible to verify the development of embedding, sedimentation, and compaction tests in the Iris Pilot Plant Laboratory, which are shown in the Figure 10-4

Table 10-3. Determination of physical properties of caliche minerals.

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Figure 10-6. Embedding, Compaction and Sedimentation Tests Performed in the Iris Pilot Plant Laboratory.

Orcoma´s physical test results are compared with those of TEA (Table 10-5). TEA is another SQM property some km to the south of Pampa Orcoma.

Table 10-4. Comparative results of physical tests for Pampa Orcoma and TEA exploitation project.

According to the results, it is possible to highlight the following points:

⮚	Sedimentation: Both have medium sedimentation velocity, which implies the need for impregnation and prolonged resting for stabilization.

⮚	Compaction: Orcoma has a good compaction, which indicates a greater uniformity in the porous bed, which allows reaching high irrigation rates and therefore better kinetics.

⮚	Fines: Both sectors present high percentage of fines, this implies that the best impregnant to use should be a solution other than water. The negative impact of this condition could be increased depending on the type of fine material (e.g., clays) generating water pockets and channeling.

⮚	Material #-200: Corresponds to the microfine and are the ones that give rise to channeling and exhibit very high value in both sectors.

⮚	Parameter Alpha: At medium levels, these imply acceptable embedding speed which can be improved with a slow controlled impregnation.

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As the physical properties measured are directly related to the irrigation strategy, the conclusion is that both caliches should be treated in a similar way considering a standard impregnation stage of mixed drip and sprinkler irrigation.

10.1.4	Agitated Leaching Tests

The agitated leaching tests are developed with the objective of representing the leaching mechanism implemented in the plant by means of the different irrigation solutions and to obtain the maximum recovery potential. The protocol for the development of the agitated leaching tests is summarized below.

Leaching in Stirred Reactors

Leaching experiments are conducted at atmospheric pressure and temperature in a glass reactor without baffles. A propeller agitator at 400 RPM was used to agitate leach suspension. In short, all the experiments were executed with:

⮚	Ambient conditions.

⮚	Caliche sample particle size 100% mesh -65# mesh.

⮚	Caliche mass 500 g.

⮚	L/S ratio 2:1.

⮚	Leaching time 2 h.

⮚	Three contact leaching including use of drainage solution.

To start up the leaching experiment, a reactor was initially filled with distilled water and then the solution is gently agitated. After a few minutes, PH and ORP values were set, caliche concentrate added to the solution and agitation increased to the final rate.

Once finished, the product was filtered, and the brine solution analyzed by checking the extraction of analytes and minerals by contact with the leaching agent, consumption per unit and iodine extraction response.

Successive leaching’s are complementary to stirred vessel leaching, and also performed in a stirred vessel with the same parameters explained above. However, it contemplates leaching three caliche samples successively with the resulting drainage solution of each stage. The objective of this test is to enrich this solution of an element of interest such as iodine and nitrates to evaluate heap performance as this solution percolates through the heap. The representative scheme of successive leaching in stirred vessel reactors is shown in Figure 10-5.

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Figure 10-7. Successive Leach Test Development Procedure

The extraction of each analyte and minerals per contact is analyzed. These results reported by the company are conclusive on the following points:

⮚	The higher the amount of soluble salts, the lower the extraction.

⮚	A higher proportion of calcium in salt matrix implies higher extraction.

⮚	The physical and chemical quality favorable for Leaching results from a soluble salts content lower than 50%.

⮚	Calcium: In the Orcoma leach brine contains 0.22 (gpl) and implies a lower degree of incrustations in the plant.

⮚	Sulfate: No effect is seen since the solutions would not be at the Decahydrated Sulfate field.

⮚	NTU: There is a threat due to the presence of fines in the caliche, an additional 30 NTU (80 v/s 110). This result would translate into an impact of one additional day of maintenance per year.

For Pampa Orcoma, reports indicate that the Diamantina Project involved leaching trials of 30 DDH, resulting in an iodine yield of 65.3% and a nitrate yield of 66.3%.

For a caliche of Pampa Orcoma sector, the chemical characterization of leaching solution results are show in Table 10-5, where an average salt matrix of 63.7% soluble salts and an iodine yield of 56.4%.

Table 10-5. Chemical Characterization of samples obtained from Successive Leach Test Results.

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Orcoma has a higher yield than other sectors. Figure 10-7 shows the results of the agitated leaching tests of two resources from TEA and Pampa Orcoma. The graphs represent the nitrate and iodine yield achieved as a function of soluble salt content.

In the graphs, the green line corresponds to the experimental yield result, while the orange line indicates a modeling result of the Pampa Orcoma yield factored at 90%. The yield equivalent to 90% of what the model indicates is 65.3% for Iodine and 52.6% for Nitrate. These factored yields are conservatively used for the economic evaluation of the project.

The green line, which corresponds to the experimental results, shows that an ore from Pampa Orcoma with a content of soluble salts of 46.5% has a yield of 73% for iodine and 70.5% for nitrate. Ore from TEA, with a content of 62.9% of soluble salts, has a yield of 55.5% for iodine and 60.7% for nitrate. Both resources show a difference in nitrate yield of 70.5% versus 60.7% and a difference in iodine yield of 73% versus 55.5%.

Both resources show a difference in nitrate and iodine yield of 9% to 17%, respectively.

SQM TRS Pampa Orcoma	Pag. 76

Figure 10-8. Nitrate and Iodine Yield Obtained by Successive Agitated Leaching Test.

10.1.5	Leaching in Isocontainer

The Isocontainer leaching tests are developed with the objective of representing the heap leaching process. The first Isocontainer tests, in 2012, were conducted on an exploratory basis to compare leaching variables (such as grade and grain size). In these early Isocontainer tests, a significant closeness between reactor and heap results was detected. It was found that the closer the test parameters were to those used in the industrial process, the closer the correlation was 1:1.

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The Isocontainer are plastic receptacles that are loaded in such a way as to replicate the segregation presented by industrial piles because of their loading method, and therefore the material is stacked in layers inside the reactor, as illustrated in Figure 10-8.

Figure 10-9. Loaded Isocontainer and Distribution of Material According to Granulometry.

a) Isocontainer Test with Pampa Orcoma Material	b) Isocontainer Loading Diagram

The tests, corresponding to the 2014 campaign, were carried out with parameters corresponding to those of the Nueva Victoria industrial process on the test date, using seawater obtained from Caleta Buena, the point foreseen for future extraction. The test development conditions are as indicated in Table 10-7.

Table 10-6. Condition for Leaching Experiments in Isocontainer.

From this same sampling and loading process, head samples are obtained to determine the caliche grades. The head grades are detailed in Table 10-8.

Table 10-7. Head Grade Samples Loaded to Isocontainer.

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It is important to note that the compositions in Table 10-7 differ significantly from those of the drill holes in Table 10-2.

The tests occur, per associated pique sample, in four receptacles. The Isocontainer results for Pampa Orcoma are summarized in Table 10-9, corresponding to averages of the four representative Isocontainer.

Table 10-8. Results of Isocontainer Leaching of Samples Obtained from Trial Pits Pampa Orcoma.

Isocontainer leaching test of O-1283 sample presented anomalous behavior (manifesting as ponding or flooding) during the tests, which is another reason to exclude it from the report of results.

The Isocontainer results were used to calibrate a phenomenological model based on chemical equilibria and wetting kinetics (embedded). The equilibria were simulated by gPROMS using the SQM PPFO property package (originally developed for Salar de Atacama brine equilibria).

Other variables were added to the Isocontainer results:

⮚	Granulometry.

⮚	Embedded (Alpha).

⮚	Drainage curve.

This data is introduced into the model to represent the Isocontainer data, scaling the parameters to pile to obtain a projection of the caliche behavior at industrial scale (Table 10-10).

Table 10-9. Sumo Project 2014 – Result of Simulated pile scaling for 6 Pampa Orcoma Trial Pits.

Thus, the results of simulation of leaching in Isocontainer of five pits gave an average yield of 67.3% for iodine and 75.4% for nitrate. The average soluble salt content of Pampa Orcoma in this test is defined as 49.1% on average.

10.1.6	Column Leach Test using Seawater

Water availability is limited, being a critical issue for the mining industries and, therefore, other leaching agents such as seawater can be a viable alternative. Therefore, experimental studies of caliche leaching in mini-columns were conducted to evaluate seawater's effect.

SQM TRS Pampa Orcoma	Pag. 79

This study aims to analyze seawater's effect on caliche leaching from different sectors of nitrate-iodine mining properties, using seawater sampled in Mejillones Bay at 100 m offshore and below 15 m deep.

The types of tests executed are in duplicate under the following impregnation-irrigation strategy and conditions:

⮚	Water Impregnation - Irrigation with Water (MC 1-MC2).

⮚	Water Impregnation - Irrigation with 60% v/v Water - 40% v/v with a recirculated weakly acidic water ( AFA). (MC 3-MC 4).

⮚	Seawater Impregnation - Irrigation with Seawater (MC 5-MC 6).

⮚	Seawater Impregnation - Irrigation with Mixed 60% v/v Seawater - 40% v/v AFA (MC 7-MC 8)

⮚	The test development conditions are indicated in Table 10-6.

⮚	Composition determined by granulometry of the material disposed in the columns.

The test development conditions are as indicated in Table 10-11.

Table 10-10. Conditions for Leaching Experiments with Seawater.

Table 10-11. Characteristic Composition of the Caliche used in the Test.

Experiments have shown that highly soluble minerals such as nitrate and iodate are rapidly leached with seawater without much difference concerning the raw water method.

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Regarding nitrate and iodine extraction, higher NO3 extraction, Figure 10-9., is observed when leaching with seawater as well as a higher IO3 extraction is observed when leaching with seawater (MC5- 5 and MC 6 curves versus MC1 and MC 2 curves). In addition, when comparing the extractions achieved in iodine leaching by water/AFA and seawater/AFA, curves MC 3 and MC 4 versus MC 7 and MC 8. The seawater/AFA mixture is better (MC 7 and MC 8). For nitrate, there is no appreciable difference in increase when using seawater as a mixture. The extraction is similar to that of iodine.

SQM TRS Pampa Orcoma	Pag. 81

Figure 10-10. Results of Nitrate and Iodine Extraction by Seawater Leaching

a)            Nitrate extraction with seawater

Source: SQM- Reporte-Efecto Agua de Mar 231208

b)            Iodine extraction with seawater

In the future heap behavior will be studies through column leaching tests using seawater, including different irrigation rates and bed heights in the column, and analyzing the experimental concentrations of each species.

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10.1.7	Laboratory Control Procedures

Currently, there is a quality control system in place to monitor iodine production operations, which consists of monitoring processes starting with inlet brine characterization, followed by sampling and characterization of the cutting and oxidation brine, as well as the prill product obtained. From the product obtained from the iodine prill plant, a series of analyses are conducted to quantify purity, chloride/bromine ratio, sulfate, mercury, residues, and color index.

The analyses, on liquid and solid samples, are performed in the laboratory facilities located in the city of Antofagasta, Analysis laboratory, involving two installations:

⮚	Caliche-Iodine Laboratory: Determination of iodine and nitrate in caliches.

⮚	Research and Development Laboratory: Facility in charge of performing determination by AAS, ICP-OES, potentiometry, conventional titration, solution density.

Table 10-13 shows the basic set of analyses requested from laboratories and the methodologies used for their determination.

Table 10-12. List of requested analyses for caliche leach brines and iodine prill

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Pampa Orcoma's mineral treatment tests have resulted in an average of the following components of brines that will enter the plant and be sent to evaporation ponds (Table 10-14).

Table 10-13. Average Chemical Composition of Pampa Orcoma Brine Feed and Directed Out to the Process.

The relevant results of the brine produced at Orcoma are:

⮚	The chemical quality of the Orcoma BF is richer in relative nitrate content and has a lower magnesium content versus other brines. This can positively affect the yield of ponds.

⮚	The NaNO3/K ratio in BF Orcoma is similar to the composition other brines.

SQM TRS Pampa Orcoma	Pag. 84

⮚	The NaNO3/KClO4 ratio is 26 in Orcoma which allows for low values of Perchlorate to be maintained in the product salt, suitable for NPT plants.

Once the pond systems are in operation, the sampling and assay procedures for the evaporation tests are as follows:

⮚	Collection of brine samples periodically to measure brine properties such as chemical analysis, density, brine activity, etc. Samples are taken by the in-house laboratory using the same methods and quality control procedures as those applied to other brine samples.

⮚	Collection of precipitated salts from the ponds for chemical analysis to evaluate evaporation pathways, brine evolution, and physical and chemical properties of the salts.

10.2	Samples Representativeness

The company has established Quality Assurance/Quality Control (Qa/Qc) measures to ensure the reliability and accuracy of sampling, preparation, and assays, as well as the results obtained from assays. These measures include field procedures and checks that cover aspects such as monitoring to detect and correct any errors during drilling, prospecting, sampling and assaying, as well as data management and database integrity. This is done to ensure that the data generated are reliable and can be used in both resource estimation and prediction of recovery estimates.

According to the sampling protocol, the samples, once logged by the technical staff in charge of the campaign, are delivered from the drilling site to a secure and private facility. Analytical samples are prepared and assayed at the in-house " Pilot Plant Laboratory" located at the Nueva Victoria site and Iris sector. The protocol ensures the correct entry in the database by tracking the samples from their sampling or collection points, identifying them with an ID, and recording what has been done for the samples delivered/received. The set of procedures and instructions for traceability corresponds to a document called "Caliche AR Sample Preparation Procedure".

The company applies a quality control protocol established in the laboratory to receive caliche samples from all the areas developed according to the campaign, preparing the dispatches together with the documentation for sending the samples, preparing, and inserting the quality controls, which will be the verification of the precision and accuracy of the results. The LIMS data management system is used to randomly order the standards and duplicates in the corresponding request. By chemical species analysis, an insertion rate of standard or standard Qa/Qc samples and duplicates is established.

Regarding the treatment of the results, the following criteria are established:

⮚	Numbers of samples that are above and below the lower detection limits.

⮚	Differences of values in duplicates are evaluated. For example, when comparing duplicates of nitrate and iodine grades, a maximum difference, calculated in absolute value, of 0.4% for NaNO3 and 0.014% for iodine is accepted.

SQM TRS Pampa Orcoma	Pag. 85

⮚	For standards measured, results with a tolerance of +/- 2 standard deviations from the certified value are accepted.

⮚	In the case of any deviation, the laboratory manager reviews and requests checks of the samples, in case the duplicate or standard is out control.

⮚	As for physical characterization and leaching tests, all tests are developed in duplicate. Determination results are accepted with a difference of values in the duplicates of 2%.

Given that, as described above, the sampling method, from the different exploration and prospecting sites, as well as the preparation of the samples to prepare a composite on which the characterization tests are performed, are duly documented, as well as the quality assurance and quality controls, it is considered that the test samples are representative of the different types and styles of mineralization and of the mineral deposit as a whole. Sampling for operations control is representative of caliche as they are obtained directly from the areas being mined or scheduled for mining. The caliche analysis and characterization tests are appropriate for a good planning of operations based on a recovery estimation.

10.3	Analytical and Testing Laboratories

Pampa Orcoma's metallurgical test work program involves samples being sent to internal laboratories, located at the site. Metallurgical test work program involves samples being sent to internal laboratories that are responsible for analysis and test works:

⮚	Analysis laboratory located in Antofagasta, in charge of chemical and mineralogical analysis.

⮚	Pilot Plant Laboratory located at Iris- Nueva Victoria responsible for sample reception and physical and leaching response assays.

The following table details the available facilities and the analyses performed in each one of them.

Table 10-14. List of installations available for analysis.

The facilities available for iodine and nitrate analysis at Caliche and Iodine Laboratories (LCY) in Antofagasta have qualified by ISO-9001:2015 (certification granted by TÜV Rheinland valid 2020-2023). Although the certification is specific to iodine and nitrate grade determination, the laboratory specializes in the chemical and mineralogical analysis of mineral resources, with extensive experience in this field going back a long way. In the opinion of the authors, the quality control and analytical procedures used at the Antofagasta Caliches and Iodine laboratory are of high quality.

SQM TRS Pampa Orcoma	Pag. 86

On the other hand, it is necessary to highlight that, part of the exploration efforts are focused on the possible metallic mineralization of gold and copper found underneath the caliche. Therefore, samples are sent to analytical laboratories that are external and independent from SQM and are accredited and/or certified by the International Organization for Standardization (ISO):

⮚	Andes Analytical Assay (AAA) (ISO 9001 Certification).

⮚	ALS Global Chile (ISO/IEC 17025).

⮚	Centro de Investigación Minera y Metalúrgica (CIMM) (Accredited to International standard ISO/IEC 17025).

Regarding drill samples processing, those are segregated according to a mechanical preparation guide, which aims to provide an effective guideline of the minimum required mass and characteristic sizes for each test, seeking to optimize in the best possible way the available material. In this way, it is possible to perform the metallurgical tests of interest, ensuring their validity and reproducibility.

10.4	Test Works and Relevant Results

10.4.1	Metallurgical Recovery Estimation

Caliche characterization results are contrasted with metallurgical results to formulate relationships between elemental concentrations and recovery rates of the elements of interest or valuable elements and reagent consumption.

The relationships between reported analyses and recoveries achieved are as follows:

⮚	It is possible to establish an impact regarding recovery based on the type of salt matrix and the effect of salts in the leaching solution. With higher amounts of soluble salts, extraction is lower while higher calcium in SM results in higher extraction.

⮚	Caliches with better recovery performance tend to decant faster (speed) and compact better (cm).

⮚	The higher presence of fines hinders bed percolation, compromising the ability to leach and ultrafine that could delay irrigation or cause areas to avoid being irrigated.

⮚	The higher hydraulic conductivity or permeability coefficient, better the leachability behavior of the bed.

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For metallurgical recovery estimation, the formulated model contains the following elements:

⮚	Chemical-mineralogical composition.

⮚	Yield.

⮚	Physical characteristics: sedimentation velocity, compaction, percentage of fines and ultrafines, uniformity coefficient, and wetting.

The metallurgical analysis is focused on determining the relationships associated with these variables, since the relationships can be applied to the blocks to determine deposit results. From a chemical and yield point of view, a relationship is established between unit consumption (UC, amount of water) or total irrigation salts (salt concentration, g/L) and iodine extraction. The best subset of the regressions was used to determine the optimal linear relationships between these predictors and metallurgical results. A linear relationship between yield and total salts depending on soluble salts concentration was established. Thus, iodine and nitrate recovery equations are represented by the following formulas and Figure 10-7:

Figure 10-11. Iodine Recovery as a Function of total Salts Content Test Work with Samples from Two Different Resource Sectors to be Exploited by SQM.

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The graph of Figure 10-10 compares iodine yield results for samples from two SQM resources, TEA and Pampa Orcoma (abbreviated as ORC), as a function of total salts. The mineral samples (MS) are differentiated by their percentage soluble salt content, so that sample MS-45 (TEA), for example, corresponds to a mineral sample from the TEA sector characterized by 45% soluble salts. Following this logic, MS-45 (ORC), corresponds to a mineral sample from Pampa Orcoma, which has a soluble salt content of 45%. As can be seen, an output matrix content of 65% implies a lower recovery compared to an ore content of 45%.

From the comparative graph, it is possible to conclude that the recovery is favorable from a Soluble Salts content about than 50% and Pampa Orcoma, with a characteristic soluble salt content of 49.1% - 53.4 % on average, would give rise to iodine recoveries of 65.3% - 67.7%.

In conclusion, the metallurgical tests, as previously stated, have allowed establishing baseline relationships between caliche characteristics and recovery. In the case of iodine, a relationship is established between unit consumption and soluble salt content, while for nitrate, a relationship is established depending on the degree of nitrate, unit consumption and the salt matrix. Relationships that allow estimating the yield at industrial scale.

10.4.2	Irrigation strategy selection

In terms of physical properties, the metallurgical analysis allows to determine caliche classification as unstable, very unstable, stable and very stable, which gives rise to an irrigation strategy in the impregnation stage. As a result, a parameter impact ranking is established in caliche classification, in the order indicated below (from higher to lower impact):

1. Compaction degree (C).

2. Sedimentation velocity (S).

3. Fines and ultrafines percentage (%f; percent passing #200 ) with wetting degree (A, Alpha).

4. Uniformity degree (Cu).

The weighting establishes a value to be placed on a scale of selection depending on the type of impregnation for the highest yield (see Figure 10-11):

⮚	Scale 1.1 to 1.9; pulse ramp 70 days of irrigation with intermediate solution.

⮚	Scale 1.9 to 2.6; pulse ramp 60 days of irrigation with intermediate solution.

⮚	Scale 2.6 to 3.3; pulse ramp 50 days of irrigation with water.

⮚	Scale 3.3 to 3.9; pulse ramp 40 days of irrigation with water.

SQM TRS Pampa Orcoma	Pag. 89

Figure 10-12. Parameter Scales and Irrigation Strategy in the Impregnation Stage.

The physical tests on the Orcoma caliche and the application of the established weighting for the determined parameters, indicate that the resource disposed in leaching heaps must be treated through an impregnation stage by drip irrigation with the following scheme: Water/50 days/Slow Pulse, to then change changes to sprinkler irrigation with intermediate solution for SI/60-70 days/Slow Pulse Ramp. Thus, avoiding possible canalization of the piles and consequently, low yields.

10.4.3	Industrial Scale Yield Estimation

All the knowledge generated from the metallurgical tests carried out, is translated into the execution of a procedure for the estimation of the industrial scale performance of the pile. Heap yield estimation and irrigation strategy selection procedure is as follows:

⮚	A review of the actual heap Salt Matrix were compared to results obtained from diamond drill hole samples from the different mining polygons. The correlation factor between the two is obtained, which allows determining, from the tests applied to diamond drill hole samples, how the heap performs in a more precise way.

⮚	With the salt matrix value, a yield per exploitation polygon is estimated and then, through a percentage contribution of each polygon's material to heap construction, a heap yield is estimated.

⮚	Based on percentage physical quality results for each polygon, i.e., C m/min, compaction, % fine material, Alpha, #-200, an irrigation strategy is selected for each heap.

The methodology indicated and summarized in the previous steps, has been developed exclusively by SQM throughout the time of development of assays and operation of piles in other operations such as Nueva Victoria. This methodology will be applied to future exploitation resources such as Pampa Orcoma. To exemplify the application to the industrial scale yield estimation of piles, which will be carried out at Pampa Orcoma, the following is the treatment of the pile and the annual yield estimation at another property of the company.

SQM TRS Pampa Orcoma	Pag. 90

For example, for Pile 583, the physical test showed that the pile tends to generate mud in the crown and was instable. A 60-day wetting was recommended to avoid generating turbidity. The recommendation was to irrigate at design rate.

The real composition for Pile 583, determined by the diamond drilling campaign by polygon is shown in the Table 10-16 in which some differences can be observed.

Table 10-15. Comparison of the Composition Determined for the 583 Heap Leaching Pile in Operation at Nueva Victoria.

Through the established methodology, composition and physical properties, the resulting 583 pile yield estimate is 54,5%. The estimation scheme is as shown in Figure 10- .

Figure 10-13. Irrigation strategy selection

Following the example and in relation to the observed yield values contrasted with the values predicted by the model, the following graphs shows the annual yield of Nueva Victoria plant, both for iodine and nitrate, for the period 2008-2020.

The annual industrial throughput values with the values predicted by the model are shown in the Figure 10-10 in which a good degree of correlation is observed.

SQM TRS Pampa Orcoma	Pag. 91

The annual industrial throughput values with the values predicted by the model are shown in the following figures and in which a good degree of correlation is observed.

Figure 10-14. Nitrate and Iodine Yield Estimation and Industrial Correlation for the period 2008-2022.

Correlation of Industrial Nitrate Yield
(CU,SSolubles ,% NaNO3)
Nitrate yield model
Nitrate Yield (annual industrial yield)
y = 0,8389x + 0,0936
R² = 0,8389
80%
70%
60%
50%
40%
30%
20%
10%
0%
0
0,1
0,2
0,3
0,4
0,5
0,6
0,7
0,8

Correlation of Industrial Iodine Yield
(Cu, Soluble Salts)
Iodine yield model
Iodine Yield (annual industrial yield)
y = 0,5274x + 0,3219
R² = 0,5274
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0
0,2
0,4
0,6
0,8
1

SQM TRS Pampa Orcoma	Pag. 92

In Figure 10-13 shows a good degree of correlation between the annual industrial yield values and the values predicted by the model.

In view of the results and the knowledge, which allows a good estimate of the yield, both for nitrate and iodine, that has been applied by the company to other resources, it is possible to state that:

⮚	Pampa Orcoma ore is amenable to treatment by separation and recovery methods established in the project and otherwise applied for quite some time by the company.

⮚	Given the characteristics of the mineral in its composition of soluble salts, a higher iodine recovery will be obtained compared to other resources treated by the company, complying with the industrial plans committed.

Table 10-16. Comparison of Industrial Yield with the Values Predicted by the Model.

SQM TRS Pampa Orcoma	Pag. 93

Complementary analysis has been carried out on the yield results, establishing that the CU is the determining factor for the increase in yield. The yield improvement is because there is an increase in the dissolution of salts due to the availability of more fresh water in the leaching process, reaching values of 70%. That is historically reflected in the years 2014 to 2017, for an average salt matrix material of 54.7%. The unit consumption for that period was in the range of 0.54-0.60 m3/ton, resulting in yields of 73-77%. This is graphically reflected in Figure 10-14, which correlates the degree of salt dissolution and the yield achieved:

Figure 10-15. Nitrate and Iodine Yield Extraction and Dissolutions of Salts.

Consequently, an increase in prill iodine production will be possible by making improvements at the operational level of the irrigation solutions, so that the replacement of recirculated water by fresh seawater in the process occurs. From the graph it is possible to infer that a salt dilution in the range of 50-60% would give way to a real increase in iodine yield of 60-70% by the exchange of seawater in the irrigation.

Figure 10-16. Nitrate and Iodine Yield Extraction and Unit Consumption.

SQM TRS Pampa Orcoma	Pag. 94

From the graph it can be inferred the unit consumption in the range of 0.45-0.55- m3/t would lead to a real increase in Iodine Yield of 64-75%

10.5	Significant Risk Factors

In this area, the impact factors in the processing or elements detrimental to recovery or the quality of the product obtained are the potentially harmful elements present. Those related to the raw material are insoluble materials and other elements such as magnesium and perchlorate. In this regard, this report has provided information on tests carried out on the process input and output flows, such as brine and finished products of iodine, potassium nitrate, and sodium nitrate, for these elements, thus showing the company's constant concern to improve the operation and obtain the best product.

Plant control systems analyze factor grades and ensure that they are below threshold values and will not affect the concentration of valuable species in the brine or plant performance. Consequently, any processing factors or deleterious elements that may have a significant impact on economic extraction potential are controlled.

Along with the above, the company is also interested in developing or incorporating a new stage, process, and/or technology that can mitigate the impact of some factor, so far controlled, which gives way to additional and constant work to determine this in a framework of continuous improvement of the processes.

SQM TRS Pampa Orcoma	Pag. 95

10.6	Qualified Person´s Opinion

Gino Slanzi Guerra, QP responsible for the metallurgy and processing of the resource, declares that the metallurgical test work developed to date has been adequate to establish the appropriate processing routes for the caliche resource:

⮚	The metallurgical test work completed to date has been adequate to establish appropriate processing routes for the caliche resource.

⮚	The samples used to generate the metallurgical data have been representative and support estimates of future throughput.

⮚	The data derived from test work activities described above are adequate for estimating recovery from mineral resources.

⮚	From the information reviewed, no processing factors or deleterious elements were verified which could significantly affect the economic extraction potential projected for the project. This is based on the fact that the mineral body that supports it corresponds in composition and chemical-metallurgical responses similar to typical caliche deposits, in which the company has extensive historical know-how and a body of professionals with extensive experience, with finished and successful knowledge regarding the search and solution of operational problems. This aspect was recognized in field visits where this characteristic was confirmed in all the plants visited.

⮚	The metallurgical test data for the resources to be processed in the production plan projected to 2040 indicate that the recovery methods are adequate.

In addition, it is necessary to highlight that the research and development team has demonstrated significant progress in the development of new processes and products to maximize the returns obtained from the resources they exploit. An example of this is that, since 2002, SQM nitrates have sought options to expand and improve iodine production by initiating a test plan for an oxidative treatment of the concentrate. Trials demonstrated that it is possible to dispense without the flotation stage, that the process of obtaining iodine with oxidative treatment works well, and that it is economically viable and less costly to build and operate than the conventional process with the flotation stage. In this sense, continuous tests were completed in the pilot plant with different iodine brines from different resources to confirm these results.

The research is developed by three different units, which adequately cover the characterization of raw materials, traceability of operations, and finished product, covering topics such as chemical process design, phase chemistry, chemical analysis methodologies, and physical properties of finished products.

SQM TRS Pampa Orcoma	Pag. 96

11	Mineral Resource Estimate

11.1	Key Assumptions, Parameters and Methods

Iodine and nitrate Mineral Resources were estimated based on lithologies and iodine and nitrate grades, from the 200 x 200 m drill hole grid, comprising “PO” and “O” drill holes. The Mineral Resource is classified as indicated, to Sectors with a drill hole spacing grid of 200 x 200 m were estimated with a full 3D block model using Inverse Distance Weighted (IDW) which contains variables, such as Iodine, Nitrate, soluble salts, geology, geotechnics, topography, etc. The 100T drill hole grid currently in process of evaluation, will potentially allow for a future upgrading of the Indicated Mineral Resource to the Measured category. The diamond drilling campaign currently in process, will provide a comparison of caliche depths and iodine and nitrate grades with respect to the Mineral Resources estimated using the 200 x 200 m grid data.

The Indicated Mineral Resource was estimated considering a nitrate cut - off grade of 3,0% and iodine grade of 300 ppm, by means of the following steps:

Calculation of drill hole average iodine and nitrate grades: To obtain a representative database of single values of iodine and nitrate grades for each drill hole, grades were analyzed for each 0.5 m section of the drill hole underlaying the overburden unit. Vertical continuity of mineralization was evaluated by identifying drill hole sections with iodine grades that followed a set of criteria in relation to the cut-off grade. By identifying the bottom of the mineralized zone in each drill hole, an average iodine and nitrate grade was calculated considering the grades of each selected section of the drill hole.

Calculation of caliche Mineral Resources: A database was generated containing overburden and caliche thickness, and average iodine and nitrate grades for each drill hole. Using this database, Mineral Resources were estimated with a 3D block model using Inverse Distance Weighted (IDW)

11.2	Cut-off Grades

This sub-section contains forward-looking information related to establishing the prospects of economic extraction for Mineral Resources for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including cut-off grade assumptions, costing forecasts and product pricing forecasts.

The cut-off grade was established by SQM at 3.0% for Nitrate and 300 ppm for Iodine.

SQM TRS Pampa Orcoma	Pag. 97

11.3	Mineral Resource Classification

This sub-section contains forward-looking information related to Mineral Resource classification for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including geological and grade continuity analysis and assumptions.

Caliche mineralization is of sedimentary origin and arises from a depositional formation process, which in the sub-horizontal geomorphology of the pampa forms a deposit with high horizontal continuity (greater than 5 km) and limited thickness and depth (less than 8 m in general). The horizontal continuity of caliche mineralization exceeds that of porphyry copper, epithermal or IOCG-type metalliferous deposits.

The Mineral Resource classification defined by SQM is based on drill hole spacing grid as a reflection of confidence of geological continuity:

⮚	Measured Mineral Resources: Sectors with a Block Model, with a drill hole spacing grid of 50 x 50 m or 100T were estimated with a full 3D block model using Ordinary kriging, which contains variables, such as Iodine, Nitrate, soluble salts, geology, geotechnics, topography, etc.

⮚	Indicated Mineral Resources: Sectors with a Block Model; with a drill hole spacing grid of 100 x 100 m and 200 x 200 m were estimated with a full 3D block model using Inverse Distance Weighted (IDW) which contains variables, such as Iodine, Nitrate, soluble salts, geology, geotechnics, topography, etc.

⮚	Inferred Mineral Resources: Sectors with a drill hole spacing grid greater than 200 x 200 m up to 400 x 400m were estimated in 2D using the Polygon Method. This Inferred Resources do not have block model. the output are polygons which are then transformed to tonnage by multiplying by the area, thickness and density.

It is the QP’s opinion that these analyses show that the selected drill hole grids for Indicated Mineral Resources in Pampa Orcoma are adequate considering the high level of continuity of both grade and mantle thickness, and the type of mineralization.

11.4	Mineral Resource Estimate

This sub-section contains forward-looking information related to Mineral Resource estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction.

SQM TRS Pampa Orcoma	Pag. 98

Table 11-2 summarizes the Mineral Resource estimate, exclusive of Mineral Reserves, for iodine and nitrate in Pampa Orcoma.

Mineral Resources are reported in-situ and are exclusive of Mineral Reserves (Section 12).

Table 11-1. Mineral Resource Estimate, Exclusive of Mineral Reserves (Effective December 31, 2022)

Notes:

a.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.

b.	Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported LOM was subtracted from the Mineral Resource inclusive of Mineral Reserves.

c.	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

d.	The units “Mt” and “ppm” refers to million tons and parts per million respectively.

e.	The Mineral Resource estimate considers a nitrate cut-off grade of 3.0% , based on accumulated cut-off nitrate grades and operational average grades, as well as the cost and medium and long term prices forecast for prilled iodine production (Section 16).

f.	Marta Aguilera is the QP responsible for the Mineral Resources.

g.	As the mineral resources estimation process is reviewed and improved each year, mineral resources could change in terms of geometry, tonnage or grades.

11.5	Qualified Person’s Opinion

It is the QP’s opinion that the drill hole data collected by SQM in Pampa Orcoma is sufficient to characterize iodine and nitrate grades, as well as mineralized thickness throughout the project area.

Estimations have been verified independently, with minor differences that have no material implications on Indicated Mineral Resource estimates.

Additional diamond drilling currently in progress, is being completed on tighter spaced grids than that used for the current estimates; this infill drilling has the potential to upgrade the Mineral Resource categorization to the Measured category.

SQM TRS Pampa Orcoma	Pag. 99

12	Mineral Reserve Estimate

12.1	Estimation Methods, Parameters and Methods

This sub-section contains forward-looking information related to the key assumptions, parameters and methods for the Mineral Reserve estimates for the Project. The materials factors that could cause actual results to differ materially from the conclusion, estimates, designs, forecast or projection in the forward-looking include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tons and grade and mine design parameters.

Indicated Resources are defined by drill hole spacing greater than 100 x 100 m and up to 200 x 200 m .

The Indicated Resources are evaluated from 3D block model by Inverse Distance Weighted (IDW) interpolation technique and defined by drill hole spacing of 100x100 m and 200x200 m, are stated as Probable Reserves using the same criteria for mineral reserves, caliche and overload thickness, waste/mineral rates and Nitrate cut-off grade.

Mineral Reserves estimates are based on sample grades obtained from drill holes executed with reverse air drilling rigs in 200x200 m, 100x100 m, 100 T m (100 x 50 m) and 50x50 m grid spacing.

Measured Resources are evaluated from 3D blocks built by numerical interpolation techniques (Ordinary Kriging ), where nitrate, iodine and soluble salt content information available from data obtained in drill hole grids with a spacing equal to or less than 70 m (100T and 50 x 50 m).

Indicated Resources are evaluated from 3D blocks built by Inverse Distance Weighted (IDW) interpolation technique and defined by drill hole spacing of 100x100 m and 200x200 m.

For Pampa Orcoma project, advises to use a factor conversion of 0,90 for Iodine and 0,85 for Nitrate for Probable Reserves evaluated from Indicated Resource.

Mineral Reserves considers SQM's criteria for the mining plan which includes to the following:

⮚	Caliche Thickness ≥ 2.0 m

⮚	Overload thickness ≤ 1.0 m

⮚	Waste / Mineral Ratio ≤ 0.5

⮚	Nitrate 3.0 % cut-off grade.

Mine planning is defined by sequential yearly mining phases (Figure 12-1), extracting material from zones categorized as resources before construction of infrastructure. This material is stockpiled for processing when mining operations begin, such that the resources in areas covered by infrastructure can be mined.

SQM TRS Pampa Orcoma	Pag. 100

The estimate is done by considering portions of the resource polygons inside of the project area with environmental approval for mining operations. Therefore, reserves are also calculated for polygons strictly within the environmentally approved area of the project area, as those outside of the approved limits will require a modification of the approved area. Considering the area for which the permit applies, the mining plan is justified until the year 2040 (Section 13), while incorporating the surrounding area will be possible as long as the environmental authorization currently under execution for the project’s expansion is obtained within the required timeframe for the operation and in the projected manner required (Chapter 17.1).

12.2	Cut-off Grade

SQM´s has historically used an operational cut-off grade of 300 ppm of iodine; for this year´s report has been used operational cut-off grade of 3.0% of Nitrate. The QP has reviewed the cut-off and agrees that at cut-off of 3.0% nitrate is conservative and will more than pay all mining cost and iodine production cost. Additional nitrate production profits will enhance the economics, and that the nitrate cut-off is appropriate for operations.

12.2.1	Classification Criteria

This sub-section contains forward-looking information related to the key assumptions, parameters and methods for the Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tons and grade and mine design parameters.

Mineral Reserves were all categorized as Probable, as they are based on Indicated Resources whose nitrate and iodine grades are diluted by modifying factors. With such considerations, nitrate and iodine reserves are estimated as having the same tonnage as the calculated resources, but lower average grades.

When considering a dense recategorized drill hole grid, such as the 100T grid currently in process, reserve estimates will be estimated in the future through use of a block model generated from interpolation of drill hole samples, allowing for estimation of Proven Reserves.

SQM TRS Pampa Orcoma	Pag. 101

Figure 12-1. Mining Phases and Infrastructure in Pampa Orcoma

395000
400000
405000
7805000
7800000
7795000
7790000
N
09
06
05
08
04
07
03
10
03
02
01
0
1.25
2.5
5
Km
1:80.000
Coordinate System: WGS 1984 UTM Zone 19S
Legend
Orcoma project
Mining phase
Infrastructure
N
Mining phase numbering
Iodine grades (ppm)
< 300
300 - 350
350 - 400
400 - 450
> 450

SQM TRS Pampa Orcoma	Pag. 102

12.3	Mineral Reserve Estimate

This sub-section contains forward-looking information related to Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tons and grade, modifying factors including mining and recovery factors, production rate and schedule, mining equipment productivity, commodity market and prices and projected operating and capital costs.

Table 12-2 summarizes the reserve estimate exclusive of mineral resources for iodine and nitrate in Pampa Orcoma. Estimates are shown for the area with actual environmental permits, as described in Section 12.1. Reserves with environmental permit represent a 93% of total resources. Mineral Reserve are reported as in-situ ore (caliche).

Table 12-1. Mineral Reserve Statement for Pampa Orcoma (Effective December 31, 2022)

Notes:

(a)	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

(b)	The units “Mt” and “ppm” refer to million tons and parts per million respectively.

(c)	The Mineral Reserve estimate considers a nitrate cut-off grade of 3.0% and, based on accumulated cut-off grades and operational average grades, as well as the cost and medium- and long-term prices forecast of generating iodine (Sections 11, 16 and 19).

(d)	Modifying factors based on Inverse Distance Weighted (IDW) estimation, are applied to nitrate and iodine grades, the factors applied to nitrate and iodine grades are 0.85 and 0.9, respectively.

(e)	Mineral Resources in the area without an environmental permit are estimated at 18 Mt.

(f)	Mineral Reserves are reported as in-situ ore

(g)	Marta Aguilera is the QP responsible for the Mineral Reserves.

(h)	The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.

SQM TRS Pampa Orcoma	Pag. 103

12.4	Qualified Person’s Opinion

Mineral Resource calculations are the basis for Mineral Reserves estimation, accounting for dilution of iodine and sodium nitrate grades through modifying factors. Calculations have been verified independently, reporting reserve values for approved and pending environmental area permits, with minor differences that have no material implications on Probable Reserve estimations.

Diamond drilling and recategorization of drill hole grids currently in process, have the potential to upgrade reserve classification to Proven. It is recommended to re-estimate Pampa Orcoma’s reserves when resources are calculated for the recategorized grid.

SQM TRS Pampa Orcoma	Pag. 104

13	Mining Methods

SQM has a Mining Plan covering mining year 2024 to 2040. The exploitation sectors have environmental license approved by the Chilean authorities; the total tonnage and average Iodine and Nitrate grades are coincident with Mineral Reserves declared; the total volume of mineral ore (caliche) is economically mineable and the production of prilled Iodine and Brine Nitrate Concentrate (Brine Nitrate) set by SQM is attainable, considering the dilution and recovery coefficients for mining, leaching, and plants/ponds treatments. Besides, has been evaluated the cut-off for Nitrate grade given the unit costs for Iodine and Brine Nitrate production and the price sales for prilled Iodine and internal price por Brine Nitrate established at the economic analysis (Section 18).

SQM intends to utilize surface area mining methods for Pampa's future mining operation, consistent with methods currently used by SQM in its traditional caliche mining operations. Unit operations include land preparation (removal of soil and overburden), surface extraction of ore (caliche), and loading and transport of ore for the construction of leaching heaps to obtain solutions (fresh brine) enriched in iodine and nitrates. Mineralization is stratified, sub-horizontal, superficial and averages 3.5 m in thickness.

The mineral extraction process is conditioned by the tabular and superficial disposition of the geological formations that contain the mineral resource (caliches). Chile's competent mining authorities, The National Mining and Geological Service (SERNAGEOMIN) have approved this mining process.

Usually, the mining operation corresponds to quarries of a few meters thick (exploitation in only one continuous bench of up to 4.5 m high -overburden + caliche) where the mineral is extracted using the traditional method (drilling and blasting) and continuous miner (Terrain Leveler Surface Excavation Machine [SEM]).

The mineral is loaded by front loaders and/or shovels and transported to the leaching heaps (run-of-mine [ROM] material heaps, or ROM heaps) by rigid hopper mining trucks.

This initial concentration process involves in-situ leaching using heaps (leach pad) that are irrigated by drip/spray to obtain a solution enriched in iodine and nitrate that is sent to the treatment plants to obtain the final products.

13.1	Geotechnical and Hydrological Models, and Other Parameters Relevant to Mine Designs and Plans

This sub-section contains forward-looking information related to mine design for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section.

Pampa Orcoma mining is superficial, and it is necessary to remove a surface layer of waste material (soil + overburden) up to 1.0 m thick (sandstone, breccia, and anhydrite crusts), which is removed. The ore (caliche) is then extracted, which has a thickness of 1.5 m to 6.0 m (average of 3.5 m). Therefore, the mining face has a maximum height of 6 m once the soil and overburden have been removed. The minimal depth of operations and geotechnical characteristics of caliche (Polymictic Sedimentary Breccia) allow mining with a near vertical slope, achieving maximum efficiency in the use of the mining resources.

SQM TRS Pampa Orcoma	Pag. 105

The single bench mining conditions do not require a physical stability analysis of the mining advancement front. Therefore, no specific geotechnical works are required in this mining operation (1 single final bench of about 4.70 m average height 1.5 m of soil+overburden and 3.2 m of caliche).

The mining operation uses two techniques for fragmentation of waste and ore, namely drilling and blasting and continuous surface mining. The choice of the method to be used in each sector depends on the hardness of the caliche to be excavated and the proximity to infrastructure where blasting damage risk is assessed as possible.

The extracted mineral (caliche) is stockpiled in heaps, where it is leached with water to extract the target components (iodine and nitrates). These heaps have a general slope of 28º (two benches of 6 to 7.5 m in thickness with a wide berm of 12 m.) SQM executed stability analyses in the leach heaps that it exploits in the Nueva Victoria mine to verify the physical stability of these mining structures in the long term and in adverse conditions (maximum credible earthquake)1, concluding that:

⮚	The slopes of the analyzed heaps are stable against landslides.

⮚	None of the piles will require slope profiling treatment after closure.

SQM executed a DDH drilling campaign and trenches in the first quarter of 2021 that has confirmed the presence of "semi-soft" caliches in the first 2.5 to 3.0 meters (semi-soft ore), which correspond mainly to anhydrite in the crust, sandstones, and mineralized medium breccias. Under this "semi-soft" unit there are thick breccias with clasts contents > 35% with an increase in their diameter (5- 10 cm), and this unit grades in-depth to conglomerates.

Also, the low concentration of soluble salts is confirmed compared to other reservoirs such as TEA.

SQM TRS Pampa Orcoma	Pag. 106

13.2	Production Rates, Expected Mine Life, Mining Unit Dimensions, and Mining Dilution and Recovery Factors

Pampa Orcoma's Mining Plan considers caliche extraction at a nominal rate of 20 Mtpy. Therefore for 2024 to 2040, a total extraction of 287.4 Mt of caliche with an average grade of 408 ppm iodine and 6.7% nitrates is projected as shown in Table 13-1.

The mining zone extends over a large area of 2,400 ha and the mining is organized by mining areas of 25 x 25 m, that verify the following requirements:

● Caliche Thickness ≥ 2.0 m

● Overburden Thickness ≤ 1.0 m

● Stripping Ratio (waste / ore) [weight/weight] ≤ 1.0

● Nitrate operational cut-off grade 3.0%.

The mining sequence is defined considering the productive thickness data established for the caliche from the geological investigations carried out, the areas where there are mining permits, the distances to the treatment plants, and avoiding the loss of ore under areas where the installation of infrastructure (pile bases, pipes, roads, channels, trunk lines, etc.) is planned. So, before these elements are installed, the mineral is extracted in the areas where these infrastructures are planned to be located.

Therefore, mineral (caliche) to be extracted in its entirety, verifying the exploitation conditions established, and is located in the environmentally authorized areas, in other words, in Pampa Orcoma the total declared mining reserves will be mined since the rest of the modifying factors, that could affect the mining process, do not limit the production of mineral (extraction, loading, and transport to the heaps leaching).

During caliche extraction, SQM minimizes the processes that cause a dilution of nitrate and iodine grade into the ore mass to accumulate in the heap leaching, controlling the floor of the mining area (25x25 m), at the target depth, by a global positioning system (GPS).

It is estimated a grade dilution of less than 2.5% (±10 ppm of iodine) due to the mining system used. In the exploitation process of the caliche, being low mineralized thicknesses (< 5.0m), there is a double effect on the floor of the mineralized mantle resulting from the blasting process; obtaining sectors with the inclusion of underlying and in other cases generation of overburden. Both effects tend to compensate, so the dilution effect or loss of grade is minor or negligible (± 10 ppm). The control of this effect is controlled with GPS that the loading equipment has, plus the topographic control of floors. Once this condition is identified, a geological review is carried out to determine if the overburdened floors are recoverable or not. Due to this review methodology, mineral polygon exploitation is optimized and reduces the impact of the loading of the material underneath the heaps. Underlying and floor volume is negligible about the caliche mined.

SQM TRS Pampa Orcoma	Pag. 107

Table 13-1. Mining Plan for Pampa Orcoma project (2024-2040)

MATERIAL MOVEMENT	UNITS	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	TOTAL
Orcoma Ore Tonnage	Mt	0	2.1	8.4	8.4	8.4	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	287.4
Average grade Iodine in Situ	ppm	0	412	415	405	405	400	401	410	401	408	409	414	410	413	409	410	410	410	408
Iodine (I2) in situ	kt	0.0	0.9	3.5	3.4	3.4	8.0	8.0	8.2	8.0	8.2	8.2	8.3	8.2	8.3	8.2	8.2	8.2	8.2	117.3
Yield process to produce prilled Iodine	%	0.0%	67.7%	68.9%	67.0%	65.6%	68.5%	66.8%	65.3%	67.9%	68.1%	67.7%	67.5%	68.3%	67.5%	68.2%	68.0%	68.3%	68.0%	67.7%
Prilled Iodine produced	kt	0.0	0.6	2.4	2.3	2.2	5.5	5.4	5.4	5.4	5.6	5.5	5.6	5.6	5.6	5.6	5.6	5.6	5.6	79.4
Average grade Nitrate in Situ	%	0%	6.0%	6.1%	6.5%	6.4%	6.5%	6.8%	6.1%	6.6%	6.7%	6.7%	6.8%	6.6%	6.8%	6.9%	6.7%	6.9%	6.8%	6.7%
Nitrate Salts in situ	kt	0	127	515	549	540	1,304	1,360	1,221	1,320	1,331	1,347	1,364	1,327	1,359	1,380	1,337	1,380	1,360	19,120
Yield process to produce Nitrates	%	0.0%	59.6%	59.3%	58.8%	59.3%	57.4%	57.3%	59.1%	57.4%	57.3%	57.3%	57.3%	57.3%	57.3%	56.9%	57.3%	56.8%	57.1%	57.5%
Nitrate production from Leaching	kt	0	76	306	322	320	748	780	721	758	763	772	781	761	778	785	766	784	777	10,998
Ponds Yield to produce Nitrates Salts	%	0.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%
Nitrate Salts for Fertilizers	kt	0	0	0	49	199	210	208	486	507	469	493	496	502	507	494	506	510	498	6,134

SQM TRS Pampa Orcoma	Pag. 108

However, in the mining processes, SQM considers an efficiency close to 90%, including material losses due to modifying factors and those inherent to the mining process, as well as mineral dilution processes.

Based on these mining process yields; the expected heap leach load is a total of 117 kt of iodine (18.9 Tpd of iodine) and 19,120 kt of nitrate salts (2,062 tpd of nitrates). For a load of 0.86 Mt of ROM or continuous miner caliche in leach pads, there is an average load of 226 t of iodine and 10,206 t of nitrate salts per heap pad (SQM mining plan 2024-2040 period).

The processes of extraction, loading, and transport of the mineral (caliche) are as follows:

⮚	Removal of the surface layer and overburden (between 0.50 to 1.0 m thick) deposited in nearby sectors already mined or without ore.

⮚	Caliche extraction, up to a maximum depth of 6 meters, using explosives (drill & blast) or surface excavator (Terrain Leveler Surface Excavation Machine -SEM- type CM).Continuous mining permits exploitation of areas that are close to infrastructure that can be damaged by blasting, to extract softer caliche zones, and to obtain a more homogeneous granulometry of the extracted mineral, which generates better recovery rates in the iodine and nitrate leaching process. Additionally, it generates less dust emission than the drill & blast system. Miner decision-making concerning drill & blast is based on simple compressive strength parameters of the rock (up to 35 MPa), to limit the abrasiveness of the material to be mined, and the presence of clasts in the caliche. The higher proportion of semi-soft to soft material in Pampa Orcoma (70-80%) favors the use of the continuous miner.

The 2024 to 2030 Mining Plan includes an annual production of 8.4 to 20 Mt of fresh caliche (408 ppm iodine, 6.7% NaNO3, and 47.5% SS, in average) (Table 13-1).

⮚	Caliche charge, using front loaders and/or shovels.

⮚	Transport of the mineral to heap leaching, using mining trucks (rigid hopper) of high tonnage (100 to 150 t).

Caliche charge, using front loaders and/or shovels. Heap leaching facilities consist of 1 Mt, with heights ranging from 7 m to 15 m and a crown area of 65,000 square meters (m²).

In heap leaching, we operate with run of mine (ROM) material, which is material directly from the mine, coming from the start-up process with traditional methods (drilling and blasting), loading, and transport, where it is possible to find particles ranging in size from millimeters to 1 m in diameter.

Heap construction process involves several stages (Figure 13-1):

Site preparation (soil removal by tractor) and construction of heap base and perimeter berms to facilitate the collection of the enriched solutions.

SQM TRS Pampa Orcoma	Pag. 109

Heap base has an area of 84,000 m² and a maximum cross slope of 2.5% (to facilitate drainage of iodine and nitrate enriched solutions).

Construction material for heap base (0.40 m thick) comes from waste rock (30,000 tons of barren per heap) and is compacted with a roller to 95% of Normal Proctor (moisture and/or density are not tested in-situ). An HDPE waterproof geomembrane is placed on top of the base layer. To protect the geomembrane, a 0.5 m thick layer of barren material is placed (to avoid puncturing the sheet by the ROM/MC fragments stored in the heap).

Figure 13-1. Pad Construction and morphology in Caliche Mines

⮚	Heap loading using high tonnage trucks (100 t to 150 t).

⮚	The impregnation process consists of an initial wetting of a heap with industrial water, in alternating cycles of irrigation and rest, for 55 days. During this stage, the pile begins its initial solution drainage (brine).

Pampa Orcoma's heap treatment process will be like the one applied by SQM at Nueva Victoria, although the standard impregnation stage (dripper/water/50 days/slow ramp) will be changed to (sprinkler/Intermediate Brine/60-70 days/slow pulse ramp).

⮚	Continuous irrigation until leaching cycle is completed, considering the following stages: o Irrigation with Intermediate Brine: stage in which drained solutions are irrigated by the oldest half of the heaps in the system. It lasts up to 190 days.

o Mixing: irrigation stage composed of a mixture of recirculated Brine Feeble and water. The drainage from these piles is considered SI and is used to irrigate other heaps. This stage lasts about 120 days.

o Washing: last stage of a pile's life, with final water irrigation of water, for approximately 60 days.

Approximately 400 to 430 days is the total duration of each heap cycle, and in that time, the height of the heap decreases by 15%-20%.

SQM TRS Pampa Orcoma	Pag. 110

The irrigation system applied to the heaps is a mixed system, which means that both drippers and sprinklers are used. In the case of drippers, an alternative is to cover the heap with a plastic sheet or blanket to reduce evaporation losses and improve the efficiency of the irrigation system.

The leaching solutions are collected by gravity via ditches, which will lead the liquids to a sump where they will be recirculated to the Brine reception and accumulation ponds using a portable pump and piping.

Once a heap is no longer in operation, the tailings can be used for the construction of the base of other heaps or remain in place (depleted heaps).

In the heap leaching processes, total water demand of 130-355 L/s (470-1,250 m³/h) is required. Considering heap leach yields expected (70.4% for iodide and 53.4% for nitrates the high rate of water for heap leaching irrigation 0.51 m³/ton and the minor concentration of Total Soluble Salts allow to reach a high yield in heap leaching process), it is obtained that the enriched solution flow (brine flow), from the heap leach to the concentration plants, would be 906 m³/h in average, which means a hydraulic efficiency near of 80%. These solutions will be processed in the Iodide and Iodine plants to be built as part of the Pampa Orcoma Project and the nitrate treatment ponds to process up to 2,500 tpa). The average unit water consumption is 0.51 m³/ton.

With these yields, for the 2024-2040 Mining Plan, the iodine heap production will be 117 kt (14.3 tpd) and 19,120 kt for nitrate salts (2,474 tpd).

Heap leaching process performance constraints correspond to the amount of water available, slope shaping (slopes cannot be irrigated), re-impregnation, and the errors associated with the resource/reserve model, the latter factor being the most influential in the deviations between the annual target production and the realized production. These deviations usually reach 5% for iodine and 10% for nitrate.

Other mining facilities besides heaps are the solution ponds (brine, blending, intermediate solution -SI) and the water and back-up ponds (brine and intermediate solution). These ponds will have pump systems, whose function is to propel the industrial water, Brine Feble, and Intermediate Solution to the heap leach through High-density Polyethylene (HDPE) pipes to extract the maximum amount of iodine and nitrate from the caliche in the heaps.

From the brine pond, through HPDE pipes, the enriched solutions are sent to the iodide plants.

In addition to the general service facilities for site personnel to include offices, restrooms, maintenance, and truck washing shed, change rooms, dining rooms (fixed or mobile), warehouses, drinking water plant (reverse osmosis), and/or drinking water storage tank, wastewater treatment plant and transformers.

13.3	Requirements for Stripping, and Backfilling

The initial ground preparation work involves digging a surface layer of soil-type material (50 cm average thickness) and the overburden or sterile material above the ore (caliche) that reaches average thicknesses of between 50 cm to 100 cm.

SQM TRS Pampa Orcoma	Pag. 111

This work is executed by bulldozer-type tracked tractors and wheel dozer-type wheeled tractors.

Caliche extraction is executed using explosives and/or surface excavator (tractor with cutting drum) to a maximum depth of 6 m (3.2 m average and 1.5 m minimum exploitable thickness).

Blasting will proceed considering an intact rock density of 2.1 t/m³, with an explosives load factor of 365 grams per ton (g/t) (load factor of 0.767 kg/m³ of caliche blasted).

Figure 13-2. Typical Blast in Caliche Mine

SQM has two Vermeer T1655 and 1 Virgin; series equipment with a rotating drum and crawler tracks. Each unit can produce 3 Mtpy. It also has SEM-Wirtgen 2500SM Series equipment (Figure 13-6), with a different cutting design to Vermeer equipment, with crawler tracks and able to work with a conveyor belt stacking or loading material directly to a truck.

Figure 13-3. Terrain Leveler and SME equipment (Vermeer)

SQM TRS Pampa Orcoma	Pag. 112

Pampa Orcoma's unit mine production cost is set at 2.32 USD/ton of caliche mined, including heap leach drainage construction.

The production costs of solutions enriched in iodine and nitrates (heap leach) are set at 1.70 USD/ton of caliche mined.

13.4	Required Mining Equipment Fleet and Personnel

This sub-section contains forward-looking information related to equipment selection for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including labor and equipment availability and productivity.

SQM will have at its disposal at the Pampa Orcoma mine equipment similar to that currently used at Nueva Victoria mine, where it operates at annual production targets (44 Mt), but adapted to Pampa Orcoma's annual caliche production (8.4 Mtpy ramping to 20 Mtpy in year four).

SQM will have at its disposal the necessary equipment to reach the required caliche production, to mine and build the heaps, and to obtain the enriched liquors that are sent to the treatment plants to obtain iodine and nitrate as final products (Table 13-2):

⮚	Front loader and shovels.

⮚	Equipment with cutting drum

⮚	Trucks

⮚	Bulldozer and Whelldozer

⮚	Drillers

⮚	Motor grader, roller, and excavators

Table 13-2. Mining Equipment for mining process – Pampa Orcoma project (20 Mtpy)

SQM TRS Pampa Orcoma	Pag. 113

In addition, Pampa Orcoma's mining operation will employ a team of 155 professionals for mining and heap leach operation.

It is also planned that a total of 45 professionals for the maintenance of the leaching heaps and ponds will be employed.

13.5	Map of the Final Mine Outline

SQM operates its caliche operations concerning an initial topography of the terrain concerning which, using topography and continuous control of the mining operations, the removal of soil and overburden (total thickness of 1.0 m on average at Pampa Orcoma) and the extraction of caliche (3.50 m average thickness) proceed.

The reduced magnitude of the excavations (5.0 m average) concerning the surface involved (120 to 300 hectares per year [ha/y], around 46 km² in total for the Mining Plan 2024-2040), does not allow a correct visualization of a topographic map of the final situation of the mine. The caliche production data for the LOM of 2024 to 2040 implies a total production of 287.4 Mt, with average grades of 408 ppm iodine and 6.8% nitrates.

Given mining and leaching production factors, total production of 83.0 kt of Iodine and 10,206 kt of Nitrate salts is expected for this period (2024-2040), which implies producing enriched leachates with average contents of 5.1 thousand tons per day (ktpd) of Iodine and 889 thousand tons per annum (Ktpy) of nitrate salts that would be sent to the processing plants.

Table 13-3. Mine and Pad Leaching Production for Pampa Orcoma Mine 2024-2040

LOM 2024 - 2030	Caliches ore	Percentage	Iodine	Nitrate
Production (kt)	287.4
Average grades (iodine ppm/Nitrate ppm)			408	6.7%
In-situ estimates (kt)			117	19,120
Traditional mining (kt)	86.2	30%
Continuous mining (kt)	201.2	70%
Heap Leach ROM recovery from traditional mining			64.62%	53.34%
Heap Leach ROM recovery from traditional mining heaps (kt)			23	3,060
Heap Leach recovery from continuous mining			76.62%	59.34%
Heap production ROM continuous mining (kt)			53	7,139
TOTAL Heap Leach production (kt)			76	10,199
TOTAL Heap Leach production (tpd)			13.0	1,746
TOTAL Heap Leach production (ktpa)			5	637
Heap Leaching recovery coefficient			73.0%	57.5%
Recovery Average Coefficient for Iodine complete process			67.7%
Recovery Average Coefficient for Nitrate Salts process				37%
Total industrial plant processing Orcoma (kt)			79	7151*

* It is the total amount of nitrate salts generate in 2024 – 2030 if there is no gap of 2 years of the production of this product.

SQM TRS Pampa Orcoma	Pag. 114

Figure 13-4. Ten Year Plan -2024-2033 Pampa Orcoma Mine

10 Years Mining Plan -10YP- (period 2024-2033)
Resources without drainage North Sector
NEGREIROS
12 Km
9 Km
6 Km
3 Km
09
06
05
08
04
07
10
03
03
02
01
Ranges ISO-Nitrates
< 3,00
3,00 - 5,00
> 5,00
2 km
2 km
Resources without drainage South Sector
Industrial Plant
Camino Acceso
BHP pipeline right-of-way
Industrial Area
A Estación Carmen
Camino a Huara
Mine | Mineral Reserves (Mt) | Area (ha) | Tonnes/ha
Orcoma | 309 | 6,900 | 44,783

SQM TRS Pampa Orcoma	Pag. 115

14	Processing and Recovery Methods

This sub-section contains forward-looking information related to the iodine and caliches salts concentrators, leaching and solvent extraction throughputs and designs, equipment characteristics, and specifications for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including actual ore feed characteristics that are different from the historical operations or from samples tested to date, equipment and operational performance that yield different results from the historical operations, historical and current test work results, and metallurgical recovery factors.

The " Orcoma" project aims to produce iodide, iodine, and nitrate-rich salts from the processing of caliche that will be extracted from deposits rich in this mineral, located in the area called Pampa Orcoma, commune of Huara. The production process begins with the exploitation of caliche, which is a mineral composed of a high proportion of water-soluble species found naturally in deposits containing nitrates, iodine, and potassium. The site includes caliche extraction processes (mine), heap leaching, and processing plants to obtain iodine as the main product and nitrate as a by-product (nitrate-rich salts, sodium nitrate, and potassium nitrate). The Pampa Orcoma mineral is estimated to contain an average of 6.9% nitrate and 413 ppm iodine, according to the mine plan used for this study. The mine area operation consists of caliche mining.

The caliche will be extracted at a rate of up to 8,400,000 to 20,000,000 tpy, using open pit mining methods including loader and shovel and continuous mining machine. The current mine plan covers an area of approximately 4,600 ha (46 km²).

The production of iodine and nitrate salts based on heap leaching with seawater or recirculated solutions (a fraction of Brine Feeble (BF) recirculated from the iodide plant), from which an iodate-rich solution is obtained, which is then treated in chemical plants to transform it into elemental iodine. Further, the remaining solution is sent to evaporation areas to obtain sodium nitrate and other salts. In the solar evaporation ponds, nitrate-rich salts produced are sent to the Coya Sur mine located in Antofagasta Region.

These facilities are under construction since January 2022 and their completion is scheduled for 2024. The Pampa Orcoma plant, through its two iodide plants and one iodine (fusion) plant, will start operating in 2024 with an annual production of 2,500 t of iodine and 320 Kt of nitrate salts per year, each, with an average recovery of 66% and 63%, respectively.

Once all the construction work is completed, commissioning will be started, which consists of operating tests to verify the operation of the control loops and motor start-up and shutdown, mainly. After the commissioning stage, the equipment and systems will be put into operation, consisting of the execution of the necessary tests to verify the proper functioning of the equipment. The commissioning and start-up are defined for three months, after which the plants in the industrial area will start operating.

SQM TRS Pampa Orcoma	Pag. 116

To produce a solution rich in iodate, which is then treated in chemical plants to transform it into elemental iodine and sodium nitrate, and other salts, from the remaining solution that is taken to evaporation areas, the project will have the following facilities:

⮚	Caliche mine and mine operation centers

⮚	Iodide plant

⮚	Iodine plant

⮚	Evaporation ponds

⮚	Waste salts deposit

⮚	Industrial water supply

⮚	Camps and offices

⮚	Household waste landfill

⮚	Hazardous waste yard

⮚	Non-hazardous industrial waste yard

Figure 14-1 shows a block diagram of the main stages of caliche mineral processing to produce iodine prill and nitrate salts at Pampa Orcoma. Figure 14-2 is a general layout plant of Pampa Orcoma.

In the following sections, the operation stages and mineral processing facilities will be described.

SQM TRS Pampa Orcoma	Pag. 117

Figure 14-1. Simplified Pampa Orcoma Process Flowsheet

Pampa Orcoma Process Diagram
Covalent block flow diagram
Water supply area
Brine extraction area
Brine reception
Iodide-iodine plants
Neutralization
Evaporation
Water supply area
Distribution Center
Seawater
Ponds reception
Heap leaching and Brine extraction area
Caliche Heap impregnation
Caliche Heap SI
Caliche Heap Mixed
Caliche Heap Washed
Pregnant liquor
Brine
SI
Mixed solution
Brine
Brine reception
COM 1
COM 2
COM 3
Brine
Iodide-iodine plants
Purge
Iodide plant
Air
Sulfur
SO2 Absorption
Oxidation iodide with iodate
Solvent extraction plant
Distribution Center
Iodine plant
Iodide
From other plants
Hydrogen peroxide
Chlor
Sulfonitric acid
Cleansing iodide solution
Oxidation of iodide with peroxide
Fusion and refining
Prilling plant
Iodine prill
AFA
"Agua feble acida" Or "Brine Feble" (BF)
Neutralization
Sodium carbonate
Lime
Neutralization Plant
AFN
"Agua feble neutra" or "Brine Feble Neutral" (BFN)
Yeso
Evaporation ponds
Returned to the ponds
Unused brine
Discard salts to stockpile
Nitrate salts
Nitrate salts to Coya Sur

SQM TRS Pampa Orcoma	Pag. 118

Figure 14-2. General Layout of the Facilities of Pampa Orcoma

NOTAS:
1.-DISTANCIAS EN METROS, ELEVACIONES EN METROS (S.I.C.)
2.-COORDENADAS PLANAS UTM, REFERENCIADO A WGS84
3.ESTE PLANO TRABAJA CON LOS PLANOS
GERENCIA DE PROYECTOS
PLAN DE CIERRE

14.1	Process Description

The extraction processes will begin with the removal of chusca and overburden, material that will be deposited in nearby sectors already exploited or lacking minerals. Then, we proceed with the drilling of blast holes, start-up (which will require traditional blasting and/or continuous mining equipment) and will end with the loading and transport of caliche. These operations involve caliche loading and transportation using shovels and front-end loaders that load the material removed from the quarries onto a high tonnage truck for transport to the leaching heaps.

The site will work with two mineral categories, classified as described below:

Mineral Category 1 "Run of Mine" (ROM) Material: Material direct from the mine without further comminution, where it is possible to find particles ranging in size from the order of millimeters to 1 meter.

Mineral Category 2 From Continuous Mining: Material extracted using a tractor with a cutting drum.

Caliche to be leached must be prepared to level the site where the heap is to be built (loaded). This land will have a gradient of 1 to 4% with an approximate slope of 2.5%, to take advantage of gravity to transport the drained solution from the heap. Details on the stages of removal and loading of material in piles, as well as their construction, are given in the preceding section 13.2.

SQM TRS Pampa Orcoma	Pag. 119

The piles are irrigated with a mixture of industrial water and/or Brine Feeble, dissolving the minerals present in the caliche during lixiviation. The heap leaching operation is designed to treat the heap with seawater, adding it in alternating irrigation and rest cycles. The following are the operations:

1. Impregnation / Water Irrigation: Initial irrigation stage of about 50 to 70-day duration. During this stage, the heap begins its Brine drainage.

2. Intermediate Solution Irrigation (SI): Stage in which the oldest half of the heaps in the system are irrigated with drained solutions. It lasts about 190-280 days.

3. Mixture: Irrigation stage composed of a mixture of recirculated weak acidic water (AFA) and water. The drainage from these heaps is considered an Intermediate Solution and is used to irrigate other heaps. This stage lasts about 120 days.

4. Washing: The last stage of a heap's life, with final water irrigation for approximately 60 days. The irrigation system used corresponds to a mixed system, in other words, using drippers and sprinklers.

The rich or pregnant solution obtained from the heap leaching ("brine") is processed in the iodide and iodine plants, together with several inputs. The Brine is taken through pipelines to the iodide plant. In this plant through a series of stages, a concentrated solution of iodide and spent solution (Brine Feeble [BF]) is obtained.

The BF produced in the iodide plant can follow two alternative paths, one part is recirculated to the heap leach and the other fraction is sent to the neutralization plant, where, through the addition of lime or sodium carbonate, Neutral Brine Feeble (BFN) is produced. The latter is sent to the solar evaporation ponds, where nitrate-rich salts are produced and sent for processing in the Nitrate Plants. The process steps described are summarized in the block diagram shown in the Figure 14-3.

SQM TRS Pampa Orcoma	Pag. 120

Figure 14-3. General Block Process Diagram for Pampa Orcoma

The mining waste generated at the site corresponds to the exhausted leaching heaps, overburden and waste salts. The discard salts generated from the process correspond to an inert, cohesive, and highly cemented material that is disposed of in discard salt deposits adjacent to the evaporation ponds.

As shown in the general process diagram, Figure 14-3 , the operations involved in the treatment of minerals and the production of iodine and nitrate salts requires the following process facilities:

⮚	Caliche mine and mine operation centers.

⮚	Heap leaching.

⮚	Iodide plant.

⮚	Iodide plant.

⮚	Neutralization plant.

⮚	Evaporation ponds.

14.1.1	Mining Zone and Operation Center

The first stage of the process considers the extraction of caliche at a rate which ranges from 8.5 Mtpy to 20 Mtpy. With advances in operations, internal roads that connect different sectors are to be built. The processes of extraction, loading, and transport of caliche will be as follows:

⮚	Chusca and overburden removal

⮚	Shot Hole Drilling

⮚	Start-up

⮚	Caliche loading and transport

SQM TRS Pampa Orcoma	Pag. 121

The processes of extraction, loading and transport of the caliche consist of: removing the chusca (aeolian weathered surface layer up to 50 cm thick) and the overburden (intermediate layer from 0 to 1.0 m thick) using tractors or bulldozers, to deposit it in nearby sectors already exploited or lacking ore, then, The caliche is then extracted using explosives and/or surface excavator (extractor with cutting drum) to a maximum depth of 6 meters, given the above, the exploitation is carried out in low benches, in a single pass, which is why the typical amphitheaters common in open pit mine operations are not generated. Subsequently, the caliche is loaded using front loaders and/or excavators. Finally, trucks transport the mineral to heap leaching sites.

At the interior of the mine areas, there will be the COM that corresponds to a support facility, whose objective is the handling of the different solutions. They include the facilities associated with the leaching heaps, as well as a system of solution ponds where Brine comes from heap leaching, and seawater from the reception ponds, intermediate solution, and the mixed solution will be accumulated. The types of storage ponds for irrigation and brine solutions are shown in Table 14-1.

Accumulation ponds will be internally covered with HDPE and/or Polyvinyl chloride (PVC), or other material with similar waterproofing characteristics. The COM brine accumulation pond for each of the three units allows the brine generated and collected in the piles to reach the plant with an intermediate concentration of ~0.56 g/L of iodine. HDPE spheres will be used in water accumulation ponds to reduce evaporation losses at the surface.

Table 14-1. Description of Water and Brine Reception Ponds by COM

Three COMs are expected to be installed during Project life (COM North, COM Plant, and COM South). The location of the COMs, heaps leaching, and associated piping network depends on the geology, the volume of mineable ore, and the ore grades. Therefore, such location depends strongly on the annual mine planning of the deposit.

SQM TRS Pampa Orcoma	Pag. 122

14.1.2	Heap Leaching

The leach heaps correspond to caliche accumulation stockpiles shaped like a truncated pyramidal. The piles will have an iodine and nitrate pregnant solution collection system. The base of the pile consists of a platform with perimeter berms, a liner to keep the soil impermeable, and a protective layer of fine material. These heaps are being built gradually as the mining operation progresses.

The protective layer of material called "chusca", which has the purpose of maintaining a smooth contact surface between the material loaded by the dump trucks, machines, and the membrane so that it is not perforated by the impact of coarse mineral particles, irregularities, or traffic. The fine material is composed of:

1. Barren material coming from the areas under exploitation.

2. Tailings from the depleted heap leaching. Unclassified material extracted 3 m from the top of the heap.

Caliche extracted in the mine areas is heaped on top of this protective layer and then irrigated with different solutions according to a leaching strategy of four stages. The solutions, pumped and impelled from different COMs and irrigated at the top of the heap, are industrial quality water, intermediate solution, a mixture of industrial water, and Brine Feeble (recirculated from the plants), producing the leaching of the minerals present in the caliche.

After completing a heap cycle, irrigation ends and the heap drains until the flow rate reaches approximately 10 to 20% of the flow rate drainage during continuous irrigation, a stage known as "squeezing".

Heaps are organized to reuse the solutions they deliver, production heaps (the newest ones), which produce a rich solution that is sent to the iodine plant, and older heaps whose drainage feeds the production heaps. At the end of its irrigation cycle, an old heap leaves the system as inert tailings, and a new heap enters at the other end, thus forming a continuous process (see Figure 14-4).

It is important to note that due to heap leaching operating conditions, a considerable portion of the aggregate water evaporates. Therefore, the company is developing a plan to mitigate evaporation losses. SQM declares efforts to optimize resources using plastic film to cover irrigated heaps, HDPE spheres in water accumulation ponds that reduce the area of exposure to radiation and consequently evaporation. The company is currently evaluating different types of plastic film.

On the other hand, when using seawater in the process and due to its saline load, it is possible that the drippers may lose efficiency due to clogging. In this matter, the company is working on the evaluation of drippers that allow working with saline solutions without loss of irrigation efficiency.

However, from month two of the construction phase, it is planned to start caliche mining activities, construction of leaching and impregnation heaps (alternating cycles of irrigation and rest), to obtain sufficient brine to start the operation of the other industrial plants.

SQM TRS Pampa Orcoma	Pag. 123

Figure 14-4. Schematic Process Flow of Caliche Leaching

14.1.3	Iodide-Iodine Production

The iodine production process involves two stages: Production of iodide from iodate (iodide plant) and production of iodine from iodide (iodine plant). The capacity to produce iodide and iodine is 2,500 tpy.

Iodide concentrate solution produced is sent to an iodine production plant, where the final product is prilled iodine, or it will be sent to a third-party iodine plant. The BF generated during iodide production is reused in two processes: (a) a portion is recirculated to the COMs located in the mine areas, for the heap leaching process and (b) the remaining fraction is sent to the neutralization process, whereby adding a slurry of lime or sodium carbonate, BFN is produced. This last one is sent to the solar evaporation ponds system, to produce nitrate-rich salts and waste salts.

In this post-cutting plant, it is possible to use a solvent extraction (SX)-filtration or SX-Blow Out-filtration route.

Figure 14-5 shows a block diagram of the iodate to iodine prill process. The following sections will describe the process by stages developed in the iodide plant and iodine plant contemplated for the Project

SQM TRS Pampa Orcoma	Pag. 124

Figure 14-5. Block Diagram of Iodide-Iodine Production Process Plants

14.1.3.1 Iodide Production

To reduce the sodium iodate in the caliche leaching solutions with an oxidation to free iodine through reduction with sulfur dioxide, and then to separate and purify it. The production of SO2 serves two purposes: the iodination of the brine in the absorption tower and the reduction of the free iodine to iodide in the stripping stage.

The iodide plant will have the following process areas:

Sulfur Storage and SO2 Production:

The required sulfur dioxide is produced by burning sulfur, which is received in bulk at a stockpile site. From here it is transported to a receiving hopper, which feeds sulfur to a dosing screw that enters a rotary kiln and combustion chamber, where it is melted and oxidized to SO2. The SO2 gases generated at the SO2 production plant will pass through an abatement system to control atmospheric emissions. The system consists of a scrubber tower for the stripping unit. This scrubbing tower will recirculate the brine available in the plant, and then feed it to the process. Efficiency is estimated at 95%.

Iodination and Cutting:

This process converts the ionic iodine (iodate), which is present in the Brine, to elemental iodine. It occurs in a packed absorption tower. The cut Brine enters the solvent extraction unit, blending it with kerosene.

Solvent Extraction (SX):

Solutions containing free iodine are recovered by solvent extraction using kerosene in mixer settler tanks. The iodine-containing cut Brine is discharged in the first extraction stage, transferring the iodine to the organic phase. In the second extraction stage, the iodine extraction becomes complete.

SQM TRS Pampa Orcoma	Pag. 125

The kerosene phase settles in a second regeneration tank, where stripping or re-extraction takes place with the iodide solution. The effluent solution left by the plant is neutralized with soda ash and then returned to the leaching process. The iodide solution used for stripping is maintained at a certain pH and is used to cool the SO2 produced in the sulfur burning system.

Stripping:

The iodine from the organic phase passes into an iodide stream in the stripping stage. The aqueous phase leaving the separators is sent to the acid Feeble water (AFA) ponds, passing first through a kerosene trace recovery stage (coalesce).

The operation of the plant generates sludge, which is a gel-like solid impregnated with kerosene and iodine. From time to time, we stop the plant and the sludge flows to a tank washing and separation system, where the solvent (kerosene or another similar solvent) and iodine solution are recovered and recirculated back into the system. The residue generated (clays) is removed from the system, sent to a separation pond, where the solution is recovered, and the final clay is placed in depleted leach heaps.

Iodide Filtration:

To remove impurities from iodide solutions extracted in the solvent extraction plant, there are two cleaning stages of the solution before oxidation (with 70% hydrogen peroxide). The first stage is the filtration of the solution with a filter aid, which allows the trapping and removal of suspended solid particles. The second stage, which follows the first, also corresponds to filtration by activated carbon, a material that allows the removal of organic impurities contained in the iodide solution. Before entering this second cleaning stage, we determined to add traces of sulfur dioxide to the iodide solution, to intensify the cleaning work of this stage.

14.1.3.2 Iodine Production

Iodide plant product is a clean and concentrated Iodide (I-) solution sent to the Iodine Plant, where the final product, corresponding to Prill Iodine, is obtained. However, the iodine plant could also process iodide solutions from other facilities (third parties). Iodine plant areas will be as follows:

Iodide Storage and Conditioning:

The iodide-rich solution undergoes storage and conditioning. Conditioning consists of pumping the iodide into activated carbon towers to retain organic carryover among other impurities filtered out of the iodide, passing through two duplex filters. The treated iodide flows through two duplex filters. The conditioned solution then passes through two duplex filters before going to the oxidizers, which retain any carryover from the activated carbon.

SQM TRS Pampa Orcoma	Pag. 126

Oxidation, Fusion, and Refining:

Subsequently, this solution is oxidized with an external agent, hydrogen peroxide (H2O2) or chlorine gas (Cl2), resulting in a metallic iodide slurry.

Specifically, the oxidizers are two stirred tanks, which are used for iodide oxidation in batch mode. The exothermic reaction raises the temperature to about 60°C, resulting in the formation of a slurry. Once oxidation is complete, it is transferred to the next stage of smelting and refining.

The melting stage takes place in reactors where a slurry with a residence time of 2-2.5 h is processed. This reactor is prepared for slurry reception, first by displacement with carbon dioxide. Once the iodine solution has finished melting, it is fed to the refining reactors that receive and hold the molten iodine. The reactors are pre-charged with a mixture of nitric and sulfuric acid (Sulfonitric) to remove the organic matter present.

Prilling and Classification:

The prilling tower is a column through which compressed air circulates upward and is cooled with a water spray as it rises the tower (nebulizers). In this way, melted iodine falling from the top of the tower cools sharply to form solid prill iodine. On the bottom of the tower, a sieve separates the iodine prill with the right size and sends them to the packing line.

The next step is grinding, sampling and packing. The iodine produced in the plant is stored and then shipped.

The prilled iodine is tested for quality control purposes, using international standard procedures and then packed in 20-50-kg drums or 350-700-kg maxi bags and transported by truck to Antofagasta, Mejillones, or Iquique, for export.

14.1.3.3 SX-Blow-Out Production

The iodide-iodine plant produces iodized brine in its SX and Blow-out process modules. This plant can work with feed brine with low iodine concentration (0.02 g/L), which is sent to absorption towers where it is put in contact with SO2 to produce iodide. The absorption tower is filled with elements that allow the solutions to have a longer residence time in the tower, allowing better contact between the reagents.

The iodide produced in the SO2 absorption towers is taken to the cutting pond or reactor, where it is mixed with the iodate (IO3-) coming from the plant's feed ponds. This is a redox reaction known as the Dushman reaction and, therefore, its effectiveness is controlled by the pH of the mixture. As a result, the brine is transferred to the next solvent extraction step in three steps.

The solution from the cutter is pumped to the blowing towers, where it is counter-flowed with air. To recover iodine from the gas stream, it is sent to iodine absorption-desorption towers, using a solution containing iodide ions in counterflow, which forms triiodide ions, which are unstable. Finally, the iodine released from the vapor solution is absorbed with caustic soda.

SQM TRS Pampa Orcoma	Pag. 127

The triiodide ion solution is sent to reducing towers (coolers) where, by contact with the cooling SO2 (150 - 26 ºC), it dissociates, giving elemental iodine.

The solution returns to the iodide recirculation tank, forming a concentration cycle. Concentrated iodide is sent from the recirculation tanks to the iodine plant for refining.

Figure 14-6. shows a schematic of the production Blow-out process.

14.1.4	Neutralization Plant

The neutralization plant receives the brine Feeble (AFA) from the iodide plant. The Brine Feeble Neutral (BFN) will be produced in the neutralization system by adding lime and seawater to the Brine Feeble. The neutralization systems include solution receiving ponds, solids settling ponds, neutralization ponds and industrial water ponds.

The lime will be received and stored in a confined system equipped with an emission capture system. The ground lime will be dosed together with the water in lime slurry preparation ponds equipped with agitation.

The lime slurry solution obtained in agitated ponds will be pumped to the neutralization tank. Finally, the neutralized solution will be pumped through pumps and pipes to the solar evaporation ponds.

The neutralization residue (gypsum) will be deposited in the residual salt tank.

14.1.5	Solar Evaporation Ponds

The solar evaporation pond is a functional unit for producing nitrate-rich salts at a rate of 320,325 tpy, which involves the ponds; brine transfers from one pond to another via pumps and pipelines; and salt collection and transport systems.

The discard salts are sodium chloride, magnesium, and sodium sulfates, and the harvest salts are sodium nitrate (NaNO3) and potassium nitrate (KNO3). The discard salts are stored in a salt disposal yard and the production salts are stored in a slurry yard and finally shipped to other third-party processing plants by truck.

SQM TRS Pampa Orcoma	Pag. 128

The evaporation system will have the following components: Pretreatment Pits, Cutting Pits, Production Pits, and Purging Pits.

To process all the Brine Feeble generated in the iodide plant, a solar evaporation area of approximately 2,000,000 m² (surface area of 194.12 ha) will be required. To prevent infiltration, the ponds will be covered with HDPE sheets, which in turn will be protected with geotextile to prevent damage from stones.

The average annual solar evaporation of the ponds is approximately 5.0 liters per square meter per day (L/m2/d). The ponds will have a capacity of 4,537,200 m³ and the dimensions of the ponds are detailed in Table 14-2.

Table 14-2. solar evaporation ponds

The following five relevant stages of the evaporation system are described below.

Acid Feeble Water Alkalization: This consists of a neutralization plant (Chemco) equipped with a lime storage silo, a lime preparation or lime slaking system, and a reactor with an agitator to produce the slurry/AFA contact. The main objective of this stage is to increase the pH from 1.6-2.0 to 5.4-6.0 (measured directly). Lime consumption (kg/m³ AFA) will depend on the initial acidity of the solution, with a variation between 0.3 to 0.6 (kg/m³). The result of this process is the Feeble Neutral Water (AFN) solution.

Pretreatment Area or Zone: A string of ponds in series of 125,000 and 250,000 [m²] of evaporation area. This process aims to evaporate the solution from its AFN condition to a solution close to saturation in KNO3 and NaNO3. In these ponds, nitrate-poor salts (discard salts) will precipitate, crystals of Halite (NaCl) and Astrakanita (Na2SO4XMgSO4X4H2O) being the predominant precipitates.

These ponds will be operated in series and the solution will be transferred from one pond to another by pumping.

Cut-off or Boundary Pond: At the end of the pretreatment stage, a cut-off pond will establish (control pretreatment), whose function will feed the solution to the production ponds. Therefore, it will be the pond where the fine adjustment takes place before sending the solution to production and where the most chemical controls will be found, due to their influence on the quality of the final product. The objective of this well will be to obtain a solution as close as possible to the saturation levels of KNO3 and NaNO3.

High Grade Sales Production Area or Zone

Ponds located in parallel, and series are fed from the cutting pond. In these ponds, high potassium nitrate (KNO3) and sodium nitrate (NaNO3) salts will precipitate, which are the products of interest in the process, along with other impurities (NaCl, Astrakanita, KClO4, H3BO3, MgSO4, among others).

SQM TRS Pampa Orcoma	Pag. 129

Volume fed to each pond is equivalent to the volume of water lost by evaporation, to maintain a constant free solution level. The amount of solution fed to each pond may vary according to other operational requirements (harvesting, filling, emptying, etc.) or according to the need to adjust the chemical composition of the supernatant solution in a pond, which will be defined week by week according to system requirements.

System Purge: This last stage of the system corresponds to the purge, where a higher proportion of impurities will precipitate concerning the nitrate and potassium salts. The solution will be dried to total dryness as the salt counts as a loss (discard deposit).

14.2	Process Specifications and Efficiencies

14.2.1	Process Criteria

Table 14-3 provides a summary list of the main criteria to design the processing circuit:

Table 14-3. Criteria

SQM TRS Pampa Orcoma	Pag. 130

The following sections describe the material balance in heap leaching, evaporation ponds, and general process balance. Yield values and production projection are also detailed.

14.2.2	Heap Leaching Balance

Figure 14-7 shows a simplified and general scheme of the cycle of each heap. Each stage is composed of several heaps, having a total of 25 heaps operating simultaneously, approximately and with a maximum water requirement of 350 L/s.

Figure 14-7. Pampa Orcoma Heap leaching scheme.

As can be seen, the maximum fresh water consumption is found in the pile washing stage. This balance also shows that the percentage of recycled Feeble solution is 50%.

14.2.3	Balance Solutions in Evaporation Ponds

To estimate inflows and outflows from the evaporation ponds, the following balance criteria were given:

● The nominal evaporation rate is 3.78 - 4.5 l/h/m².

● The moisture content of discarded and harvested salts is 8-12%.

● The AFA fraction for re-circulation in the heap leaching process will be 50%, as well as that for the solar evaporation ponds. Depending on the quality of the caliche extracted, these percentages could vary, but always respect the production values indicated.

Figure 14-8 shows a simplified and general scheme of the volumetric balance in solar evapoconcentration system.

SQM TRS Pampa Orcoma	Pag. 131

Figure 14-8. Pampa Orcoma volumetric balance in solar evaporation area.

14.2.4	Process Balance Sheet

Figure 14-9 below shows the flow diagram and general balance of the Orcoma Project's production process. This balance will depend on caliche chemical properties, as well as on the operation of the Iodide Plant (whether it operates in SX or Blow out mode), without exceeding the quantities indicated in the diagram Figure 14-9.

This balance is developed to perform a feasibility level assessment of resource and process water management. This assessment included the development of a deterministic water balance that takes to account inflows, such as seawater abstraction and leach solution, outflows, such as evaporation, and consumption losses due to ore and waste rock wetting.

To estimate the input and output water requirements, the following balancing criteria were given:

⮚	The average mine moisture content and specific mineral and waste rock moisture retention is 1,00%.

⮚	The nominal leach solution application rate is 1.85 L/h/m².

⮚	The average solution flow rate to leach is 100-120 m³/h, respectively.

⮚	The solution applies with drip irrigation emitters and sprinklers.

⮚	Total waste rock produced during mining activities has been estimated to be approximately 0.5-2.0 Mt.

⮚	The moisture content of the waste rock after the leaching cycle is 8-10%.

⮚	The fraction of AFA that will be recirculated in the heap leaching process will be 50%, as well as that destined for the solar evaporation ponds. Depending on the quality of the caliche extracted, these percentages could vary, but always respect the production values indicated.

SQM TRS Pampa Orcoma	Pag. 132

Figure 14-9. Mass balance of Pampa Orcoma per year of production

SQM TRS Pampa Orcoma	Pag. 133

14.2.5	Production Estimate

It is worth mentioning that the Project's Useful Life is 25 years (RCA N° 075/17), during which it is estimated to produce 2,500 tpy of iodine (from 32,225 m³/year of iodide) and 320,325 tpy of nitrate-rich salts. However, depending on the level of exploitation, the reserves would be available for up to 28 years. The projection of the exploited sectors in 16 years, starting operations in 2024, is shown in Figure 14-10.

Figure 14-10. 10 Year Pampa Orcoma Plan Exploitation

10 Years Mining Plan -10YP- (period 2024-2033)
N
E
S
Resources without drainage North Sector
NEGREIROS
12 Km
9 Km
6 Km
3 Km
06
09
05
08
04
07
03
10
03
02
01
Ranges ISO-Nitrates
< 3,00
3,00 - 5,00
> 5,00
2 km
2 km
Resources without drainage South Sector
Industrial Plant
A Estación Camaes
Camino Acceso
Camino a Huara
BHP pipeline right-of-way
Industrial Area
Mine
Mineral Reserves (Mt)
Area (ha)
Tonnes/ha
Orcoma
309
6,900
44,783

In Figure 14-10, it is also possible to observe the demarcation of the radii of the areas to be exploited with respect to the process plant. According to the information provided by the declarant, SQM has estimated the average composition per mining radius (Table 14-4).

It can be seen that, except for years 6-8 and 9 of project operation, the plan indicates resource exploitation within a radius of 3 to 6 km from the process plant, which means that on average minerals with soluble salt content between 45.2% and 48.2% will be treated with nitrate grades of 6.6%-6.9% and iodine of 409 ppm to 418 ppm.

As can be inferred from Table 14-4 and for the year 10 of operation onward, the mining radii will be 9-12 km and therefore, the estimated average iodine and nitrate grade is in the range of 405 to 410 ppm and 6.4% -7.0% respectively. While the soluble salt content will be around 45.6-47.9%.

SQM TRS Pampa Orcoma	Pag. 134

The production per project year for the period 2024-2040, is shown in Table 14-5, showing the production of the heap leaching process set out in the short and long-term Mining Plan.

Regarding plans, as shown in the mining-industrial project in Table 14-5, there is a project to expand iodide and iodine plant treatment capacity from a production of 2,500 tpy of iodine equivalent to 5,000 tpy. The exploitation strategy focuses on an operation sequencing away from the plant and operations centers to the north, which allows the growth of the trunk lines that transport gravity solutions to the plant and/or operations centers. Consequently, an 11 Mtpy rate applies for the first two years, and from the third year onward, this rate is doubled to 20 Mtpy.

However, to increase iodide and nitrate production from seawater, there must be a sequential increase in the water supply from 200 L/s to 400 L/s. It is estimated that this treatment capacity increase plan, in conjunction with the implementation of investment plans for continuous mining technology and magnesium abatement, would increase the leaching yields for Iodine and nitrate.

Orcoma's Industrial Plan considers a production of 5.3 Ktpy of iodine and a mine rate of 20 Mtpy starting in 2028. However, Orcoma's current RCA indicates a rate of 2.5 Ktpy of iodine and for the mine a rate of 11 Mtpy. SQM is currently preparing the "Orcoma Expansion EIA". This document is scheduled to be submitted to the SEIA in March 2023, and its approval is estimated for mid-2025, so the change in production rate would be anticipated. However, it should be noted that approval corresponds to a project risk factor. The risk of not obtaining final environmental approvals from the authorities in the appropriate period may cause significant delays in the execution and start-up of the expanded project.

Table 14-5 shows an average heap leach yield for the period of 64% for iodine and 61% for nitrate. The value reported for each year has been calculated using empirical relationships between soluble salts, grades, and planned unit consumption for the period.

Table 14-4. Pampa Orcoma average composition Per Mining Radius

SQM TRS Pampa Orcoma	Pag. 135

Table 14-5. Pampa Orcoma Process Plant Production Summary

14.3	Process requirements

This sub-section contains forward-looking information related to the projected requirements for energy, water, process materials and personnel for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors, or assumptions, that were set forth in this sub-section including actual plant requirements that yield different results from the historical operations.

Nitrate and iodine process needs, such as energy, water, labor, and supplies, will be supported by committed infrastructure. The following sections detail energy, water, staff and process input consumption.

14.3.1	Energy and Fuel Requirements

Energy

The power supply comes from the permanent power line installations at the site. The purpose of the power supply system is to supply electricity to the industrial areas for the operations required and to supply electricity to the adduction system specifically through Substations installed in EA, E.B N°1, and E.B. N°2, which will be operated remotely from the plant room.

In addition, there will be an internal connection network in the mine areas and industrial zones (33 kV medium voltage power lines). The operation considers the consumption of 195,000 MWh/year, which comes from the 1x220 kV high voltage line Cóndores - Parinacota.

Also, the option of using a backup generator (2 MW) for the COM is considered, to operate this equipment in the event of a power outage and to be able to attend the pumps (iodide plant, iodine plant, neutralization plant, exchange house, bathrooms, office, seawater reception pool, and other minor consumptions) that must be in permanent operation.

SQM TRS Pampa Orcoma	Pag. 136

Fuel

The operation will require the consumption of 7,400 m³/year of diesel fuel. It will be supplied by duly authorized fuel trucks.

The fuel destination sites will be the substations (EA, EB1, EB2), Industrial Area Plant, evaporation ponds, and seawater reception pools. All liquid fuel storage systems will be designed based on the minimum requirements established in Art. 324 of D.S. 132 of the Mining Safety Regulations, regulatory provisions of D.S. 160/08 and 160/09 of the Ministry of Economy, Development and Reconstruction, Safety Regulations for Facilities and Operations of Production and Refining, Transport, Storage, Distribution and Supply of Liquid Fuels.

The projection of energy and fuel consumption between 2024 and 2028 is shown in Table 14-6.

Table 14-6. Energy and Fuel projection

14.3.2	Water Consumption and Supply

Regarding the sources to be used, it is indicated that the owner will contract supply services from authorized companies or sources. The water requirement will not exceed 6.307.200 m³/year. The extraction permit contemplates an abstraction of 200 L/s of seawater.

Water Supply System

Water supplies are covered for primary consumption, potable water consumption (treated and available in drums, dispensed by an external supplier), and the water required for industrial quality work.

The seawater supply system will ensure the water supply required for caliche processing with a maximum flow of up to 200 L/s during operation.

The system considers an early detection of leaks using comparative and redundant flow meter readings at the beginning and end of each section. There will also be pressure reading systems related to the expected power lines for each operating condition. If a fault is detected, the sectioning valves located every 5 km will be closed. This measure will reduce the potential spill to a maximum of 1,500 m³.

The seawater storage system includes ponds for industrial and sanitary water storage.

SQM TRS Pampa Orcoma	Page 137

The raw water is treated and used for all purposes requiring clean water with low dissolved solids and salt content, mainly for reagent replenishment.

A storage tank will be installed for sanitary water, with a built-in chlorination system. The water storage tank will also supply water for sanitary use in safety showers and other similar applications:

⮚	Firefighting water for use in the sprinkler and hydrant system. Water storage tank with its respective pump and piping system distributed throughout the plant installation.

⮚	Cooling water and/or boilers for steam production.

Water Consumption

Drinking Water

In the Project's operation phase, drinking water is required to cover all workers' consumption needs and for sanitary services. Drinking water supply (100 l/person/day, of which 2 l/person/day is drinking water) at the work fronts and cafeterias will require jerry cans and/or bottles provided by authorized companies, and sanitary water supplied at the worksite facilities from tanks located in the worksite sector, which will have a chlorination system and will be supplied by cistern trucks. An average of 450 workers per month will be required when operating the project at full capacity, so the total amount of drinking water during this period will be 45 m³/day.

Industrial Water

The total consumption of seawater used during the operation phase will amount to approximately 6.307.200 m³/year. It will come from the seawater suction system and be stored in the reception ponds.

Water for Dust Control

As an emission control measure, the project considers humidifying work areas and interior roads during the construction and operation phases (at a frequency of 5 times per day).

SQM TRS Pampa Orcoma	Page 138

Table 14-7 provides a breakdown of the estimated annual water consumption during the operation phase in terms of potable, industrial, and dedicated water for monthly and yearly humidification.

Table 14-7. Pampa Orcoma industrial and potable water consumption

A sequential increase in seawater supply from 200L/s to 400 l/s is required to increase iodine and nitrate production as planned from the third year of operation.

14.3.3	Staff Requirements

The operation requires an average of 450 workers. At this stage, the project will operate 24 hours a day. Table 14-8 provides an initial summary of the workers' requirements by operating activity.

Table 14-8. Personnel required by operational activity

SQM TRS Pampa Orcoma	Page 139

14.3.4	Process Plant Consumables

In the plants, inputs such as sulfur, chlorine, kerosene, sodium hydroxide, or sulfuric acid to produce a concentrated iodine solution are added to produce iodide, then used to produce iodine. These inputs arrive by truck from different parts of the country. The main routes and associated vehicular flows for input supply and raw material dispatch are the A-412, road that connects with Route 5.

Reagent Consumption Summary

Table 14-9 includes a summary of the most significant inputs and materials used to operate the project. Some of the elements can be replaced by an alternative compound, for example, sulfur can replace sulfur by liquid sulfur dioxide, kerosene by sodium hydroxide, and finally, lime by sodium carbonate.

Table 14-9. Pampa Orcoma Process Reagents and Consumption rates per year

SQM TRS Pampa Orcoma	Page 140

Reagent Handling and Storage

It should be noted that the inputs used in the operation are stored in stockpiles and ponds, facilities available in the so-called input reception and storage area. The following infrastructure will be available for the storage of inputs used at Pampa Orcoma's plants:

⮚	Sulfur stockpiles.

⮚	Kerosene ponds.

⮚	Sulfuric acid ponds.

⮚	Peroxide ponds.

⮚	Chlorine ponds (mobile).

⮚	Bunker oil ponds.

⮚	Diesel oil tanks.

⮚	Sulfonitric acid pond.

⮚	Caustic soda tank.

⮚	Calcium carbonate silo.

Each reagent storage system assembly is segregated for compatibility and located in containment areas with curbs to prevent spills from spreading and incompatible reagents from mixing. Sump sumps and sump pumps are available for spill control.

14.3.5	Air Supply

High-pressure air at 6-7 bar (600-700 kPa) comes from the existing compressors to satisfy the needs of the plant as well as the instruments. The high-pressure air supply is dried and distributed through air receivers located throughout the plant. Each process plant has a compressor room to provide the supply.

SQM TRS Pampa Orcoma	Page 141

14.4	Qualified Person’s Opinion

Gino Slanzi Guerra, QP responsible for the metallurgy and treatment of the resource said:

⮚	The level of laboratory, bench, and pilot plant scale metallurgical testing conducted in recent years has determined that the raw material is reasonably amenable to production. Reagent forecasting and dosing will be based on analytical processes that establish mineral grades, valuable element content, and impurity content to ensure that the system's treatment requirements are effective.

⮚	From a heap feed point of view, most of the material fed to the heaps comprises ROM minerals in granulometry. There is also a mining method called "continuous mining", where caliche mantles break up using reaming equipment, which allows obtaining a smaller and more homogeneous grain size mineral that has meant obtaining higher recoveries of approximately ten percentage points over the recovery in the ROM heaps.

⮚	Water incorporation in the process is a relevant aspect, a decision that is valued given the current water shortage and that is a contribution to the project since the tests carried out even show a benefit, from the perspective of its contribution to an increase in the recovery of iodine and nitrate.

SQM TRS Pampa Orcoma	Page 142

15	Project Infrastructure

This section contains forward-looking information related to locations and designs of facilities comprising infrastructure for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Project development plan and schedule, available routes and facilities sites with the characteristics described, facilities design criteria, access and approvals timing.

The "Orcoma" project under the Environmental Impact Assessment System (SEIA), aims to produce iodide, iodine, and nitrate-rich salts from the extraction and processing of caliche, from deposits rich in this mineral, located in the area called Pampa Orcoma, commune of Huara.

For this purpose, it is considered the execution of the following projects and activities:

⮚	Open-pit exploitation of mining deposits, in an approximate surface of 6,883 ha (69 km2), with a caliche extraction rate of up to 11 Mtpy. Support facilities, known as the COM, will be built in association with the mine area.

⮚	Construction of an iodide production plant, with a capacity of 2,500 tpy (iodine equivalent).

⮚	Construction of an iodine plant, to process up to 2,500 tpy.

⮚	Construction of evaporation ponds to produce nitrate-rich salts at a rate of 320,325 tpy.

⮚	Construction of a seawater adduction pipeline from the northern sector of Caleta Buena to the mining area, to meet the water needs during the operation phase, with a maximum flow of up to 200 L/s.

⮚	Connection of the industrial areas of the Project to the Norte Grande Interconnected System (SING), to provide sufficient energy for their electrical requirements.

SQM TRS Pampa Orcoma	Page 143

The Project, as shown in Figure 15-1, is in the Tarapacá region, Tamarugal province, Huara commune, 20 km northwest of Huara, its nearest town. due to the existence of the adduction works and the power transmission line, the Project expands to the west of the commune, up to the north of Caleta Buena, where the seawater intake is located.

Figure 15-1. Project Location

390000
420000
7783000
PROYECTO ORCOMA
Geobiota
ORCOMA SpA
N
Acceso principal
Red vial MOP
Huella
Camino de servicio proyectado
Proyecto
Límites administrativos
Límite comunal
Límite provincial
Zona de succión
Zona de Mina
COMUNA DE HUARA
Planta de yoduro y yodo
Ducto, camino y línea de transmisión eléctrica
Pozas de evaporacion solar
Camino de acceso
A-412
Huara
A-514
COMUNA DE IQUIQUE
COMUNA DE ALTO HOSPICIO
COMUNA DE POZO ALMONTE
Iquique
Alto Hospicio
A-616
16
5
Pozo Almonte
0 4 8 16 km
XV Región
I Región
II Región
BOLIVIA
Iquique
UTM H19S WGS84

15.1	Access Roads to the Project

General access to the Project, suitable for all types of vehicles, is near the 23 kilometer point of Route A-412.

Access to Route A-412 may be via Route A-514 or from Route 5, through a 3,4 km long connecting road that will make it approximately 3.8 km north of Huara. Conditions on Route A-412, between the plant access and Route 5, will be improved, thus creating a road surface that is resistant to vehicular traffic.

In addition, a road will be built from Route A-514 to the west, which will reach the coast to access the works that make up the seawater intake system and the power transmission line, according to the conceptual engineering.

From the interior of the mine area, access to the rest of the linear works will be possible through the construction of a service road, which will be located parallel to them.

All the roads to be built will have a width of 10 m, with a soil running surface.

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15.2	Permanent Works

The following is a description of the parts that will make up the permanent works of the Project.

15.2.1	Seawater Supply System

The seawater supply system that will be required for the operation of the Project consists of the following components:

Seawater Intake System

The seawater intake system (Figure 15-2) consists of a suction inlet, with the respective intake filter; a section of underwater piping, located on top of the seabed; a section of intertidal piping, which will be installed on the seabed with reinforced concrete supports; and finally, an auxiliary station, consisting of the pump and electrical room, where the main pumps will be installed with all the elements necessary for their operation and the sodium hypochlorite addition equipment.

The underwater pipeline, defined between the intake filter and the beginning of the intertidal pipeline section, will be installed on the seabed, will be made of 600-800 mm diameter HDPE, PN16 thickness and will have an extension of 327 m.

In the Auxiliary Station (AS), with an area of 150 m2, three pumps will be installed (1 stand by) driven by an electric motor, with a capacity of 100 L/s each, and the necessary equipment for their operation, such as gate valves; suction and discharge manifold; check valves; vacuum pump for priming the main pumps; in addition to the above, all the electrical power and control system will be installed. Its location makes it necessary to consider a protection system, for which a retaining wall is planned, located immediately to the east of the pump room.

Figure 15-2. Seawater Suction System

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Pipeline from Auxiliary Station to Pumping Station N°1

Transports seawater from the Auxiliary Station to the settling ponds located around Pumping Station No. 1 (EB1).

Pumping Station Nº1

EB 1 will be in the "Punta rabo de ballena" (Whale Tail Point) sector and will consist of: 2 settling ponds of 6,000 m³ each, discharge pump for the ponds, filter, 505 m3 tank, and impulsion pump.

In addition to the above, an electrical substation will supply the energy for the operation of the equipment.

Pipeline from Pumping Station Nº1 to Pumping Station Nº2

It corresponds to a steel or HDPE pipeline or both combinations, with an approximate length of 14.5 km, which will be installed superficially and eventually covered.

Emergency pool

A 7,500 m3 capacity pool will be built with 3 m to 4.5 m high walls, to accumulate the water in the pipeline in case of a possible breakage, or operational failure.

Pumping Station No. 2

Pumping Station No. 2 (EB2), situated at approximately km 15 of the route, contains a high-pressure pump, a 505 m3 seawater storage tank, and controls for pump operation. An electrical substation is associated with this station, which will provide the energy necessary for its operation.

Pipeline from Pumping Station No. 2 to Seawater Reception Pools.

This corresponds to a pipeline of steel, HDPE, or a combination of both, with an approximate 15.3 km length, which will be installed superficially and covered, if necessary.

Seawater Reception Pools

Two seawater reception pools of 26,000 m3 each, equal to the volume required for three days of operation, are considered. Both pools have pumps to drive seawater to the COM and iodine plant.

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Figure 15-3. Seawater Supply System

15.2.2	Power Supply System

To supply the energy required for project operations, as well as for the operation of the water supply system, the installation of an electrical transmission network is contemplated, consisting of the following parts:

Electric Transmission Line

The construction of a 33 kilovolt (kV), medium voltage electrical transmission line (LdTE) is considered, starting from the current 1x220 kV Cóndores - Parinacota electrical transmission line, owned by Transelec, through the installation of a Tap Off. From this point, the distribution to the pumping stations, the Industrial Area, and the Neutralization Plant will be contemplated.

Electrical Substations (S/E)

Their characteristics, location, and main elements will depend on the type of substation in question (connection to the generator, tap-off to SING high voltage line, or downstream transformation, etc.), which may include transformation yard, distribution yard, compensation yard, line yard, transformers, common facilities.

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The Project contemplates the construction of eight substations, as follows:

⮚	A Tap-Off on one side of the 1-x-220-kV Transelec Condors - Parinacota power line.

⮚	One S/E at the auxiliary station

⮚	One S/E at pumping station N°1.

⮚	One S/E at pumping station N°2.

⮚	One S/E at seawater reception pools.

⮚	Two S/E at the iodine plant.

⮚	One S/E at the neutralization plant.

15.2.3	Mine Area

The Project considers a caliche mining area for the exploitation of caliche. In total, it involves an area of approximately 6,883 ha (69 km2), in which the construction of the following facilities is also contemplated:

Mine Operation Center

The COM is a support facility located inside the mine, whose purpose is to manage the different solutions. A COM comprises the heap leaching and wall height ponds between 3 and 4.5 m high, with HDPE lining, where brine from the leaching heaps, seawater from the reception ponds, intermediate solution, and mixed solution is accumulated. Besides the pumps associated with each pond that deliver the brine solution to the iodide plant.

The COM could consider other associated facilities corresponding to general service facilities for mine site personnel, offices, workshops, dining rooms, exchange houses, among others. A total of 3 COMs are expected to be installed during the life of the Project.

Mine Maintenance Workshop

Near both the COM North and COM Plant, a mine maintenance workshop will be installed, each consisting of a 5 ha surface area, which will include the following activities:

⮚	Truck maintenance shop for periodic maintenance of the mine truck mechanical systems. New oil tanks and a 30 m3 capacity waste oil disposal tank will be installed.

⮚	Truck and machinery washing area. This area will have a washing slab and a settling pool, with three sedimentation ponds in which the water will circulate gravitationally.

⮚	Compressor room

⮚	Warehouse for supplies and spare parts

⮚	Tire change area

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⮚	Parking area

⮚	Welding workshop. Its objective is to provide corrective maintenance to the structure, chassis, and hoppers of the mine trucks

⮚	Civic neighborhood in the North Mine Workshop

⮚	Sewage plant in the North Mine Workshop

Waste Storage

A waste generation point will be installed, which will later be transferred to the temporary disposal sectors described in greater detail below.

Powder Magazine

An ammonium nitrate silo, a powder magazine, and a controlled blasting area will be installed in the mine area.

15.2.4	Industrial Area

The production of iodine, iodide, and nitrate salts requires the establishment of an industrial area that includes the following facilities, which are identified in Figure 15 4:

Solar Evaporation Ponds

With an area of approximately 427 ha, this facility will be located at the southern end of the mining area. The infrastructure associated with this facility corresponds to:

⮚	Solar evaporation ponds with an area of approximately 194.12 ha. It involves a set of ponds and solution transfer pumps between them. The salts precipitated in the ponds are harvested with earth-moving equipment and transported in trucks to the storage sector.

⮚	Production and discard salt storage sector with an approximate area of 28 and 85 ha, respectively.

⮚	Final location of the solar evaporation ponds could be determined based on the information provided by the following stages of the project.

Iodide, Iodine, and Neutralization Plants

• A 10,000 m2 iodide plant, consisting of a reception area for mineral or liquid sulfur; concrete piles for equipment installation; brine Feeble storage pool; chlorine reception and storage area; sulfuric acid reception and storage area; and kerosene reception and storage area.

• A 5,000 m2 iodine plant, consisting of iodide reception and storage, foundations for equipment installation, peroxide reception and storage area, chlorine reception and storage area, metabisulfite reception and storage area, and prill iodine storage area.

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A typical layout of the iodine and iodide plant is shown in Figure 15-4.

⮚	A neutralization plant with an area of approximately 100,000 m2, with lime or sodium carbonate reception and storage facilities; lime slurry preparation ponds, and neutralization ponds

⮚	Waste generation point

⮚	Three medium voltage electrical substations

⮚	Dining room

⮚	Laboratory

⮚	Offices

⮚	Exchange office

⮚	Restrooms

⮚	Sewage plant

⮚	Drinking water supply system

⮚	2 MW backup generator set

⮚	Product storage: to be located inside the iodide-iodine plant, to temporarily store the product for its subsequent transfer to the shipping point. A surface area of 840 m2 is considered.

⮚	Maintenance workshop: It will be located inside the iodide-iodine plant to meet the maintenance requirements of pumps and all types of minor equipment. It is considered an area of 750 m2.

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Figure 15-4. Characteristic Diagram of the Iodine-Iodide Plant

ESTANQUES DE KEROSENE
ÁREA DE INSUMOS
SALA DE CALDERAS
AREA OXIDACION Y FUSION
PRILADO Y CLASIFICACION
BODEGA 2
PISCINA AFA
PLANTA FILTRADO
PLANTA DE BLOW OUT
ESTANQUES SX
PLANTA SX
BODEGA 1
ESTAN. ALMAC. KEROSENE
SALA ELECTRICA Y SALA DE CONTROL
PISCINA BRINE EMERGENCIA
EST. ALMAC. BRINE
PROCESO CORTADURA Y STRIPPING
TALLERES
ESTANQUE RED CONTRA INCENDIO
S/E N°1 PLANTA
S/E N°2 PLANTA
SALA DE COMPRESORES
PISCINA BRINE
PLANTA DE OSMOSIS
BARRIO CIVICO
OFICINAS
COMEDOR
ESTANQUE SODA CAUSTICA
ESTANQUE ACIDO SULFURICO

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16	MARKET STUDIES

This section contains forward-looking information related to commodity demand and prices for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this section including prevailing economic conditions, commodity demand and prices are as forecasted over the Long Term period.

16.1	The Company

SQM is the world’s largest producer of potassium nitrate and iodine and one of the world’s largest lithium producers. It also produces specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). The products are sold in approximately 110 countries through SQM worldwide distribution network, with more than 92% of our sales in 2021 derived from countries outside Chile.

The business strategy is to maintain the world leadership position in the market for iodine, potassium nitrate, lithium and salts.

The products are mainly derived from mineral deposits found in northern Chile. Mine and process caliche ore and brine deposits.

Caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world's largest commercially exploited slice of natural nitrate.

From the caliche ore deposits, SQM produces a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and its derivatives.

The SQM´s products are divided into six categories:

⮚	specialty plant nutrients,

⮚	iodine and its derivatives,

⮚	industrial chemicals,

⮚	lithium and its derivatives,

⮚	potassium chloride and potassium sulfate,

⮚	other commodity fertilizers.

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The following table presents the percentage breakdown of SQM's revenues for 2021, 2020, 2019 and 2018 according to the product lines:

Figure 16-1 Percentage Breakdown of SQM's Revenues for 2021, 2020, 2019 and 2018

Revenue breakdown	2021	2020	2019	2018
Specialty Plant Nutrition	32%	39%	37%	35%
Lithium and derivatives	33%	21%	26%	33%
Iodine and derivatives	15%	18%	19%	15%
Potassium	15%	12%	11%	12%
Industrial chemicals	5%	9%	5%	5%
Other products and services	1%	2%	2%
Total	100%	100%	100%	100%

16.2	Iodine and its Derivatives, Market, Competition, Products, Customers

SQM is one of the world's leading producers of iodine and its derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for liquid crystal displays (LCD/LED), antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

In 2021, the SQM’s revenues from iodine and iodine derivatives amounted to US$437.9 million, representing 15.3% of our total revenues in that year. We estimate that our sales accounted for approximately 31% of global iodine sales by volume in 2021.

SQM's strategy for the iodine business is:

i.	To achieve and maintain sufficient market share to optimize the use of the available production capacity.

ii.	Encourage demand growth and develop new uses for iodine.

iii.	Participate in the iodine recycling projects through the Ajay-SQM Group (“ASG”), a joint venture with the US company Ajay Chemicals Inc. (“Ajay”).

iv.	Reduce the production costs through improved processes and increased productivity to compete more effectively.

v.	Provide a product of consistent quality according to the requirements of the customers.

16.2.1	Iodine Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCD and LED screens, chemicals, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

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X-ray contrast media is the leading application of iodine, accounting for approximately 24% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 13%; iodophors and povidone-iodine, 8%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 6%; nylon, 4%; human nutrition, 4% and other applications, 14%.

Japan has the world's largest reserves of iodine, contained in brines rich in sodium iodide (NaI) in natural gas wells east of Tokyo, and estimated at 5 million tons of contained iodine. For reasons of geotechnical stability of the wells, the extraction of brine has a controlled flow, so its production is limited in its level current.

Iodine resources in Chile are found in the nitrate deposits of the regions of Tarapacá and Antofagasta, in the form of calcium iodate, Ca(IO3)2 in typical concentrations of 400 ppm (0.04% iodine by weight). It is obtained in co-production with sodium nitrate. The reserves in these deposits are estimated at 1.8 million tons of iodine, the second in the world.

The USA has similar resources in its type to Japan, but to a lesser extent (250,000 tons).

During 2021, the demand for iodine had a significant recovery compared to 2020 and exceeded the demand levels of 2019. Main drivers of this increase were in the X-ray contrast media market, in which demand grew by 14-15% compared to 2020, mainly due to worldwide growth in the healthcare industry spending during the year and increased accessibility to these types of treatments in emerging economies, mainly China. Another application for which demand increased above the market average was polarizing films for screens, growing around 6% compared to 2020, due to the reduction in TV costs, increased screen sizes and home office and home school trends as a result of the pandemic.

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The following figure shows the evolution of the production of iodine and its derivatives in Chile, from 1996 to 2021.

Figure 16-2. Iodine and Derivates, Production Evolution 1996-2021

Source: Chilean Copper Commission Non-Metallic Mining Statistics.

SQM supplies 12,300 metric tons of iodine and derivatives and other companies contribute the difference. The other Chilean producers are Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding company Inverraz S.A.; ACF Minera S.A., owned by the Chilean Urruticoechea family; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, which is owned by Chinese company Tewoo.

16.2.2	Iodine Products

SQM produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. The total production capacity of approximately 16,000 metric tons per year of iodine, including the Iris plant, which is located close to the Nueva Victoria plant.

Through ASG, SQM produces organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is one of the world’s leading inorganic and organic iodine derivatives producer.

Consistent with the business strategy, SQM works on the development of new applications for iodine-based products, pursuing a continuing expansion of the businesses and maintaining the market leadership.

SQM manufactures its iodine and iodine derivatives in accordance with international quality standards and have qualified its iodine facilities and production processes under the ISO 9001:2015 program, providing third party certification of the quality management system and international quality control standards that SQM has implemented.

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SQM’s revenues increased to US$437.9 million in 2021 from US$334.7 million in 2020. This increase was primarily attributable to higher sales volumes and higher average prices during 2021. Average iodine prices were more than 2.8% higher in 2021 than in 2020. Our sales volumes increased 27.2% in 2021.

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2021 were US$437.9 million, an increase of 30.9% compared to US$334.7 million generated for the twelve months ended December 31, 2020. During 2021, global demand for iodine had a significant recovery compared to 2020, even exceeding the demand levels seen before the COVID-19 pandemic. Main drivers of this increase were seen in the X-ray contrast media market, which demand grew by 14-15% compared to 2020, mainly due to worldwide growth in the healthcare industry spending during the year and increased accessibility to these types of treatments in emerging economies. This strong recovery led to a strong pricing environment during the year, with prices increasing over 11% in the fourth quarter 2021 when compared to the third quarter. As a result of tight supply/demand equilibrium, we are expecting the upward pricing trend to continue during 2022. We believe that demand growth in 2022 could be around 1%. We believe average prices in 2022 could be significantly higher.

The following table shows the total sales volumes and revenues from iodine and iodine derivatives for 2021, 2020, 2019 and 2018:

Table 16-1. Iodine and derivates volumes and revenues, 2018 - 2021

Sales volumes (Thousands of metric tons)	2021	2020	2019	2018
Iodine and derivatives	12.3	9.7	12.7	13.3
Total revenues (in US$ millions)	437.9	334.7	371	325

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16.2.3	Iodine: Marketing and Customers

In 2021, we sold our iodine products in approximately 52 countries to approximately 260 customers, and most of our sales were exports. Two customers each accounted for more than 10% of our iodine revenues in 2021. These two customers accounted for approximately 42% of revenues, and our ten largest customers accounted in the aggregate for approximately 77% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of the revenues:

Table 16-2. Geographical Breakdown of the Revenues

Revenues Breakdown	2021	2020	2019	2018
North America	23%	27%	24%	26%
Europe	40%	42%	33%	34%
Chile	0%	0%	0%	0%
Central and South America (excluding Chile)	2%	3%	2%	2%
Asia and Others	34%	27%	40%	37%

SQM sells iodine through its own worldwide network of representative offices and through its sales, support and distribution affiliates. SQM maintains inventories of iodine at its facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

16.2.4	Iodine Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Russia, Turkmenistan, Azerbaijan, Indonesia and China.

Iodine is produced in Chile using a unique mineral known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan, Azerbaijan, and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Five Chilean companies accounted for approximately 58% of total global sales of iodine in 2021, including SQM, with approximately 31%, and four other producers accounting for the remaining 27%. The other Chilean producers are Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding company Inverraz S.A.; ACF Minera S.A., owned by the Chilean Urruticoechea family; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, which is owned by Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 27% of global iodine sales in 2021, including recycled iodine. We estimate that iodine producers in the United States accounted for nearly 5% of world iodine sales in 2021.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams.

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We estimate the 17% of the iodine supply comes from iodine recycling. SQM, through ASG or alone, is also actively involved in the iodine recycling business using iodinated side streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers and their respective business strategies.

Our annual average iodine sales prices increased to approximately 36 USD/kg in 2021, from the average sales prices of approximately 35 USD/kg observed in 2020. During the first half of 2021, the price remained similar to 2020. However, in the second half of the year, the growth in demand and the challenging international logistics situation led to a gradual increase in prices.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices. The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we benefit competitively from the long-term relationships we have established with our largest customers

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices. Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. SQM has competitive advantages over other producers due to the size and quality of its mineral reserves and the production capacity available. Iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. SQM also benefits from the long-term relationships it has established with its main clients.

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16.3	Nitrates

Nitrates are obtained in Chile from the exploitation of the fields of nitrates that are in a strip of approximately 700 km long by 30-50 km wide, which is in the north of Chile, to the east of the Cordillera de la Costa, in the regions of Tarapacá and Antofagasta. This is the only area in the world where nitrate deposits have reserves and resources with economic content, where it is feasible to obtain different products such as nitrate sodium, potassium nitrate, iodine, and sodium sulfate. Its ore, called caliche, is presented preferably as a dense, hard surface layer of salt-cemented sands and gravels, with variable thicknesses between 0.5 m to 5 m.

The caliche resources and reserves estimated by SERNAGEOMIN for the year 2007, amounted to 2,459 million tons with an average grade of 6.3% nitrates. In turn, SQM reports that its total reserves amount to 1,378 million tons of caliche with an average grade of 6.29% of nitrates, this is 56% of national total.

Nitrates, in general, are considered specialty fertilizers because they are applied in a relatively narrow range of crops where it is possible to obtain higher yields and better products in their crops compared to massive fertilizers (urea and others).

Of these, potassium nitrate is today the main nitric fertilizer due to the combination of two primary nutrients, Nitrogen (N) and Potassium (K). Other nitric fertilizers are nitrate of sodium, ammonium nitrate and calcium nitrate. Nitrates explain less than 1% of the world market for nitrogenous fertilizers.

The most relevant crops for the potassium nitrate market are fruits, vines, citrus, tobacco, cotton and vegetables, where higher yields and specific benefits are achieved such as improvements in color, flavor, skin strength, disease resistance, etc.

Potassium nitrate competes favorably against ammoniacal fertilizers in Market niches indicated Its greatest advantage is the solubility and speed of assimilation by the plants. These properties have been key to gaining a solid position in the applications of drip irrigation and foliar fertilization that are applied in specialty crops and higher value, is that is, those that clearly bear the highest cost of this type of fertilizer.

In addition, sodium nitrate, historically recognized in the international market as "Salitre de Chile", fulfills functions like potassium nitrate, although the functionality of the sodium is more limited. For this reason, it has been losing importance to the benefit of potassium nitrate.

For some applications, a more balanced dose of sodium and potassium is required, therefore that "potassium-sodium" is especially elaborated, which corresponds to a mixture of 67% by weight of sodium nitrate and 33% potassium nitrate.

Additionally, nitrates can be modified by adding other functional nutrients, such as phosphorus, sulfur, boron, magnesium, silicon, etc., seeking to enhance certain fertilizer properties for more specific crops. These products fall into the range of fertilizer mixtures.

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Sodium and potassium nitrates also have industrial applications based on their chemical properties.

The alkaline oxides of sodium and potassium (Na2O and K2O) give it properties to melt and source of sodium or potassium, required in the special glass industry. The nitrate, for its composition rich in oxygen, strengthens the oxidizing properties. Its main applications industrial are found in high-resolution glasses for TV screens and computers, ceramics, explosives, charcoal briquettes, metal treatment and various chemical processes as a powerful industrial oxidant.

It is relevant to mention the great growth potential of the application of nitrates in solar thermal installations, where it plays the role of a heat accumulator that allows capturing the solar energy in the day and release heat at night to allow almost continuous operation of power generation plants. The most efficient solar salt for this purpose is a mixture of 60% by weight of sodium nitrate and 40% of potassium nitrate.

In Chile, the main companies producing nitrate are SQM, Cosayach and ACF. However, it is estimated that SQM produces close to 92% of the nitrates produced in Chile.

The following figure shows the evolution of the production of nitrates in Chile, from 1996 to 2021.

Figure 16-3. Evolution of the production of nitrates in Chile, 1996-2021

Source: Chilean Copper Commission Non-Metallic Mining Statistics.

In 2021, SQM supplies approximately 830,000 tons of nitrates to the SQM market.

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It is estimated that the Chilean participation in the potassium nitrate market is between 49% and 55% of world sales. It should be noted that Chilean natural nitrates, although unique in nature, must compete on the international market with similar products of synthetic origin, produced mainly in Israel, Jordan and China.

The price of nitrates has varied from 241 USD/tonne registered in 2003, reaching 400 USD/tonne in 2006 and 2007, and stabilizing between 650 USD to 900 USD in the period 2009-2019. In 2021 the price for Specialty Plant Nutrition was on average 792 USD/tonne and for Industrial Chemicals it was 753 USD/tonne.

In 2022, it is estimated that the demand for potassium nitrate decreased by 15%, as its average price rose to around 1,450 USD/tonne.

16.3.1	Specialty Plant Nutrition, Market, Competition, Products, Customers

In 2021, SQM's revenues from the sale of specialty plant nutrients was US$909 million, representing 32% of the total revenues for that year.

Specialty Plant Nutrients are premium fertilizers that allow farmers to improve their yields and the quality of certain crops. SQM produces four main types of specialty plant nutrients that offer nutritional solutions for fertigation, soil and foliar applications: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends.

In addition, SQM markets other specialty fertilizers including third-party products.

All these products are commercialized in solid or liquid form, for use mainly in high-value crops such as fruits, flowers and certain vegetables.

These fertilizers are widely used in crops using modern farming techniques such as hydroponics, greenhouses, foliar-applied crops and fertigation (in the latter case, the fertilizer is dissolved in water before irrigation).

Specialty plant nutrients have certain advantages over commodity fertilizers. Such advantages include rapid and effective absorption (no need for nitrification), higher water solubility, alkaline pH (which reduces soil acidity), and low chloride content.

One of the most important products in the field of specialty plant nutrients is potassium nitrate, which is available in crystallized and granulated (prilled) form, which allows different application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar applications. Potassium Nitrate Granules are suitable for direct use in soil.

SQM has developed brands for marketing according to the different applications and uses of the products. The main brands are: UltrasolR (fertigation), QropR (soil application), SpeedfolR (foliar application) and AllganicR (organic agriculture).

The new needs of more sophisticated customers demand that the industry provide integrated solutions rather than individual products. The products, including customized specialty blends that meet specific needs along with the agronomic service provided, allow to create plant nutrition solutions that add value to crops through higher yields and better-quality production.

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Because SQM products come from natural nitrate deposits or natural potassium brines, they have certain advantages over synthetically produced fertilizers.

One of these advantages is the presence in the products of certain beneficial micronutrients, valued by those customers who prefer products of natural origin.

As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

SQM's strategy in the specialty plant nutrition business is:

i.	Leverage (take) the advantages of the specialty products over commodity-type fertilizers.

ii.	Selectively expanding the business by increasing sales of higher-margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and specialty blends.

iii.	Pursue (seek) investment opportunities in complementary businesses to enhance (improve) the product portfolio, increase production, reduce costs, and add value to the marketing of the products.

iv.	Develop new specialty nutrient blends produced at the mixing plants that are strategically located in or near the principal markets to meet specific customer needs.

v.	Focus primarily on the markets where SQM can sell plant nutrients in soluble and foliar applications to establish a leadership position.

vi.	Further develop the global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors.

vii.	Reduce production costs through improved processes and higher labor productivity to compete more effectively.

viii.	Supply a product with consistent quality according to the specific requirements of customers.

Specialty plant Nutrition: Market

The target market for the specialty plant nutrients includes producers of high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and others. Furthermore, SQM sells specialty plant nutrients to producers of chloride-sensitive crops.

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Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mainly due to:

i.	The application of new agricultural technologies such as fertigation, hydroponics and greenhouses.

ii.	The increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use.

iii.	The increase in the demand for higher quality crops.

Over the last ten years the compound annual growth rate for per capita vegetable production was 3% while the same rate for the world population was close to 1%.

The global scarcity of water and arable land is driving the development of new agricultural techniques to maximize the use of these resources. An example of this is the more efficient use of water. While total irrigation has grown at an annual average of 1% over the last 20 years (like population growth), micro-irrigation (more efficient in water use) has grown by 10% per year in the same period. Micro-irrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. The specialty nitrate-based plant nutrients are fully water soluble and provide nitric nitrogen, which allows faster nutrient uptake by the crop than when using urea or ammonium-based fertilizers. This facilitates the efficiency in the consumption of nutrients in the plant and, therefore, increases the yield of the harvest and improves its quality.

The lowest global share of hectares under micro-irrigation over total irrigated hectares is recorded in Asia with a figure of around 3%. This means that there is a high potential for the introduction of this technology in the region in the next years.

China is an important market for potassium nitrate, however agricultural demand for this product is largely met by local producers. The demand for potassium nitrate in the Asian country reaches approximately 400,000 to 420,000 metric tons, of which approximately 130,000 metric tons are linked to the tobacco industry and approximately another 120,000 metric tons are related to horticulture.

Specialty plant Nutrition: Products

Potassium nitrate, and specialty blends are higher margin products that use sodium nitrate as a feedstock. These products can be manufactured in crystallized or prilled form. Specialty blends are produced using the company’s own specialty plant nutrients and other components at blending plants operated by the Company or its affiliates and related companies in Brazil, Chile, China, Spain, the United States, the Netherlands, Italy, Mexico, Peru and South Africa.

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The following table shows sales volumes and revenue for specialty plant nutrients for 2021, 2020 and 2019:

Table 16-3. Sales Volumes and Revenue for Specialty Plant Nutrients, 2021, 2020, 2019, 2018

Sales Volumes (Thousands of Metric Tons)	2021	2020	2019	2018
Sodium Nitrate	32.0	25.6	30.2	25
Potassium Nitrate and Sodium Potassium Nitrate	640.3	572.2	617.4	373.4
Specialty blends	305.5	271.3	238.9	242.5
Blended Nutrients and other Specialty Plant Nutrients	168.3	164.4	155.3	141.6
Total Revenues (in US$ millions)	909	701.7	723.9	781.8

In 2021, SQM's revenues from the sale of specialty plant nutrients increased to US$909 million, representing 32% of the total revenues for that year and 29% more than US$702 million for sales of the previous year. Average prices during 2021 were up approximately 17%.

It is estimated that SQM's sales volume of potassium nitrate marketed during 2021 represented close to 52% of the total potassium nitrate marketed in the world for all its applications (including agricultural use). During 2021, the agricultural potassium nitrate market increased approximately 4% when compared to 2020. These estimates do not include potassium nitrate produced and sold locally in China, only Chinese net imports and exports.

Depending on the application systems used to deliver specialty nutrients, fertilizers can be classified as granular (also known as “SFF” or Specialty Field Fertilizer) or soluble (also known as “WSF” or Water soluble fertilizer).

Granulated specialty nutrients are those for direct application to the soil, either manually or mechanized, which have the characteristics of high solubility, are free of chloride and do not present acid reactions, which makes them especially recommended for crops of tobacco, potatoes, coffee, cotton and for various fruit trees and vegetables.

In the soluble line, all those specialty nutrients that are incorporated into technician irrigation systems are considered. Due to the high-tech characteristics of these systems, the products used must be highly soluble, highly nutritional, free of impurities and insoluble particles, and with a low salt index. Potassium nitrate stands out in this segment, which, due to its optimal balance of nitric nitrogen and chloride-free potassium (the two macronutrients most required by plants), becomes an irreplaceable source for crop nutrition under technical irrigation systems.

Potassium nitrate is widely known to be a vital component in foliar applications, where it is recommended to prevent nutritional deficiencies before the appearance of the first symptoms, to correct deficiencies and increase resistance to pests and diseases, to prevent stress situations and promote a good balance of fruits and/or plant growth along with its development, especially in crops affected by physiological disorders.

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Specialty Plant Nutrition: Marketing and Customers

In 2021, SQM sold specialty plant nutrients in approximately 101 countries and to more than 1.300 customers. No customer represented more than 10% of specialty plant nutrition revenues during 2021, and the ten largest customers accounted in the aggregate for approximately 22% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The following table shows the geographical breakdown of the sales:

Table 16-4. Geographical Breakdown of the Sales

Sales Breakdown	2021	2020	2019	2018
North America	35%	35%	34%	31%
Europe	20%	21%	21%	26%
Chile	14%	14%	15%	14%
Central and South America (excluding Chile)	10%	10%	11%	10%
Asia and Others	19%	20%	20%	19%

SQM sells specialty plant nutrition products worldwide mainly through its own global network of sales offices and distributors.

Specialty Plant Nutrition: Competition

The main competitive factors in potassium nitrate sales are product quality, customer service, location, logistics, agronomic expertise, and price.

SQM is the largest producer of sodium nitrate and potassium nitrate for agricultural use in the world.

Sodium nitrate products compete indirectly with specialty substitutes and other commodities, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market, SQM´s largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. It is estimate that sales of potassium nitrate by Haifa accounted for approximately 17% of total world sales during 2021 (excluding sales by Chinese producers to the domestic Chinese market). SQM's sales represented approximately 52% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has been producing potassium nitrate from caliche and potassium chloride since 2005.

Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan.

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In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

In Chile, the products mainly compete with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Products compete on the basis of advantages that make them more suitable for certain applications as described above.

16.3.2	Industrial Chemicals, Market, Competition, Products, Customers

In 2021, the SQM´s revenues from Industrial Chemicals sales amounted to US$132 million, representing 4.7% of the total revenues for that year.

SQM produces and markets three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride.

Sodium nitrate is mainly used in the production of glass and explosives, in metal treatments, metal recycling and the production of insulating materials, among others.

Potassium nitrate is used as a raw material to produce frits for ceramic and metal surfaces, in the production of special glasses, in the enamel industry, metal treatment and pyrotechnics.

Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants.

Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.

In addition to producing sodium and potassium nitrate for agricultural applications, SQM produces different grades of these products, including prilled grades, for industrial applications. The grades differ mainly in their chemical purity.

At SQM there is some operational flexibility in the production of industrial nitrates because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification.

SQM, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, SQM produces, markets and sells industrial potassium chloride.

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The strategy in industrial chemical business is to:

(i)	Maintain the leadership position in the industrial nitrates market.

(ii)	Encourage demand growth in different applications as well as exploring new potential applications.

(iii)	Reliable supplier for the thermal storage industry, maintaining close relationships with R&D programs and industrial initiatives.

(iv)	Reduce production costs through improved processes and higher productivity to compete more effectively

(v)	Supply a product with consistent quality according to the requirements of the customers.

Industrial Chemicals Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics and explosives, metal recycling, insulation materials, metal treatments, thermal solar and various chemical processes.

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “concentrated solar power” or “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio and are used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Depending on the power plant technology, solar salts are also used as a heat transfer fluid in the plant system and thereby make CSP plants even more efficient, increasing their output and reducing the Levelized Cost of Electricity (LCOE).

A growing trend for the CSP application is seen because of its economical long duration electricity storage. The thermal storage of CSP plants helps to improve the stabilization of the electricity grid. Like all large power generation plants, such large CSP power plants are capital intensive and require a relatively long development period.

We supply solar salts to CSP projects around the world. In 2021, we sold approximately 100,000 metric tons of solar salts to supply a CSP project in the Middle East. We expect to supply over 400,000 metric tons to this project between 2020-2022. In addition, there are several major solar salt and Carnot Battery projects currently under development worldwide that we believe we could supply between 2022-2025. There is also a growing interest in using solar salts in thermal storage solutions not related to CSP technology. Due to their proven performance, solar salts are being tested in industrial heat processes and heat waste solutions. These new applications may open new opportunities for solar salts uses in the near future, such as retrofitting coal plants.

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Industrial Chemicals Products

Revenues for industrial chemicals decreased to US$132 million in 2021 from US$161 million in 2020, because of lower sales volumes in this business line. Sales volumes in 2021 decreased 22.0% compared to sales volumes reported last year.

The following table shows the sales volumes of industrial chemicals and total revenues for 2021, 2020, 2019 and 2018:

Table 16-5. Sales Volumes of Industrial Chemicals and Total Revenues for 2021, 2020, 2019 and 2018

Sales Volumes (Thousands of Metric Tons)	2021	2020	2019	2018
Industrial Chemicals	173.4	225.1	123.5	135.9
Total Revenues (In US$ millions)	132	160.6	94.9	108.3

Industrial Chemicals: Marketing and Customers

In 2021 SQM sold industrial nitrate products in 59 countries to 338 customers. One customer accounted for more than 10% of SQM´s revenues of industrial chemicals in 2021, accounting for approximately 51%, and the ten largest customers accounted in the aggregate for approximately 61% of such revenues.

No supplier accounted for more than 10% of the cost of sales of this business line. SQM makes lease payments to CORFO which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride.

The following table shows the geographical breakdown of the revenues for 2021,2020, 2019 and 2018:

Table 16-6. Geographical Breakdown of the Revenues

Sales breakdown	2021	2020	2019	2018
North America	23%	15%	29%	25%
Europe	15%	7%	16%	16%
Chile	1%	3%	42%	4%
Central and South America (excluding Chile)	6%	3%	7%	11%
Asia and Others	56%	72%	6%	43%

SQM´s industrial chemical products are marketed mainly through its own network of offices, representatives and distributors. SQM maintains updated inventories of the stocks of sodium nitrate and potassium nitrate, classified according to graduation, to facilitate prompt dispatch from its warehouses. SQM provides support to its customers and continuously work with them to develop new products and applications for its products.

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Industrial Chemicals Competition

SQM is one of the world's largest producers of industrial sodium nitrate and potassium nitrate. In 2021, SQM's estimated market share by volume for industrial potassium nitrate was 61% and for industrial sodium nitrate was 43% (excluding domestic demand in China and India).

The competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation, and several producers in China and Eastern Europe are highly competitive. They produce industrial sodium nitrate as a by-product of other production processes.

SQM´s industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from many producers worldwide.

The main competitor in the industrial potassium nitrate business is Haifa, which had a market share of 10% for 2020. SQM's market share was approximately 61% for 2021. Other competitors are mainly based in China.

Producers of industrial sodium nitrate and industrial potassium nitrate compete in the marketplace based on attributes such as product quality, delivery reliability, price, and customer service. SQM´s operation offers both products at high quality and with low cost. In addition, SQM´s operation is flexible, allowing to produce industrial or agricultural nitrates, maximizing the yields, and reducing commercial risk. In addition, with certain restrictions, SQM can adapt production from one grade to another depending on market needs.

In the potassium chloride market, SQM is a relatively small producer, mainly focused on supplying regional needs.

Pricing Estimates

The QP has determined that using 40.0 USD/kg for iodine at the port of Tocopilla is the appropriate price for this study. Nitrates are more complicated since various products are produced based on market conditions, however the QP has determined that an appropriate average price for nitrates at Tocopilla is $US820. The derivation of a price for delivery of nitrates for refining in Coya Sur is detailed in Section 19.

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17	Environmental Studies, Permitting and Social or Community Impact

The following section details the regulatory environment of the Project. It presents the applicable laws and regulations and lists the permits that will be needed to begin mining operations. The Environmental Assessment (SEA) process requires data to be collected on many components and consultations to inform relevant Project stakeholders. The main results of this inventory and consultation process are also documented in this section. Design criteria for water and mining waste infrastructure are also described. Finally, the general outline of the mine rehabilitation plan is presented to the extent of the information available at this time.

17.1	Environmental Studies

Law 19.300/1994 on the General Bases of the Environment (Law 19,300 or Environmental Law), as amended by Law 20,417/2010 and Supreme Decree No. 40/2012 Regulation of the Environmental Impact Assessment Service (Supreme Decree No. 40/2012 or RSEIA)) determines how projects that generate some type of environmental impact should be developed, operated and closed. As for mining projects, art. 3.i of the Environmental Law defines that the mining project must be submitted to the Environmental Impact Assessment System (SEIA) before being developed.

The Orcoma project aims to produce iodide, iodine and nitrate-rich salts from the extraction and processing of caliche, from deposits rich in this mineral, located in the area called Pampa Orcoma, commune of Huara. It was presented in 2015 and has the following projects:

⮚	Orcoma Project, presented through an EIA and approved by RCA No. 75/2017.

⮚	Project "220/33 Kv Orcoma Sectioning Substation", presented through a DIA and approved by RCA No. 20220100167/2022.

17.1.1	Baseline Studies

Each time the project has been submitted to the SEIA, baseline environmental studies have been carried out, which corresponds to a description of the physical, biological and socioeconomic environmental components that characterize the area of influence of the project. The last Environmental Impact Study (EIA) approved by RCA No. 75/2017included the following environmental baseline studies.

The following is a more detailed analysis of certain components of the baseline:

Hydrology

Regarding precipitation, in the area of influence it is almost zero with average annual values between 0.8 and 1.3 mm with a slightly marked seasonality towards the summer months, with years in which precipitation is zero and years in which it reached magnitudes of 7.9 and 19.4 mm per year respectively for each station (information from Huara weather stations in Fuerte Baquedano, in force since 1993, and Iquique, in force since 1984 respectively).

R Spec of runoff, due to the condition of extreme aridity of the area, in the area of influence there are no surface runoffs of permanent characteristics, and there may only be sporadic or intermittent runoff, associated with precipitation events such as storms. Tributary flood flows were estimated at points of intersection with the linear and polygonal works of the project for a rainfall of 10 years of return period, obtaining flows of the order of 0.9 to 2 m3 / s.

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Hydrogeology

In the area of influence 2 hydrogeological units are developed: filling and hydrogeological basement (see Figure 17-1). The area of influence is almost exclusively on the Sedimentary Fill unit. The filling corresponds to polymictic sandy gravel, supported matrix, well cemented by salts, while the hydrogeological basement corresponds to intrusive and volcanic sequences.

The area of influence, according to the DGA, is located in an area of very low hydrogeological importance. In this area there are no wells or geophysical information that give indications of the existence of groundwater. The limestones excavated in the mine area showed no water for the first few meters from the surface.

Based on the available and analyzed background, it can be estimated that there is no groundwater resource in the project site area.

Figure 17-1. Hydrogeological units

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Soil

The soils present in the area of influence correspond to soils with a very low degree of soil development, according to the extreme environmental conditions of aridity, which have limited the intensity with which the soil-forming processes have acted.

Two homogeneous soil units have been identified, cataloged as "Desert Soil of the Pampas" and "Desert alluvial soils", mainly associated with the depositional plains or alluvial flats sectors.

95.5% of the total area of influence is associated with the homogeneous unit "Desert Soils of the Pampas" and 1.1% with "Desert Alluvial Soils"; while the representativeness of the miscellaneous units "Tierras de Ladera del Farellón Costero" and "Dune Litoral" is very marginal, each representing 2.7% and 0.7% of the total area of influence, respectively.

Plants

Sector (Huara - Caleta Buena): The absence of vegetation and living vascular flora in the sector, such as stubble, shows the effect of the severe desertification suffered by these ecosystems in inter-Niño periods, whose degradation of plant material (greater pressure of herbivory and collection of woody material as fuel, etc.) reduces the expectations of regeneration, regrowth and germination of the species that inhabit such severe ecosystems.

The results obtained for the rest of the IA of the Project, and which are located to the east, are inserted in an area of absolute desert, where the extreme conditions of aridity prevent the development of specimens of flora and the existence of vegetation formations.

Zapiga Sector – Pampa del Tamarugal: Within the area planted with P. tamarugo in the Zapiga sector, 5 strata were identified in which the inventoried surface was classified. For the definition of the different strata, the differences in the coverage of tree canopies identified on satellite images were used as a criterion.

The forest inventory carried out determined a total of 276,541 specimens present in the area planted in this sector. Of these, 4.4% (12,101 specimens) correspond to dead trees standing.

The dominant height of the trees in the Zapiga sector turned out to be very variable, registering trees between 2.5 and 14 m high. The dominant heights that occurred most frequently varied between 3.5 and 4.5 m, which was observed in 51.9% of the total area inventoried (2,749 ha).

Wild animals

During the collection of information carried out in the different sampling stations, in the pampas were registered or species, being 7 Native and one species introduced. Of the former, three correspond to reptiles, two to birds and two to mammals. Of the species that are classified in some conservation category: the species Microlophus theresioides (Teresa corridor), classified as "Rare", and Phrynosaura reichei (Reiche's dragon) as "Insufficiently known", are endemic, corresponding to reptile species highly adapted to life in extreme desert environments, and are characterized by small populations and low mobility. Likewise, Phyllodactylus gerrhopygus (great northern salamander) is in the "Vulnerable" conservation category, in addition to presenting a "High" risk index, being a species sensitive to disturbances. For its part, Leucophaeus modestus (garuma gull) is classified as "Vulnerable", with a risk index "Medium", being considered endemic to the Humboldt current and extreme nesting of the Atacama Desert, so it is also possible to consider it as a species of high sensitivity. Finally, the presence of Pseudalopex culpaeus (culpeo fox), a highly mobile species and conservation category of "Least Concern"

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On the coastal edge the greatest wealth was recorded, accounting for a total of 16 species, represented by a reptile, thirteen birds and two species of mammals. As for endemism in this sector, the species that are considered endemic correspond to: Microlophus quadrivittatus (four-banded corridor), Cinclodes nigrofumosus (coastal churrete), L. modestus (garuma gull), and Numenius phaeopus (curlew), which is a migratory bird boreal. In the coastal sector, eight species are in some conservation category according to current legislation. The species Lontra feline (chungungo) is highly sensitive to disturbances, being in the "Vulnerable" conservation category and presenting a "High" risk index as a habitat specialist. However, it has a high mobility on the coastal edge, which allows it to widely use this type of environment. The species Phalacrocorax bougainvillii (guanay) and Leucophaeus modestus (garuma gull), classified as "Vulnerable", and M. quadrivittatus (four-band corridor), in conservation category "Insufficiently known", have a risk index "Medium". With risk index "Low" and conservation category "Insufficiently known" are the species Phalacrocorax gaimardi (Lile) and Sula variegata (booby). Finally, Spheniscus humboldti (Humboldt penguin) has category "Vulnerable" and was detected only by remains of a specimen, establishing itself as a circumstantial record.

In the sector of Zapiga three species were recorded, of which 2 are reptiles, seven correspond to birds and four to mammals, one of the latter pests corresponds to an introduced species. Finally, in relation to the Zapiga sector, five species have conservation status: P. gerrhopygus (great northern salamander) classified as "Vulnerable", M. theresioides (Teresa corridor) classified as "Rare", in addition to be the only endemic of this sector, Conirostrum tamarugense (Tamarugal comesebo) classified as "Insufficiently known", while Eligmodontia puerulus (silky-footed mouse) and P. culpaeus (culpeo fox) are listed as "Least concern."

Fungi and Lichens

For Lichen species present in the area of influence, it is observed that a significant proportion corresponds to endemic species (15%). This characteristic is due to the environmental conditions of the coastal desert of northern Chile, where the presence of the so-called oases of fog allows the establishment of lichen communities that have been isolated since the rise of the Cordillera de la Costa and the increase in temperatures.

In the case of macromycetes, they could not be detected in the area of influence of the project, a situation justified by the conditions of extreme aridity and absence of vegetational formations. In addition, it is considered that the field campaigns carried out are sufficient to characterize the component in the area.

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Biological Oceanography

Planktonic communities

The results obtained in this study indicated that the phytoplanktonic organisms registered in the study area corresponded to taxa characteristic of temperate waters of the northern zone of Chile. The taxonomic composition, considering the two seasonal campaigns evaluated, was generally marked by species of the division Bacillariophyta (diatoms) and Dinophyta (dinoflagellates).

Regarding the zooplankton community, the results obtained in this study showed that the organisms identified in Caleta Buena corresponded to planktonic taxa characteristic of the northern zone of Chile (Hidalgo et al. 2012). In the two monitored seasonal campaigns, the composition of the zooplankton assemblage was represented by holoplankton and meroplankton organisms, mostly early developmental stages.

The ecological variables described for holoplankton showed variations between the sampling points evaluated in Caleta Buena, without a clear pattern between coastal and oceanic points for either of the two seasonal campaigns evaluated. The same pattern was observed for zooplankton biomass.

Finally, the ichthyoplankton evaluated in Caleta Buena was represented, in the two seasonal campaigns, mostly by eggs and larvae. In both campaigns, in the six sampling points, eggs of the species Engraulis ringens (Anchovy) and Normanichthys crockeri (Mote or Cod) stood out as dominant taxa.

Intertidal Communities Hard Fund

The epibiota assemblages present in the intertidal zone of hard substrate are made up of faunal and phycological elements characteristic of rocky coastal environments of northern Chile.

In general, all the transects visited presented uniform zonation patterns characterized by the presence in the lower stratum of the brown macroalgae belt of the genus Lessonia sp. and the molluscs Enoplochiton niger and various representatives of fissurélidos snails (Fissurella crassa and Fissurella sp.), as well as cirripedios Balanus sp. In the intermediate stratum was characteristic the presence of the belt of cirripedios (of the genus Balanus sp. in the lower zone of the stratum and of Jhelius cirratus in the upper zone of the stratum) covered by various species of green, red and brown macroalgae, where Ulva sp. stands out. Meanwhile, in the upper stratum highlights the presence of the belt of littorinid snails Nodilittorina peruviana, which cohabit in some transects visited with the cirripedios J. cirratus.

Intertidal Communities Soft Fund

The soft-bottomed intertidal community in the study area, during the summer and winter campaign of 2015, was characterized by registering a taxonomic composition characteristic of intertidal zones of sandy beaches where polychaete worms were the faunal group with more taxonomic representation in the transects evaluated.

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Subtidal Communities Hard Fund

The dominant species in the study area corresponded to calcareous macroalgae of the genus Lithotamnium, while in the sessile fauna the banks of mytilids (Choros and cholgas) represent a prominent group in the study area. Meanwhile, for the group of mobile fauna gastropod molluscs of different types are the animals that characterize the prospected assemblies.

Subtidal Communities Soft Fund

The taxonomic composition of the prospected assemblages was configured by taxonomic groups of wide geographical distribution, which are also characteristic for northern latitudes. Considering the two seasons sampled, in general, a differentiation was recognized with respect to the composition of the prospected assemblages between coastal and oceanic sampling points. While in the former, species associated with soft substrates of greater granulometry (medium sand-fine sand) such as polychaete worms P. peruana or S. bombyx dominated, in the oceanic points taxonomic groups associated with finer substrates (fine-mud sand) dominated as representatives of the Magelonidae family or P. pinnata.

Human environment

The settlements or human groups that are part of the Project's Area of Influence correspond to: Huara, Bajo Soga, Colonos Rurales and Pisagua, all belonging to the commune of Huara, Tarapacá Region.

The justification of the Area of Influence is due to the fact that the aforementioned settlements are the potential recipients of the effects associated with vehicular traffic on Route 5; demand for food and lodging services; emission of particulate matter and polluting gases; emission of noise and vibrations, product of the activities of the Project during the different phases, in addition to the sporadic alteration of economic activities during the construction and operation of a seawater collection system in the northern sector of Caleta Buena (32 km south of Pisagua).

By way of conclusion, it is possible to point out that:

⮚	Geographical Dimension: in all the settlements of the AI, there is natural flow towards Iquique, due to its role as a nodal pole. There the population is supplied with products, attend procedures, to be treated in the most complex and specialized health and education system, etc. On the other hand, it should be considered that an important part of the population of these settlements has relatives who reside in Iquique, and commercializes their agricultural products in this city, for which they maintain a constant link with it.

⮚	Anthropological: with regard to this dimension, it is worth mentioning that some of the IIA settlements have an indigenous character, mainly in the Bajo Soga sector. In the Huara sector the population has a greater identification with the Pampas culture and in the town of Pisagua with the artisanal fishing tradition of Northern Chile. In addition, there are Aymara indigenous organizations It should be noted that the Orcoma project as well as the settlements of the AI, are located outside the geographical limits of the ADI Jiwasa Oraje.

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Bajo Soga and Colonos Rurales are the closest settlements, both composed mainly of Aymara population (although in Colonos Rurales the owners of plots reside more permanently in Arica). Although Bajo Soga has a larger indigenous population than in the other localities located in the AI, however, at present the indigenous organizations (Pueblo de Colchane Indigenous Community, Pisiga Choque Indigenous Community, and Central Citani Indigenous Community) are not active in the sector, since their territorial origin is in the highland commune of Colchane , being the lands they own in the Bajo Soga sector a recent grant by the State for a compensation of land in their commune of origin. The villages with the largest indigenous population in the commune of Huara are mainly located in the streams located outside the project's area of influence.

Regarding cultural events, it is worth mentioning the celebration of San Lorenzo de Tarapacá, on August 10. This festival, which attracts inhabitants of the towns of Huara and other cities of the Tarapacá Region, is the second most important in the region after La Tirana, due to its high turnout.

⮚	Socioeconomic: both Bajo Soga and Settlers Rural, are eminently agricultural settlements, where the main economic activities are the cultivation of vegetables, vegetables and fruits. In the case of Bajo Soga, production is higher, so they market products to regional markets, such as Iquique and Arica. Regarding Pisagua, the economy of the settlement revolves around the extraction of marine resources (fishing, diving and seaweed collection). According to the interviews carried out, the fishermen and seaweeds declare to use the Caleta Buena sector sporadically, as an area free of fishing and seaweed collection. In this sense, it does not constitute an area of preferential productive use for fishermen, who develop extraction activities on a regular basis in Caletas Pisagua, Junin and Mejillones Norte. In addition, the area of Caleta Buena would serve to protect the boats that use it occasionally.

⮚	Basic Social Welfare: the town of Huara has few accommodation and food establishments, along with Pisagua, while the rest of the towns do not have any type of establishments. In addition, in the town of Huara is the Family Health Center, which has the capacity to serve exclusively the inhabitants of the commune.

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Figure 17-2. Sectors of the area of influence

Cultural heritage

Of the two natural attractions identified, the Pampa del Tamarugal National Reserve, specifically lot No. 1 corresponding to the Zapiga sector, is the closest to the Project, however, it is outside its area of influence. Regarding the infrastructure of services, it should be noted that none of the natural attractions has such infrastructure. As for its importance, none of the natural attractions identified is within an international hierarchy, that is, that they have great significance for the international tourism market, capable by itself of motivating a significant flow of visitors.

In relation to cultural attractions, 23 attractions were identified in the study area which allow the development of cultural tourism based mainly on the visit to historical places related to the saltpeter era, the Pacific War and other episodes of our history, as well as the visit to archaeological sites such as the "Atacama Giant", places of scenic beauty and religious importance such as the town of Tarapacá and religious events of local and in some cases regional importance. They stand out within the cultural attractions, three of them; the Church and bell tower of Tarapacá, the former Port of Pisagua and the Geoglyphs of Cerro Unitas (Atacama Giant) for being attractions of international importance.

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17.1.2	Environmental Impact Study

Based on the results of the EIA (Chapter 7), project activities and their potential environmental impacts were analyzed. This made it possible to identify the environmental components that could be directly or indirectly affected during the different phases of the project and where they are located.

For those significant environmental impacts, management measures were designed to mitigate, repair and compensate the relevant affected elements.

The following table summarizes that information.

Table 17-1. Environmental impacts of the Orcoma project and measures contemplated in the Mitigation, restoration and compensation Plan.

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The Orcoma project has a modification called Orcoma 220/33 kV Disconnector Substation Project. This project is part of the modification that must be made due to the need to replace the Tap Off substation of the Orcoma project that is approved by Environmental Qualification Resolution (RCA) No. 75/2017, with a Disconnecting Substation, which will allow the connection with the Condors-Parinacota Electric Transmission Line (LTE). It should be noted that it modifies only the indicated, maintaining everything else that is approved by RCA No. 75/2017.

This replacement is due to the changes introduced in the Technical Standard for Safety and Quality of Service (NTS and CS) carried out in 2019 by the National Energy Commission (CNE), after the approval of the Orcoma project, which establishes that all line starts in transmission system must be of the line disconnector type in configuration with switch and a half, requirement that does not satisfy the Tap Off contemplated in the original project, since this consists of a simple connection.

The EIS of the Orcoma 220/33 kV Sectioning Substation Project was rated favorably on 21.10.2022 by RCA No. 20220100167.

17.2	Operating and Post Closure Requirements and Plans

17.2.1	Waste disposal requirements and plans

During the operation of the Project, solid waste assimilable to households, non-hazardous industrial solid waste and hazardous solid waste will be generated. The type, quantities, handling and final disposal of the different wastes to be generated during this phase of the Project are presented in detail below.

Solid Waste Assimilable to Household (RSA)

The solid waste assimilable to household (RSA) will correspond mainly to food scraps, generated by the personnel of the operation phase, in the dining rooms enabled in the COM, north mine workshop and industrial area. According to the above, a maximum generation of 225 kg/day 9 of this type of waste is estimated.

This waste will be stored in garbage bags or in closed containers, inside hermetic containers properly labeled that avoid the attraction of wildlife and vectors. The containers will be installed in a delimited area for this purpose. The removal of the RSAs will be carried out by an authorized company -with a weekly frequency- which will transfer them to an authorized final disposal site.

It is worth mentioning that during this phase of the Project any type of delivery of food to the wildlife present in the work areas, by the Owner and / or by the contractors, will be strictly prohibited.

Non-hazardous Industrial Solid Waste

Non-hazardous industrial solid waste corresponds, for the most part, to by-products generated during the different processes contemplated in the operation. Both the discard salts and the gypsum will be definitively available in the waste salt collection sector, near the solar evaporation pools. The clays will be permanently disposed of in a depleted leaching pile. The rest of the waste from the generation points will be disposed of in duly identified drums, located in the temporary storage sectors defined throughout the project, for subsequent removal, transfer and final disposal, through a duly certified company.

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Hazardous Industrial Solid Waste

In relation to hazardous waste, these will be generated as a result of operating activities. They mainly correspond to waste oils, used batteries, activated carbon, iodine-contaminated material and waste contaminated with hydrocarbons.

17.2.2	Monitoring and Management Plan as Defined in the Environmental Authorization

The Environmental Monitoring Plan (PES) aims to ensure that the relevant environmental variables that were subject to environmental assessment evolve as projected. In accordance with the above, the PES is an instrument that allows verifying the validity of the environmental impact forecast and the effectiveness of the mitigation, repair and compensation measures to be implemented. If the monitoring data indicate values that conform to the impact estimates, it is concluded that the system is behaving according to the expected environmental safety ranges. On the other hand, if the monitoring indicates variations that do not conform to the forecasts, it is necessary to examine whether the causes of these variations correspond to natural processes of the system in question or represent anomalies during the construction or operation of the Project.

The owner, as well as the Contractors designated by him, will have a team of professionals to ensure compliance with the RCA, the Plan of Mitigation, Restoration and Compensation Measures (PMMRC), and Chilean environmental regulations. Thus, the holder will have a multidisciplinary professional team, which will advise and accompany the contractors in the process of implementing the PMMRC and the environmental commitments stipulated in the RCA. The owner will control that the authorized surfaces and that the environmental components intervened by the Contractors coincide with those declared in the EIA. It should be noted that this Monitoring Plan contains all the elements stipulated in article 105 of title VI of Supreme Decree No. 40/2012 of the MMA and Resolution No. 223/2015 of the SMA, which are:

⮚	Project phase,

⮚	Components of the environment to be measured and monitored,

⮚	Environmental impacts and associated measure,

⮚	Location of the points where the monitoring is carried out,

⮚	Parameters that will be used to characterize the state and evolution of this component,

⮚	Permitted or committed levels or limits,

⮚	Frequency and duration of the monitoring plan according to the phase of the project,

⮚	Measurement methods or procedures, and

⮚	Deadline and frequency of report delivery with monitoring results.

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17.3	Status of Environmental and Sectorial Permits

The following table summarizes the sectoral environmental permits and pronouncements applicable to the Project, as set out in Supreme Decree No. 40/2012 of the Ministry of the Environment, which approves the Regulation of the Environmental Impact Assessment System (RSEIA).

Table 17-1. Sectoral Permits defined in Environmental Resolutions

In addition, it has authorization from the Sernageomin Exploitation Method and Processing Plant:

⮚	Resolution Ex. 671/2022. Approves Project "Profit Plant, Orcoma Project".

⮚	Resolution Ex. 1860/2021. Approves "Orcoma Project Exploitation Method".

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17.4	Social and Community

This sub-section contains forward-looking information related to plans, negotiations or agreements with local individuals or groups for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including that regulatory framework is unchanged for Study period; no unforeseen environmental, social or community events disrupt timely approvals.

17.4.1	Plans, Negotiations, or Agreements with Individuals, or Local Groups

The company has established agreements with indigenous and non-indigenous communities on different aspects that derive from both previous commitments and programs associated with corporate policies on community relations, for example:

⮚	Registration of the community hotline, as a permanent communication mechanism. Community telephone.

⮚	Permanent briefings.

Working groups with different communities and territories:

It should be noted that, in general terms, and in accordance with the confidentiality clause, the final amount of the commitments signed by SQM with local organizations or communities is not available.

Notwithstanding the foregoing, a document or agreement of standardized format was available, with contents such as the following: general background of the agreement; background on community relations; long-term relationship; validation of agreements; Contributions; accountability of funds; external audit; work table and operation; obligations of the parties; environmental commitments for the sustainability of the territory; communications between the parties; dispute settlement; mechanisms to revise the agreement; assignment of rights; anti-corruption clause; other commitments; duration of the agreement; domicile.

However, within the framework of the company's relationship policies, the following working groups are maintained:

HUARA

1)	Huara Working Group: 14 social organizations.

2)	Pisagua Working Group: 9 organizations

3)	Bajo Soga Working Group: 8 organizations.

4)	Working Group of Rural Settlers: stan-by due to inactivity of the Rural Settlers AG.

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17.4.2	Commitments to local Procurement or Contracting

Notwithstanding the foregoing, as part of its community relations policy, SQM has programs aimed at hiring local labor, such as:

⮚	Employability workshops aimed at improving the curriculum vitae for job interviews.

⮚	More Suppliers of Tarapacá Program.

17.4.3	Social Risk Matrix

There is no specific risk matrix to assess these aspects at the corporate level. In the framework of the working meetings for the preparation of this report, it was indicated that there are initiatives to evaluate these aspects but that they lack a specific program or derive from a specific commitment or objective.

17.5	Mine Closure

This sub-section contains forward-looking information related to mine closure for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including prevailing economic conditions continue such that unit costs are as estimated in constant (or real) dollar terms, projected labor and equipment productivity levels are appropriate at time of closure and estimated infrastructure and mining facilities are appropriate at the time of closure.

17.5.1	Closure, Remediation, and Recovery Plans

During the abandonment stage of the Project, the measures established in the "Orcoma” Closure Plan approved by the National Geology and Mining Service (SNGM), through Resolution No.  1067 of 20 22.

Among the measures to be implemented are the removal of metal structures, equipment, materials, panels and electrical systems, deactivation of facilities, closure of accesses and installation of signaling. The activities related to the cessation of the operation of the Project will be carried out in full compliance with the legal provisions in force at the date of closure of the Project, especially those related to the protection of workers and the environment.

Closing Measures

Prior to the execution of the closure plan, an analysis will be carried out to identify those facilities, parts and equipment of the Project that represent a potential risk to the health of people and the environment and that, therefore, need to be removed or dismantled to ensure the physical and chemical stability of the Project. Prior to the implementation of the leaching pile closure plan, during the operation phase, aspects of the design of the piles that ensure their stability for the closure phase of the batteries will be considered.

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The closure phase considers an inspection of the condition of the piles and the stabilization of the slopes if necessary, for which some of the following measures may be taken: (i) reduction of the slope angle, (ii) construction of berms and (iii) placement of heels. Finally, the corresponding safety signage will be installed.

Given the climatic conditions that prevail in the sector, which correspond to the normal desert climate, with almost absolute absence of rainfall, it is estimated that the construction of interceptor dikes and rainwater channels is not necessary.

Since the leaching agent used is water, it is not necessary to wash gravel, in addition the behavior of the collected gravel forms a layer that mitigates the fugitive emissions that could be generated with the dragging of the wind, therefore it is not necessary to cover the stockpiles. For the rest of the complementary and auxiliary installations, the measures are also aimed at protecting the safety of people and animals, and are basically the removal of structures, road closures, signaling installation, remove energy of the facilities and perimeter closures, and leveling of the land.

Once the dismantling and recovery works of the intervened areas have been carried out, those records that evidence the execution of the activities planned for this phase, such as technical reports of activities carried out, plans, photographic records, among others, will be presented to the corresponding environmental authority.

Risk Analysis

SERNAGEOMIN, in consideration of Law 20,551 and Supreme Decree No. 41/2012, requests owners to carry out a risk assessment that considers the impacts on the health of people and the environment in the context of the closure of the mining site at the end of its useful life. This risk assessment was carried out considering the Risk Assessment Methodology for Mine Closure currently in force.

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Table 17-2. Risk Assessment of the main Orcoma facilities

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17.5.2	Closure Plan, Closing Cost

The total amount of Orcoma's closing, considering the closing and post-closing activities, amounts to 123,253 UF (107,652 UF for closing and 15,601 UF for post-closing). Below is a summary of the costs reported to the authority in the Orcoma Closure Plan see Table 17-4 and 17-5

Table 17-3. Orcoma Closing Cost

Table 17-4. Post-Closure Cost of Orcoma

The useful life of the project is 28 years, as established in the Closure Plan. The evolution of the provision of guarantees is shown below.

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Figure 17-3. Financial Guarantees

Blue color is the guarantee or bond (UF), orange color is the difference with protected value (UF).

Table 17-5. Financial Guarantees

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17.6	The Qualified Person’s Opinion on the Adequacy of Current Plans to Address any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups.

In terms of environmental studies, permits, plans, and relations with local groups, the Pampa Orcoma Project submitted an EIA, complying with the established contents and criteria, and the legal requirements of current environmental regulations. Since it is a project (construction has not begun), it is possible to conclude the following:

Generally, the main effects generated by this type of project are the result of the extraction of fresh water, but, since this particular Project does not consider the extraction of fresh water and, on the other hand, it considers the supply of the required water from a seawater supply system, it can be concluded that this will be sufficient to avoid any effects that the project could generate on the water, fauna and flora as a consequence of the water requirement of the Project.

In addition, the Project committed to some monitoring measures to follow-up on the different components and detect any effects on them as a result of project implementation. This will allow the project owner to define measures, if necessary.

Additionally, SQM is elaborating a new EIA for the increment of prill Iodine production of Pampa Orcoma's operation. There is no detailed information regarding the characteristic of the project to assess the main risks, measures or costs that may be generated by its approval and execution. SQM has experience presented and submitted several successful projects under SEA with similar characteristics. Finally, there is a risk of not obtain the environmental authorization in the timeframe and/or terms required.

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18	Capital and Operating Costs

This section contains forward-looking information related to capital and operating cost estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this section including prevailing economic conditions continue such that unit costs are as estimated in constant (or real) dollar terms, projected labor and equipment productivity levels and that contingency is sufficient to account for changes in material factors or assumptions.

SQM is the world’s largest producer of potassium nitrate and iodine and one of the world’s largest lithium producers. It also produces specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). The products are sold in approximately 110 countries through SQM worldwide distribution network, with more than 92% of the sales derived to countries outside Chile.

The Pampa Orcoma Project contemplates:

⮚	Open pit exploitation of mining deposits.

⮚	Enabling support facilities called the COM.

⮚	Construction of an iodide production plant, with a capacity of 5,000 tpy (of equivalent iodine).

⮚	Construction of an iodine plant, to process up to 5,000 tpy.

⮚	Construction of evaporation ponds to produce Nitrate Salts for fertilizer at a rate of 941,222 tpy.

⮚	Construction of a seawater adduction pipe from the northern sector of Caleta Buena to the mining area, to meet the water needs during the operation phase, at a maximum flow rate of 400 L/s.

⮚	Connection of the industrial areas of the Project to the Norte Grande Interconnected System (SING), in order to provide sufficient energy for their electrical requirements.

18.1	Capital Cost Estimates

The facilities for the production operations of iodide and iodine salts at the Pampa Orcoma Project mainly include caliche extraction mine, leaching, iodide and iodine production plants, solar evaporation ponds, water resources, as well as other minor facilities.

The cost of capital distributed in the areas related to Pampa Orcoma Project is shown in Table 18-1.

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Table 18-1. Capital Cost for Nitrate and Iodine at the Orcoma Project

	Capital Cost
	% Total	MM USD
Category	100%	383
Caliche Mining	8.6%	33
Heap Leaching	4.2%	16
Seawater	31.8%	121
Iodide & Iodine Plants	9.4%	36
Solar Evaporation Ponds	37.4%	143
EIA	2.1%	8
Electrical Distribution System	6.5%	25

18.2	Basis for Capital and Operating Cost Estimates

The operating costs of the Orcoma Project are divided according to the production of iodine and production of solar salts sent to the Coya Sur site for production of nitrates.

The Orcoma Project is expected to be in operation between 2024 and 2040.

The production relies on the following assumptions, as shown in Table 18-2.

Table 18-2. Productions Assumptions for Pampa Orcoma Project

Item	Unit	Average
Iodine	kt	7.7
AFA	kt Nitrate	667.4
Caliche	Mt	20.0
Iodine grade	ppm	408.1
Nitrate grade	%	6.7%
Iodine Leaching Yield		65.3%
Nitrate Leaching Yield		53.4%
Soluble Salts		47.5%
Iodine Plants Yield		92.8%
Pond Yield		65.0%
Nitrate Salts for fertilizer	kt Salts	368.8

Orcoma's operating cost comprises the cost to produce the base solution, the cost of iodine production, and the cost of producing solar salts, the latter being delivered to the Coya Sur site.

The estimated costs to produce the base solution for iodine and nitrate are presented in Table 18-3. The cost presented is per t of caliche extracted.

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Table 18-3. Estimated Operating costs, per Ton of Caliche Extracted

Cost Category	Unit	Estimated Cost
Mining	USD/tonne Caliche	2.32
Leaching	USD/tonne Caliche	1.20
Seawater	USD/tonne Caliche	0.51

To produce iodine, it is estimated that approximately 1 kg of iodine is obtained for every 3.75 t of caliche. In the case of the production of nitrates, it is estimated that approximately 19 kt of nitrate salts for fertilizer is obtained for every 1 Mt of caliche, which is taken to the Coya Sur site for final processing.

The estimated costs to produce iodine are presented in Table 18-4. The cost presented is per kg of iodine produced and left in port.

Table 18-4. Estimated Costs to Produce Iodine (kg)

Cost Category	Unit	Estimated Cost
Solution	USD/tonne Iodine	9.20
Plant Iodide	USD/tonne Iodine	3.75
Plant Iodine Prill	USD/tonne Iodine	1.76

The estimated costs to produce nitrates are presented in Table 18-5. The cost presented is per ton of intermediate salts produced by the Orcoma Project that are then taken to the Coya Sur site for the final production of nitrates.

Table 18-5. Estimated Costs to Produce Nitrate (per ton)

Cost Category	Unit	Estimated Cost
Solution Cost	USD/tonne Nitrate Salt	43.08
Ponds and preparation	USD/tonne Nitrate Salt	24.33
Harvest production	USD/tonne Nitrate Salt	3.93
Others (G&A)	USD/tonne Nitrate Salt	4.55
Transport to Coya Sur	USD/tonne Nitrate Salt	55.94

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19	EConomic Analysis

This section contains forward-looking information related to economic analysis for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including estimated capital and operating costs, project schedule and approvals timing, availability of funding, projected commodities markets and prices.

19.1	Principal Assumptions

Capital and operating costs used in the economic analysis are as described in Section 18. Sales prices used for Iodine and Nitrates are as described in Section 16. A 10% discount rate was used for the cashflow and is deemed reasonable to account for cost of capital and project risk. A 28% income tax rate was assumed based on information provided by SQM.

All costs, prices, and values shown in this section are in 2022 US$.

19.2	Production and Sales

The estimated production of iodine and nitrates for the period 2024 to 2040 is presented in Table 19-1.

19.3	Prices and Revenue

To obtain an income flow in relation to the production of Iodine and Nitrates in the period 2022 to 2040. The year 2022 has been considered as the beginning, to show the investment made in the period, and the first year of sales is 2024.

An average sales price of 40.0 USD/Kg (40,000 USD/Ton) was used for sales of Iodine based on the market study presented in in Section 16. This price is assessed as FOB port.

As a vertically integrated company, nitrate production from the mining operations are directed to the plant at Coya Sur for the production of specialty fertilizer products. An imputed sales price of 333 USD/tonne was assumed for nitrates salts for fertilizer based on an average sales price of 820 USD/tonne for finished fertilizer products sold at Coya Sur, less 487 USD/tonne for production costs at Coya Sur.

These prices and the revenue streams derived from the sale of iodine and nitrates is shown in Table 19-2.

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Table 19-1. Production of Iodine and Nitrates with and without Orcoma Project

MATERIAL MOVEMENT	UNITS	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	TOTAL
Orcoma Ore Tonnage	Mt	0	2.1	8.4	8.4	8.4	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	287.4
Average grade Iodine in Situ	ppm	0	412	415	405	405	400	401	410	401	408	409	414	410	413	409	410	410	410	408
Iodine (I2) in situ	kt	0.0	0.9	3.5	3.4	3.4	8.0	8.0	8.2	8.0	8.2	8.2	8.3	8.2	8.3	8.2	8.2	8.2	8.2	117.3
Yield process to produce prilled Iodine	%	0.0%	67.7%	68.9%	67.0%	65.6%	68.5%	66.8%	65.3%	67.9%	68.1%	67.7%	67.5%	68.3%	67.5%	68.2%	68.0%	68.3%	68.0%	67.7%
Prilled Iodine produced	kt	0.0	0.6	2.4	2.3	2.2	5.5	5.4	5.4	5.4	5.6	5.5	5.6	5.6	5.6	5.6	5.6	5.6	5.6	79.4
Average grade Nitrate in Situ	%	0%	6.0%	6.1%	6.5%	6.4%	6.5%	6.8%	6.1%	6.6%	6.7%	6.7%	6.8%	6.6%	6.8%	6.9%	6.7%	6.9%	6.8%	6.7%
Nitrate Salts in situ	kt	0	127	515	549	540	1,304	1,360	1,221	1,320	1,331	1,347	1,364	1,327	1,359	1,380	1,337	1,380	1,360	19,120
Yield process to produce Nitrates	%	0.0%	59.6%	59.3%	58.8%	59.3%	57.4%	57.3%	59.1%	57.4%	57.3%	57.3%	57.3%	57.3%	57.3%	56.9%	57.3%	56.8%	57.1%	57.5%
Nitrate production from Leaching	kt	0	76	306	322	320	748	780	721	758	763	772	781	761	778	785	766	784	777	10,998
Ponds Yield to produce Nitrates Salts	%	0.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%
Nitrate Salts for Fertilizers	kt	0	0	0	49	199	210	208	486	507	469	493	496	502	507	494	506	510	498	6,134

Table 19-2. Production of Iodine and Nitrates with and without Orcoma Project

PRICES	UNITS	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	TOTAL
Iodine	US$/kg	0	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40	40
Nitrates delivered to Coya Sur	US$/t	0	333	333	333	333	333	333	333	333	333	333	333	333	333	333	333	333	333	333
REVENUE	UNITS	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	TOTAL
Iodine	US$M	0	23	96	91	90	219	214	214	218	222	222	224	224	223	223	223	224	223	3,175
Nitrates delivered to Coya Sur	US$M	0	0	0	16	66	70	69	162	169	156	164	165	167	169	165	168	170	166	2,043
Total Revenues	US$M	0	23	96	108	156	289	284	376	387	378	386	389	391	392	388	392	394	389	5,217

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19.4	Operating Costs

The main costs to produce Iodine and Nitrates involve the common production cost for iodine and nitrates, such as Mining, Leaching and Seawater, production cost of iodine in the plant, and the production cost of nitrate before processing at the Coya Sur site.

The production cost of nitrate at Coya Sur Plant is not considered in this analysis, as we have considered a nitrate price before any process in Coya Sur.

The estimate of total costs per item is obtained from approximate estimates of its unit cost, considering a variable part and a fixed part, independent of the volume of production. These unit costs are shown in Table 19-4.

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Table 19-3. Main Costs of Iodine and Nitrates Production

COSTS	UNITS	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	TOTAL
COMMON
Mining	US$M	0	5	20	20	20	46	46	46	46	46	46	46	46	46	46	46	46	46	667
Leaching	US$M	0	3	10	10	10	24	24	24	24	24	24	24	24	24	24	24	24	24	343
Seawater	US$M	0	1	4	4	4	10	10	10	10	10	10	10	10	10	10	10	10	10	147
Total Mining Costs	US$M	0	8	34	34	34	81	81	81	81	81	81	81	81	81	81	81	81	81	1,157
IODINE PRODUCTION
Solution Cost	US$M	0	6	25	25	25	60	59	60	59	59	59	59	59	59	59	59	59	59	850
Iodide Plant	US$M	0	2	9	9	8	21	20	20	20	21	21	21	21	21	21	21	21	21	297
Iodine Plant	US$M	0	1	4	4	4	10	9	9	10	10	10	10	10	10	10	10	10	10	140
Total Iodine Production Cost	US$M	0	10	38	37	37	90	88	90	89	90	89	89	90	89	89	90	90	90	1,287
Total Iodine Production Cost	US$/kg Iodine	0	16	16	16	17	16	16	17	16	16	16	16	16	16	16	16	16	16	16
NITRATE PRODUCTION
Solution Cost	US$M	0	2	9	9	9	21	22	20	21	21	22	22	21	22	22	21	21	21	307
Ponds and preparation	US$M	0	1	5	5	5	12	12	11	12	12	12	12	12	12	12	12	12	12	173
Harvest production	US$M	0	0	0	0	1	1	1	2	2	2	2	2	2	2	2	2	2	2	24
Others (G&A)	US$M	0	0	0	0	1	1	1	2	2	2	2	2	2	2	2	2	2	2	28
Transport to Coya Sur	US$M	0	0	0	3	11	12	12	27	28	26	28	28	28	28	28	28	29	28	343
Total Nitrate Production Cost	US$M	0	3	13	17	27	46	48	63	66	64	66	66	66	67	66	66	66	66	876
Total Nitrate Production Cost	US$/t Nitrate	0	44	44	352	135	221	229	129	130	136	133	133	131	132	134	131	130	132	143
TOTAL OPERATING COST	US$M	0	13	52	55	64	136	136	153	155	153	155	156	156	156	155	156	156	155	2,163
TOTAL OPERATING COST	US$/t Caliche	0.0	6.1	6.2	6.5	7.6	6.8	6.8	7.6	7.8	7.7	7.7	7.8	7.8	7.8	7.8	7.8	7.8	7.8	7.5

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19.5	Capital Expenditure

SQM has developed a production strategy to face the future demand for Iodine and Nitrate. The strategy for Pampa Orcoma is described herein.

Base case for investment considers increasing the production of iodine and nitrate from seawater for Orcoma Project, sequentially from a capacity of 200 to 400 L/s of seawater.

The supply of seawater from the Orcoma project allows the project to move forward with the commitment to sustainable development, in addition to supporting production of at least 400 L/s with seawater without using continental resources.

These scenarios allow establishing a balance between the exploitation sectors (quality/laws) and productive processes that allow balancing the supply of Iodine and Nitrate.

The Orcoma project considers 400 l/s of seawater, 5,000 tpy of Iodine, 730 Ktpy of Nitrate Salts and 5.0 MMm² of Evaporation ponds, with a useful life of 25 years.

Pampa Orcoma reserves have been quantified at 309 Mtpy with 413 ppm of iodine, 6.9% NaNO3 and 47.9%. of Soluble Salts.

The Orcoma project initial investment is close to USD 383 million, distributed as follows:

⮚	Solar evaporation ponds for USD 143 million

⮚	Seawater Intake and Piping for USD 121 million

⮚	Iodide and Iodine Plants for USD 36 million.

⮚	Caliche mining for USD 33 million.

⮚	Electrical Connection System, USD 25 million.

⮚	Other Investments, USD 49 million (Heap leaching and environmental impact studies).

The estimated investments in the period 2023 to 2040 are presented in Table 19-4.

It is assumed that the initial investments (2022-2023) are financed:

a)	60% by a bank loan, and

b)	40% equity.

The bank loan had been simulated with a payment period of 8 years, and a real interest rate (all in) of 5% annually.

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19.6	Cashflow Forecast

The key valuation assumptions used in the financial model consider a discount rate of 10% and a tax rate of 28% in the period 2022 to 2040.

The cashflow for the Nueva Victoria Project is presented in Table 19-5.

The following is a summary of key results from the cashflow:

⮚	Total Revenue: estimated to be USD 2.22 billion including sales of iodine and nitrates.

⮚	Total Operating Cost: estimated to be USD 2.16 billion.

⮚	EBITDA: estimated at USD 3.06 billion.

⮚	Tax Rate of 28% on pre-tax gross income.

⮚	Capital Expenditure estimated at USD 480 million.

⮚	Bank Loan and Loan Amortization estimated at USD 186 million.

⮚	Net Change in Working Capital is based on two months of EBITDA.

⮚	A discount rate of 10% was utilized to determine NPV. The QP deems this to be a reasonable discount rate to apply for this TRS which reasonable accounts for cost of capital and project risk.]

⮚	After-tax Cashflow: The cashflow is calculated by subtracting all operating costs, taxes, capital costs, interest payments, and closure costs from the total revenue.

⮚	Net Present Value: The after tax NPV is estimated to be USD 509 million at a discount rate of 10%

The QP considers the accuracy and contingency of cost estimates to be well within a Prefeasibility Study (PFS) standard and sufficient for the economic analysis supporting the Mineral Reserve estimate for Orcoma project.

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Table 19-4. Estimated Investments

Investment (US$M)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	TOTAL
Orcoma	31	116	136	100	6	6	6	18	6	6	6	6	6	6	6	6	6	6	480

Table 19-5. Estimated Net Present Value (NPV) for the Period

REVENUE	UNITS	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	TOTAL
Total Revenues	US$M	0	23	96	108	156	289	284	376	387	378	386	389	391	392	388	392	394	389	5,217
COSTS
Total Mining Costs	US$M	0	8	34	34	34	81	81	81	81	81	81	81	81	81	81	81	81	81	1,157
Total Iodine Production Cost	US$M	0	10	38	37	37	90	88	90	89	90	89	89	90	89	89	90	90	90	1,287
Total Nitrate Production Cost	US$M	0	3	13	17	27	46	48	63	66	64	66	66	66	67	66	66	66	66	876
TOTAL OPERATING COST	US$M	0	13	52	55	64	136	136	153	155	153	155	156	156	156	155	156	156	155	2,163
EBITDA	US$M	0	11	44	53	92	153	148	223	232	225	231	233	235	236	232	236	238	234	3,055
Depreciation	US$M	0	6	11	15	16	16	16	17	17	17	18	18	18	18	18	19	19	19	278
Interest Payments	US$M	0	1	5	5	4	4	3	2	2	1	0	0	0	0	0	0	0	0	26
Pre-Tax Gross Income	US$M	0	4	28	33	72	134	129	204	213	207	213	215	217	218	214	217	219	214	2,751
Taxes	28%	0	1	8	9	20	37	36	57	60	58	60	60	61	61	60	61	61	60	770
Operating Income	US$M	0	3	20	24	52	96	93	147	153	149	153	155	157	157	154	156	157	154	1,980
Add back depreciation	US$M	0	6	11	15	16	16	16	17	17	17	18	18	18	18	18	19	19	19	278
NET INCOME AFTER TAXES	US$M	0	9	32	39	67	112	109	164	170	166	171	173	175	175	172	175	176	174	2,258
Total CAPEX	US$M	31	116	136	100	6	6	6	18	6	6	6	6	6	6	6	6	6	6	480
Bank Loan	US$M	20	73	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	93
Loan Amortization	US$M	0	2	10	10	11	11	12	13	13	11	0	0	0	0	0	0	0	0	93
Working Capital	US$M	0	2	6	1	6	10	-1	13	1	-1	1	0	0	0	-1	1	0	-1	39
Pre-Tax Cashflow	US$M	-11	-37	-112	-63	64	122	128	178	209	208	224	227	229	230	227	229	231	228	2,509
After-Tax Cashflow	US$M	-11	-38	-120	-73	44	84	92	121	150	150	164	166	168	169	167	168	170	168	1,739
Pre-Tax NPV	US$M	799
After-Tax NPV	US$M	509
Discount Rate	US$M	10%

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19.7	Sensitivity Analysis

Sensitivity analysis gives visibility to the assumptions that present the key risks to the value of the Project. The analysis also identifies the skew of the impact of each assumption in terms of the rise and fall of the value. Figure 19-1 shows the sensitivity of changes to the base case on pre-tax NPV.

Figure 19-1. Sensitivity Analysis

60%
30%
0%
-30%
-60%
% Variation from Base NPV
-30%
-20%
-10%
0%
10%
20%
30%
% Variation of Base Parameter
OPEX
CAPEX
I2 Price
Nitrate Price

As seen in the above figure, the project NPV is more sensitive to product price while being least sensitive to capital and operational costs.

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20	Adjacent Properties

The Project is in the Tarapacá region, Tamarugal province, Huara commune. The mine area comprises an approximate surface of 6,883 ha, while the Project works involve an area of 7,387 ha (Geobiota, 2015). Because of the seawater adduction works and the power transmission line, the Project extends to the west of the commune and to the north of Caleta Buena, at which point the seawater intake system is placed. Near the site, specifically in the access sector, is the "BHP aqueduct easement.

The most significant areas near the project's mineral processing plants is Pampa del Tamarugal Reserve - Zapiga sector located approximately 6 km from the project.

Exploration program results have indicated that these prospects reflect a mineralized trend hosting nitrate and iodine. Also, exploration efforts are focused on possible metallic mineralization beneath the caliche. The area has significant potential for metallic mineralization, especially copper and gold. Exploration has generated discoveries that in some cases may lead to exploitation, discovery sales, and future royalty generation.

Within SQM-Pampa Orcoma's boundary, as presented in Figure 20 1, it is stated that:

⮚	There are properties adjacent to the project with mineral resources with geological characteristics similar to those of the SQM-Pampa Orcoma property.

⮚	The issuer has no interests in adjacent properties. There is no prospecting work in any of the adjacent areas.

⮚	There are some other properties adjacent to the Project which are being exploited by third parties and there are some mining rights.

Four adjacent mining lots belong to SCM Bullmine and COSAYACH, which also mine for iodine production. SCM Bullmine is adjacent to sector 1, while COSAYACH's mining and production sectors adjacent to the project are four and identified below:

⮚	Chiquiquiray mine adjacent to the northeast.

⮚	Huara Project adjacent to the southeast.

⮚	Cala Cala site adjacent to and south of Mapocho.

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Figure 20-1. Pampa Orcoma Adjacent Properties

E-380.000
E-390.000
E-400.000
E-410.000
E-420.000
E-430.000
N-7.810.000
N-7.800.000
N-7.790.000
N-7.780.000
Caleta Mejillones del Norte
Isla Península
Islotes Mejillones
Punta Paco
Punta Rabo de Ballena
Caleta Buena
Caleta Buena (ruinas)
Punta Ballena
Punta Almacenes
Punta Guaneros
PISAGUA ZAPIGA
ORCOMA
ESTACION CARMEN
PAMPA CARMEN
Servidumbre Acueducto BHP
Faena Chiquiquiray COSAYACH
Negreiros
Ruta A-412
RUTA 5
Proyecto Huara COSAYACH
HUARA
Cerro Unita
1266
Quebrada de Aroma
Quebrada de Guasquiña
TAMARUGAL
PAMPA DE LA PERDIZ
Fuerte Baquedano
MAPOCHO
Faena Cala Cala COSAYACH
Quebrada de Tarapacá
SIMBOLOGÍA
Sector Orcoma
Otros sectores recursos
P. Minera Terceros
Carretera
Camino Secundario
Huella
Sello Ferroviario
SQM
GERENCIA DE PRODUCCIÓN MINERA y LIXIVIACIÓN
PLANO UBICACIÓN
SECTOR ORCOMA - I REGIÓN

SQM TRS Pampa Orcoma	Page 201

Figure 20-2. Pampa Orcoma Adjacent Properties

E-350.000
E-375.000
E-400.000
E-425.000
E-450.000
N-7.850.000
N-7.825.000
N-7.800.000
N-7.775.000
N-7.750.000
N-7.725.000
Faena Bullmine
BULLMINE
PAMPA TANA
REGIÓN DE TARAPACÁ
CHILE
PISAGUA
ZAPIGA
(RUINAS)
OESTE ZAPIGA
CHINQUIQUIRAY
Faena Chinquiquiray
Cosayach
PISAGUA ZAPIGA
NEGREIROS
ORCOMA
Proyecto Huara
Cosayach
HUARA
PAMPA CARMEN
ORCOMA
HUARA OESTE
Faena Cala Cala
Cosayach
POZO
ALMONTE
IQUIQUE
CALA - CALA
PISSIS NEBRASKA
LA TIRANA
SOLEDAD
Faena Soledad
Cosayach
OTROS CORUÑA
CORUÑA
SALAR DE PINTADOS
SALAR DE SOBORAL
FORTUNA
FORTUNA
Trazado Agua Mar
SQM
PINTADOS
LOS ANGELES
HERMOSA
OESTE
SALAR DE
BELLAVISTA
HERMOSA
OFICINA
SIMBOLOGÍA
Recursos Hipotéticos
Recursos Especulativos
Recursos Área Mina
Faenas o Proyectos
de Terceros
Explotado

SQM TRS Pampa Orcoma	Page 202

21	Other Relevant Data and Information

The QP is not aware of any other relevant data or information to disclose in this TRS.

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22	Interpretation and Conclusions

This section contains forward-looking information related to Mineral Resources and the LOM plan for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were forth in this sub-section including: geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction; grade continuity analysis and assumptions; Mineral Resource model tons and grade and mine design parameters; actual plant feed characteristics that are different from the historical operations or from samples tested to date; equipment and operational performance that yield different results from the historical operations and historical and current test work results; mining strategy and production rates; expected mine life and mining unit dimensions; prevailing economic conditions, commodity markets and prices over the LOM period; regulatory framework is unchanged during the Study period and no unforeseen environmental, social or community events disrupt timely approvals; estimated capital and operating costs; and project schedule and approvals timing with availability of funding.

22.1	Results

22.1.1	Sample Preparation, Analysis, and Security

Sample preparation, sample safety, and analytical procedures used by SQM in Pampa Orcoma follow industry standards mostly with no noted issues. SQM has detailed procedures that allow for the viable execution of the necessary activities, both in the field and laboratory, for an optimal assurance of the results. QA/QC results are satisfactory for 400x400 m and 200x200 m grid drill holes.

22.1.2	Data Verification

The data available from the exploration, regarding analytical results of geotechnical and chemical analysis of caliche in Pampa Orcoma is adequate for estimation of geologic resources and reserves present in the project area.

22.1.3 Mineral Processing and Metallurgical Testing

Gino Slanzi Guerra, QP who is responsible for the metallurgy and processing of the resource, said: "The metallurgical test work developed to date has been adequate to establish the appropriate processing routes for the caliche resource:

⮚	The metallurgical test work completed to date has been adequate to establish appropriate processing routes for the caliche resource.

⮚	The samples used to generate the metallurgical data have been representative and support estimates of future throughput.

⮚	The data derived from test work activities described above are adequate for estimating recovery from mineral resources.

⮚	From the information reviewed, no processing factors or deleterious elements were found which could significantly affect the economic extraction potential projected for the project. The mineral deposit that supports it corresponds in composition and chemical-metallurgical similar responses to nearby caliche deposits, in which the company has extensive historical know-how and a body of professionals with extensive experience, with finished and successful knowledge regarding the search and solution of operational problems. This aspect was recognized in field visits where this characteristic was confirmed in all the plants visited.

⮚	The metallurgical test data for the resources to be processed in the production plan projected to 2040 indicate that the recovery methods are adequate.

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22.1.3	Mineral Resource Estimate

Drill hole data collected by SQM in Pampa Orcoma is sufficient to characterize iodine and nitrate grades, as well as mineralized thickness throughout the project area. Calculations have been verified independently, with minor differences that have no implications on indicated resource estimations. Diamond drilling and recategorization of drill hole grids currently in process, have the potential to upgrade resource classification to measured.

22.1.4	Mineral Reserve Estimate

Mineral Resource estimate is the basis for Mineral Reserve estimation, accounting for dilution of iodine and sodium nitrate grades through modifying factors. Estimates have been verified independently, reporting reserve values for approved and pending environmental area permits, with minor differences that have no implications on Probable Reserve estimates.

22.1.5	Processing and Recovery Methods

The level of laboratory, bench, and pilot plant scale metallurgical testing conducted in recent years has determined that the raw material is reasonably amenable to production. Reagent forecasting and dosing will be based on analytical processes that establish mineral grades, valuable element content, and impurity content to ensure that the system's treatment requirements are effective.

Most of the material fed to the heaps is ROM minerals in granulometry. Continuous surface mining machines are used where caliche mantles break up using cutting equipment, which provides a smaller and more homogeneous grain size of the ore that produces higher recoveries, approximately ten percent higher the recovery in the ROM heaps.

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22.2	Significant Risks

22.2.1	Sample Preparation, Analysis, and Security

QC results of original and duplicate samples show a data bias for iodine and nitrate grades. As described in Section 9, the error is not statistically significant; however, an audit of the sample preparation and analyses should be completed.

22.2.2	Geology and Mineral Resources

The mineral resource estimate is based on sample analysis and geological controls. Unknown variability in either of these parameters could render the resulting mineral resource estimate biased. Best practice procedures have been used to test this information.

22.2.3	Permitting

The Pampa Orcoma Project is currently permitted for exploration, environmental and pre-production works. The application for construction and operation is in preparation and is planned for submission is 2024. Currently there is an initiative in Chile to modify the management of mining rights which presents a risk for the future operating conditions for the project.

22.2.4	Processing and Recovery Methods

Water incorporation in the process is a risk aspect, bearing in mind the current water shortage and that is a contribution to the project since the tests carried out even show a benefit, from the perspective of its contribution to an increase in the recovery of iodine and nitrate. The planned use of seawater and construction of the intake in Caleta Buena will limit this risk.

22.2.5	Metal Pricing and Market Conditions

The estimated product prices used in this evaluation will have changed when the project is in production in 2024. Both prices and costs will provide a source of risk, which can be mitigated in the short to medium term by strategic planning and contract negotiations.

22.2.6	Mineral Processing and Metallurgical Testing

The impact factors in the processing or elements detrimental to recovery or the quality of the product obtained are the potentially harmful elements present. Those related to the raw material are insoluble materials and other elements such as magnesium and perchlorate. In this regard, the company's constant concern to improve the operation and obtain the best product.

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22.2.7	Environmental Studies, Permitting and Social or Community Impact

There is a risk that the environmental authorization for production increasing from 2,500 tons prill Iodine/year to 5,000 tons prill Iodine/year will not be obtained within the required timeframe.

22.3	Significant Opportunities

22.3.1	Mineral Resource Statement

The 100 T m spacing drill hole grid currently in process will allow for a future recategorization of the resource as Measured. The diamond drilling campaign currently in process will provide a comparison of caliche depths and iodine and nitrate grades with respect to the 200x200 m grid resource estimation.

22.3.2	Geology and Mineral Resources

There is an opportunity to improve the resource estimation simplicity and reproducibility using a block model approach not only in the case of smaller drill hole grids (100T m), which is considered once the drilling campaign finished, but also for larger drill hole grids to avoid separating the resource model and databases by drill hole spacing, bringing the estimation and management of the resource model to industry standards.

SQM has exploration rights to a large land area around Pampa Orcoma. With further exploration there is potential to increase the mineral resources and eventually mineral reserves for the project.

22.3.3	Metallurgy and Mineral Processing

The research and development team has demonstrated significant progress in the development of new processes and products to maximize the returns obtained from the resources they exploit. An example of this is that, since 2002, SQM nitrates have sought options to expand and improve iodine production by initiating a test plan for an oxidative treatment of the concentrate. Trials demonstrated that it is possible to dispense the flotation stage, that the process of obtaining iodine with oxidative treatment works well, and that it is economically viable and less costly to build and operate than the conventional process with the flotation stage.

In this sense, continuous tests were completed in the pilot plant with different iodine brines from different resources to confirm these results.

The research is developed by three different units, which adequately cover the characterization of raw materials, traceability of operations, and finished product, covering topics such as chemical process design, phase chemistry, chemical analysis methodologies, and physical properties of finished products.

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23	RECOMMENDATIONS

⮚	Analyze the mineral distribution and statistical characteristics of drill hole grids currently in process have the potential to upgrade the mineral resource and mineral reserve classification.

⮚	Improvements are required for the Quality Assurance/Quality Control (QA/QC) program to align with industry best practice and facilitate more meaningful QC.

⮚	Confirm the accuracy and precision of SQM internal laboratory implementing an external QA/QC check with a representative number of samples as a routine procedure.

⮚	Infilling RC drill hole grids with 100 T m or 100x50 m spacing, which is currently in progress, has the potential to upgrade the Mineral Resource estimates from Indicated to Measured Mineral Resources, and in turn upgrade Mineral Reserves from Probable to Proven. It is recommended to re-estimate Pampa Orcoma’s Mineral Reserves when Mineral Resource have been updated based on the additional drilling

⮚	Detail the construction development timeline to a feasibility level to best account for the timing of cash flows and risk points to the time and cost.

All the above recommendations are considered within the declared capital and operating expenditures and do not imply additional costs for their execution.

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24	References

⮚	Chong, G., Gajardo, A., Hartley, A., Moreno, T. 2007. Industrial Minerals and rocks. In Moreno, T. & Gibbons, W. (eds) The Geology of Chile 7, 201-214

⮚	Ericksen, G.E. 1981. Geology and origin of the Chilean nitrate deposits. U.S. Geological Survey Professional Paper 1188-B.

⮚	Fiesta, B. 1966. El origen del salitre de Chile. Sociedad Española de Historia Natural Boletín, Sección Geológica 64(1), 47-56.

⮚	Mueller, G. 1960. The theory of formation of north Chilean nitrate deposits through ((capillary concentration)). International Geological Congress, 21st, Copenhagen 1960, Report 1, 76-86.

⮚	Pueyo, J.J.; Chong, G.; Vega, M. 1998. Mineralogía y evolución de las salmueras madres en el yacimiento de nitratos Pedro de Valdivia, Antofagasta, Chile. Revista Geológica de Chile, Vol. 25, No. 1, p. 3-15.

⮚	Reich, M., Snyder, G.T., Alvarez, F., Pérez, A., Palacios, C., Vargas, G., Cameron, E.M., Muramatsu, Y., Fehn, U. 2013. Using iodine to constrain supergen uid sources in arid regions: Insights from the Chuquicamata oxide blanket. Economic Geology 108, 163-171.

⮚	Reich, M.,Bao,H. 2018. Nitrate Deposits of the Atacama Desert: A Marker of Long-Term Hyperaridity. Elements, Vol. 14, 251–256

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25	Reliance on Information Provided by Registrant

The qualified person has relied on information provided by the registrant in preparing its findings and conclusions regarding the following aspects of modifying factors:

1.	Macroeconomic trends, data, and assumptions, and interest rates.

2.	Projected sales quantities and prices.

3.	Marketing information and plans within the control of the registrant.

Environmental matter outside the expertise of the qualified person.

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